                                            Filed pursuant to Rule 424(b)(4)
                                            under the Securities Act of 1933.
                                            Registration Number 333-89537

4,500,000 SHARES                                           [ELOQUENT, INC. LOGO]

ELOQUENT, INC.

COMMON STOCK

$16.00 PER SHARE


--------------------------------------------------------------------------------


-  Eloquent, Inc. is offering 4,500,000            -  This is our initial public offering.
   shares.
-  Trading symbol: Nasdaq National Market --
   ELOQ.


                 ---------------------------------------------

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DESCRIPTION OF SOME OF THE RISKS OF INVESTING IN OUR STOCK.


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                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public offering price.......................................   $16.00     $72,000,000
Underwriting discount.......................................   $ 1.12     $ 5,040,000
Proceeds, before expenses, to Eloquent, Inc. ...............   $14.88     $66,960,000
=====================================================================================


The underwriters have a 30-day option to purchase up to 675,000 additional shares of common stock from us to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

U.S. BANCORP PIPER JAFFRAY
                     BANC OF AMERICA SECURITIES LLC
                                         THOMAS WEISEL PARTNERS LLC


               THE DATE OF THIS PROSPECTUS IS FEBRUARY 16, 2000.

                                    GATEFOLD

GRAPHICS: GRAPHICAL DEPICTION OF PRODUCTION PROCESS AND USES OF
ELOQUENT SOLUTION

TEXT:

ELOQUENT OFFERS COMPLETE END-TO-END SOLUTIONS FOR WEB-BASED RICH MEDIA BUSINESS-TO-BUSINESS COMMUNICATIONS

ELOQUENT APPLICATIONS SERVER SOFTWARE
    Content aggregation
    Personalized delivery
    Usage reporting
    Bandwidth management
    Integration with enterprise systems
    Open architecture

ELOQUENT PRESENTER!
    Browser-based player

ELOQUENT CONTENT PRODUCTION
    Full motion video and audio
    Presentation materials
    Electronic documents

INTEGRATED CD-ROM DELIVERY

INTERNET/INTRANET

SALES CHANNEL COMMUNICATIONS
    Customers use Eloquent solutions to educate their field personnel and resellers about new products and marketing strategies. User have continued on-demand access to the information.

EMPLOYEE COMMUNICATIONS
    Eloquent solutions deliver senior management's messages to a globally distributed workforce, including employees who joined the company after the presentation was initially made.

SALES AND MARKETING PRESENTATIONS
    Companies use Eloquent solutions on their Web sites to present corporate information and to demonstrate their products to potential customers or business partners.

CUSTOMER SUPPORT
    Businesses use Eloquent solutions to deliver technical and product support information to their customers on an ongoing basis.

                                 INSIDE FRONT COVER

GRAPHIC: SCREEN SHOT OF ELOQUENT DESKTOP PLAYER SOFTWARE

TEXT:

THE ELOQUENT PRESENTER! PLAYER SOFTWARE IS DESIGNED SPECIFICALLY FOR RICH MEDIA BUSINESS-TO-BUSINESS COMMUNICATIONS

1.  FULL MOTION VIDEO OF PRESENTER

2.  SYNCHRONIZED SLIDES/DEMONSTRATIONS

3.  SYNCHRONIZED TEXT TRANSCRIPT

4.  HYPERLINKS TO OTHER WEB-BASED INFORMATION

5.  FULL-FEATURED NAVIGATION TOOLS

     -  CONTENT SEARCH CAPABILITIES

     -  SPEED CONTROL

     -  BOOKMARKS

     -  SLIDE NAVIGATION

     -  TRANSLATED TRANSCRIPTS

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................     4
Risk Factors................................................     8
Special Note on Forward-Looking Statements..................    16
Use of Proceeds.............................................    17
Dividend Policy.............................................    17
Capitalization..............................................    18
Dilution....................................................    19
Selected Financial Data.....................................    20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    21
Business....................................................    29
Management..................................................    41
Certain Transactions........................................    56
Principal Stockholders......................................    58
Description of Capital Stock................................    61
Shares Eligible for Future Sale.............................    66
Underwriting................................................    68
Legal Matters...............................................    70
Experts.....................................................    70
Where You Can Find More Information.........................    71
Index to Financial Statements...............................   F-1

                 ---------------------------------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

--------------------------------------------------------------------------------

                                    SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information contained in this prospectus, including the financial statements and related notes.

ELOQUENT

Eloquent provides rich media solutions for business-to-business communications. "Rich media" is the combination of video, audio, sophisticated graphics and text into a synchronized, interactive, navigable and searchable format. We have developed a unique and proprietary combination of software and services that we use together, in what we call a "solutions platform," to create and deliver rich media presentations, or "events," on behalf of our customers. These events can be delivered over Web-based channels or CD-ROMs to be viewed by end users on their personal computers. "Web-based channels" includes the World Wide Web, internal computer networks known as "intranets," and computer networks known as "extranets" that provide access to customers and business partners but not to the public.

Our customers, which are primarily large companies, use our solutions to communicate time-sensitive, business-critical information to target audiences in an effective, consistent and cost-efficient manner. Customers use our events for product launch briefings to sales teams, strategic and corporate alignment presentations to employees, sales pitches to potential customers, employee training seminars, business partner education programs and complex customer support activities. Since our inception in March 1995, we have produced over 700 rich media events consisting of over 3,500 hours of content for more than 150 customers.

Business-to-business communications involve the dissemination of corporate information to audiences both inside and outside an organization, including employees, customers and business partners. The ability to communicate effectively with these audiences represents an important competitive advantage for companies under increasing pressure to operate more efficiently and to better serve the needs of their customers. Companies disseminate information to their target audiences through a variety of means and a number of different technologies that, although useful, do not always provide the most efficient and robust means of delivering communications.

The emergence of the Web as a global communications medium has enabled companies to gather information, communicate and conduct business electronically over Web-based channels. Furthermore, the development of streaming media technologies and the proliferation of multimedia-capable computers has enabled the delivery of continuous "streams" of video and audio content, including our rich media events. Most streaming media applications, however, have been focused on entertainment applications and do not provide for synchronization of multiple media or sophisticated search and navigation capabilities. Additionally, a number of technical challenges have limited the adoption of streaming media technology for business-to-business communications. We believe our customers recognize the benefits of outsourcing the production and delivery of rich media events to Eloquent because we have specialized rich media expertise, the ability to deliver a complete set of products and services, and the ability to achieve economies of scale in producing rich media events.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Our platform includes all of the software and services our customers need to deliver rich media business-to-business communications to their target audiences. We have developed what we believe to be the most effective, comprehensive and robust platform available for producing and delivering rich media events for business-to-business communications that are:

     - easier to produce and deliver -- we have the capability to produce rich media events for our clients in a turnkey fashion. By "turnkey" we mean that we do substantially all of the work to produce an event ourselves from start to finish, rather than providing our customers with tools with which to produce an event themselves. In addition, by delivering rich media events through the Web, intranets, extranets and CD-ROMs, we enable our customers to reach their entire target audience easily.

     - more effective -- our rich media events provide users with business-critical information in an interactive, searchable and navigable format that we believe makes our events more engaging than other forms of business-to-business communication, enhancing comprehension and retention of the information.

     - faster -- we enable our customers to disseminate critical information rapidly due to our unique and efficient production process and Web-based channel and CD-ROM delivery. Using our proprietary scheduling software and production expertise, we can produce a typical four- to five-hour rich media event in nine business days, compared to months for alternative solutions.

     - less expensive -- our solutions eliminate many of the costs associated with traditional business presentations, including airline, hotel and other travel expenses for event participants, facilities costs and the opportunity costs associated with diverting employees from their work schedules.

We believe that these benefits can result in a number of strategic and competitive advantages for our customers, including accelerating the commercial launch of new products, increasing employee productivity, strengthening important business relationships and enhancing sales and marketing efforts.

Our objective is to enhance our leadership position in rich media solutions for business-to-business communications. Key elements of our strategy include:

     - further penetration of our existing customer base of large corporate accounts;

     -  expansion into additional industries;

     -  identification of new applications for our solutions;

     - expansion and enhancement of our existing set of customer solutions by broadening the functionality of our platform and adding value-added services; and

     -  expansion into international markets.

OFFICE LOCATION

Our principal executive offices are located at 2000 Alameda de las Pulgas, Suite 100, San Mateo, California 94403 and our telephone number is (650) 294-6500. Our primary Web site is located at www.eloquent.com. Information contained on our Web site is not part of this prospectus.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THE OFFERING

Common stock offered......................    4,500,000 shares

Common stock and common stock warrants
outstanding after the offering............    16,917,267 shares


Offering price............................    $16.00 per share



Use of proceeds...........................    We will receive net proceeds from
                                              this offering of approximately
                                              $65.5 million. We intend to use
                                              approximately $23.0 million of
                                              these net proceeds for the
                                              repayment of debt. We intend to
                                              use $7.5 million to $9.0 million
                                              of the remaining net proceeds to
                                              increase the size of our sales and
                                              marketing organizations, and $1.5
                                              million to $2.0 million to expand
                                              research and development efforts
                                              in order to enhance the
                                              functionality of our solutions
                                              platform. We anticipate using the
                                              remaining net proceeds for working
                                              capital and for general corporate
                                              purposes, including international
                                              expansion. See "Use of Proceeds"
                                              on page 17 for a more detailed
                                              description of our plans to use
                                              the net proceeds of this offering.



Nasdaq National Market symbol.............    ELOQ


The common stock and common stock warrants outstanding after the offering set forth above are based on the total number of shares of common stock outstanding on December 31, 1999 and shares issuable upon exercise of warrants outstanding on that date. These warrants are exercisable for 1,685,387 shares of common stock. Of these warrants, warrants to purchase 14,450 shares will expire upon the closing of this offering if not exercised by that time. The number of shares and warrants set forth above excludes:

     - 3,327,342 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1999; and

     - 2,162,849 shares of common stock reserved for issuance pursuant to future grants of stock options made under our equity incentive plans and our stock purchase plan.

Unless otherwise specifically stated, information contained in this prospectus:

     - does not take into account the exercise of the underwriters' over-allotment option to purchase up to 675,000 shares of our common stock; and

     - gives effect to the conversion of all of our outstanding preferred stock into common stock upon the closing of this offering.

"Eloquent" and the Eloquent logo are trademarks of Eloquent, Inc. that are registered in the United States and other jurisdictions. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that use them.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SUMMARY FINANCIAL DATA

                                                        INCEPTION
                                                    (MARCH 29, 1995)
                                                         THROUGH                YEAR ENDED DECEMBER 31,
                                                      DECEMBER 31,      ---------------------------------------
                                                          1995           1996      1997       1998       1999
                                                    -----------------   -------   -------   --------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Content production services.....................       $   55         $   944   $ 3,519   $  6,750   $  8,412
  Software licenses and
  maintenance.....................................           --              --       406        993      2,959
  Professional services...........................           --              --        --         --      1,121
                                                         ------         -------   -------   --------   --------
         Total revenues...........................           55             944     3,925      7,743     12,492
                                                         ------         -------   -------   --------   --------
Cost of revenues:
  Content production services.....................           --             405     3,717      5,730      5,021
  Software licenses and maintenance...............           --              --        50        445        646
  Professional services...........................           --              --        --         --      1,496
                                                         ------         -------   -------   --------   --------
         Total cost of revenues...................           --             405     3,767      6,175      7,163
                                                         ------         -------   -------   --------   --------
  Gross margin....................................           55             539       158      1,568      5,329
                                                         ------         -------   -------   --------   --------
Operating expenses:
  Sales and marketing.............................           81             846     3,785      6,812      8,856
  Research and development........................           86             659       845      1,510      1,959
  General and administrative......................          208             597     1,876      2,211      3,499
  Stock-based compensation........................           --              --        --        992      5,756
                                                         ------         -------   -------   --------   --------
         Total operating expenses.................          375           2,102     6,506     11,525     20,070
                                                         ------         -------   -------   --------   --------
           Loss from operations...................         (320)         (1,563)   (6,348)    (9,957)   (14,741)
Interest expense and other charges................            1             (21)     (100)      (259)    (2,175)
Interest income and other income..................           --              49        79        208        301
                                                         ------         -------   -------   --------   --------
Net loss..........................................       $ (319)        $(1,535)  $(6,369)  $(10,008)  $(16,615)
                                                         ======         =======   =======   ========   ========
Net loss per share, basic and diluted.............       $(1.33)        $ (1.97)  $ (4.59)  $  (4.74)  $  (5.47)
                                                         ======         =======   =======   ========   ========
Weighted average shares, basic and diluted........          240             781     1,388      2,111      3,036
                                                         ======         =======   =======   ========   ========
Pro forma net loss per share, basic and diluted...                                                     $  (1.63)
                                                                                                       ========
Pro forma weighted average shares, basic and
  diluted.........................................                                                       10,195
                                                                                                       ========

The following table summarizes our balance sheet as of December 31, 1999:

     -  on an actual basis; and


     - on a pro forma basis to reflect the sale of 4,500,000 shares of common stock offered hereby at an initial offering price of $16.00 per share, after deducting underwriting discount and commissions and estimated offering expenses, the application of $20.0 million of the net proceeds from the offering to repay our subordinated notes and the application of $3.0 million of the net proceeds from the offering to repay borrowings under our existing line of credit.



                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                              ACTUAL      PRO FORMA
                                                              -------    -----------
                                                                         (UNAUDITED)
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $17,174      $59,856
Working capital.............................................   12,706       58,387
Total assets................................................   25,265       66,280
Long-term obligations and subordinated notes................    9,254          777
Total stockholders' equity..................................    7,688       60,181


Long-term obligations and subordinated notes presented above in the "Actual" column are net of $11.5 million of unamortized debt discount. Total stockholders' equity presented above in the "Pro Forma" column reflects a loss on extinguishment of debt of $8.0 million. For more detail on the accounting treatment of our subordinated notes and their repayment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21.

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                                  RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below as well as the other information in this prospectus before investing in our common stock. Our business, financial condition or operating results could be seriously harmed by any of the following risks. In addition, the trading price of our common stock could decline due to any of the following risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND PROSPECTS.

Eloquent was formed in March 1995. Thus, we have a limited operating history, which may make it difficult for you to evaluate our business. In part because we are subject to the risks, expenses and uncertainties frequently encountered by companies in new and rapidly evolving technology and Web-related markets, we cannot be sure that our business model and future operating performance will yield the results that we seek. Moreover, because these markets are constantly changing, we may need to change our business model to adapt. When making your investment decision, you should consider the risks, expenses and uncertainties that we may encounter as an early-stage company. Among other things, we have not yet proven our ability, on a sustained basis, to achieve the following:

     -  maintain and expand our customer base;

     -  identify new applications for our existing products;

     -  expand and enhance our customer solutions;

     -  maintain market prices for our solutions despite competition;

     - effectively integrate any acquired businesses or technologies with our operations;

     - prevent technologies we use in our operations from failing or operating poorly; and

     -  identify, attract, retain and motivate qualified personnel.

We may not be successful in achieving these objectives on a long-term basis. If we are unable to do so, our business, financial condition and operating results would suffer.

WE EXPECT TO CONTINUE TO INCUR LOSSES, AND AS A RESULT WE MAY NOT ACHIEVE PROFITABILITY.

We have not achieved profitability on a quarterly or annual basis to date and we anticipate that we will continue to incur net losses for the foreseeable future. Our failure to achieve profitability could deplete our current capital resources and reduce our ability to raise additional capital. We incurred net losses of approximately $6.4 million in 1997, $10.0 million in 1998 and $16.6 million in 1999. As of December 31, 1999, we had an accumulated deficit of approximately $34.8 million. We expect to increase our operating expenses significantly, expand our sales and marketing operations and continue to develop and expand our service offerings. If these increased expenses are not accompanied by increased revenues, we will not achieve profitability.

In addition, our October 1999 sale of subordinated notes and warrants will result in accounting charges that will inhibit our ability to achieve profitability in the near term. Upon repayment of the notes when this offering is consummated, we must recognize an extraordinary loss on extinguishment of debt of up to $8.0 million. See "Management's Discussion and Analysis of Financial Condition and Operations -- Overview" beginning on page 21 for a more detailed description of the accounting consequences of the financing.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, AND AN UNANTICIPATED DECLINE IN REVENUES MAY CAUSE OUR STOCK PRICE TO FALL.

In some future quarter, our operating results may be below the expectations of public market analysts and investors, which would cause the price of our common stock to fall. The factors that may cause our quarterly operating results to fall short of expectations include:

     - delays of large customer orders, which could prevent us from recognizing revenues until later quarters;

     - seasonal trends in sales of our solutions, which could result in lower quarterly revenues in the fourth quarter;

     - downward pressure on prices paid by our customers, as a result of competition or other factors, which could reduce our quarterly revenues even if we maintain or increase the number of sales;

     - new product and service introductions by our competitors, which could cause our competitors to capture revenues that we otherwise could have received;

     - increased costs incurred as we expand operations, increase our marketing efforts or undertake other initiatives, which could reduce our profit margin if not matched by a corresponding growth in revenues; and

     - technical difficulties or system downtime affecting the Web generally or the operation of our network or servers, which could cause customer dissatisfaction and reduce our revenues.

We have experienced and expect to continue to experience seasonality in our business. Due to the marketing cycles of our customers, sales of our content production services generally tend to be lower in the fourth calendar quarter of each year. Because the market for rich media business-to-business communications using the Web is still new, additional seasonal and other patterns in the usage of our products and services may emerge as the market matures.

Our quarterly operating results may fluctuate significantly in the future because of a variety of factors, many of which are outside our control. As a result, operating results for any particular quarter may not be indicative of future operating results.

WE DEPEND ON A LIMITED NUMBER OF LARGE CUSTOMERS FOR A MAJORITY OF OUR REVENUES, SO THE LOSS OF OR DELAY IN PAYMENT FROM ONE OR A SMALL NUMBER OF CUSTOMERS COULD HAVE A LARGE IMPACT ON OUR REVENUES AND OPERATING RESULTS.

If we were to lose a key customer, our business, financial condition and operating results would suffer. In addition, if a key customer fails to pay amounts it owes us, or does not pay those amounts on time, our revenues and operating results would suffer. A limited number of large customers have accounted for a majority of our revenues and will continue to do so for the foreseeable future. For example, our top 15 customers during the year ended December 31, 1999 accounted for a majority of our revenues during that period. Due to our limited number of large customers, the cancellation or delay of a customer order during a given quarter is likely to significantly reduce revenues for the quarter.

THE LENGTH OF OUR SALES CYCLE IS UNCERTAIN AND THEREFORE COULD CAUSE SIGNIFICANT VARIATIONS IN OUR OPERATING RESULTS.

Because our customers are typically large corporations, the length of our sales cycle -- the time between an initial customer contact and completing a sale -- can be unpredictable. The time between the date of our initial contact with a potential new customer and the execution of a sales contract with that customer ranges from less than two weeks to more than three months, depending on the size of the customer, the application of our solution and other factors. Our sales cycle is also subject to delays as a result of customer-specific factors over which we have little or no control, including budgetary constraints and internal acceptance procedures. During the sales cycle, we may expend substantial sales and management resources without generating corresponding revenues. Our expense levels are relatively fixed in the short term and are based in part on our expectations of our future revenues. As a result, any delay in our sales cycle could cause significant variations in our operating results, particularly because a relatively small number of customer orders represents a large portion of our revenues.

WE MAY NOT BE ABLE TO INCREASE THE SIZE OF OUR SALES ORGANIZATION, WHICH WOULD PREVENT US FROM ACHIEVING THE INCREASED SALES VOLUME NECESSARY FOR US TO ACHIEVE PROFITABILITY.

In order to increase our revenues, we must recruit, train and retain a significant number of sales personnel. If we do not do so, we will not be able to increase our sales sufficiently to achieve profitability. In the past, we have had difficulty recruiting and retaining qualified sales personnel. We cannot guarantee that we will not encounter similar difficulties in the future. Competition for personnel, particularly in the San Francisco Bay Area, where we are located, is intense. Many of the companies competing with us for qualified sales personnel are larger and more established than we are and have greater financial resources than we do. This may make it even more difficult for us to recruit and retain such personnel.

Our operational history suggests that the level of sales we achieve is generally determined by the number of sales personnel we employ. In 1998 and early 1999, we suffered a significant decline in sales to customers in the western United States primarily due to attrition in our West Coast sales force. If we experience turnover in our sales force in the future, our business, financial condition and operating results will suffer. Newly hired sales personnel generally do not become fully productive until they have worked for at least two quarters. Because of the time required to recruit new sales personnel and for them to become fully productive, an unanticipated loss of sales personnel could result in an underproductive sales organization and reduced sales for a significant period of time.

WE FACE INTENSE COMPETITION FOR PERSONNEL, WHICH COULD IMPAIR OUR ABILITY TO RECRUIT AND RETAIN KEY PERSONNEL.

Our ability to develop, market and sell our solutions and to maintain our competitive position depends on our ability to attract, retain and motivate highly skilled technical, sales and marketing and other personnel. There is a limited number of people with the necessary technical skills and understanding, and competition for their services, particularly in the San Francisco Bay Area, is intense. If we fail to recruit or retain these personnel, our ability to develop, market and sell our solutions will suffer.

WE DEPEND ON TECHNOLOGY LICENSED FROM OTHER COMPANIES. WE MAY NOT BE ABLE TO RENEW THESE LICENSES AS THEY EXPIRE FROM TIME TO TIME, AND WE MAY NOT BE ABLE TO REPLACE THE LICENSED TECHNOLOGY WITHOUT SIGNIFICANT EXPENSE OR ENGINEERING EFFORTS, IF AT ALL.

Our desktop player software, which runs on an end user's personal computer to allow the user to view an event, and our Enterprise Communications server product, which enables customers to deliver events to their target audiences through Web-based channels, include technologies that other companies have licensed to us. If we are unable to maintain or renew these licenses when they expire, we would be forced to remove these technologies from our products and develop or license comparable technologies. This could require additional license fees or extensive engineering efforts, or significantly decrease our products' functionality, either of which could harm our business, financial condition and operating results.

In addition, we have developed our products to integrate well with the Microsoft Windows NT operating system, the operating system used by most of our customers to run our software. If the Windows NT operating system is changed by Microsoft so that it no longer integrates well with our products, or if Windows NT experiences technical problems, the operation of our software could be impaired. In that event, our business, financial condition and operating results could be harmed. Microsoft is not obligated to ensure that Windows NT integrates well with our products.

We may be required to obtain licenses from third parties to refine, develop, market and deliver new products. We may be unable to obtain any needed license on commercially reasonable terms or at all and rights granted under any licenses may not be valid and enforceable.

WE OPERATE IN MARKETS THAT WILL BECOME INCREASINGLY COMPETITIVE, WHICH COULD LEAD TO DECREASING PRICES AND REDUCED PROFITABILITY.

The market for rich media business-to-business communications solutions is new and rapidly evolving. We expect that competition will intensify. Increased competition could lead to decreasing prices and profitability. We compete with companies that offer components of a rich media business-to-business communications solution, including:

     -  providers of rich media software tools;

     -  multimedia content production and delivery companies;

     - companies that provide content hosting services, which include storing, delivering and tracking the distribution of content; and

     - traditional business-to-business communications and learning solution companies that offer live meeting and seminar services.

In addition, our customers and potential customers represent a source of competition to the extent they determine to develop in-house business-to-business communications solutions.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we do. These competitors may also be able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive pricing policies and make more attractive offers to potential employees and partners. We may be unable to compete successfully against current or future competitors and competitive pressures may cause our business to suffer.

MOST OF OUR MANAGEMENT TEAM HAS ONLY RECENTLY JOINED ELOQUENT AND HAS LITTLE EXPERIENCE WORKING TOGETHER, WHICH COULD LIMIT THE TEAM'S EFFECTIVENESS IN OPERATING OUR BUSINESS.

Our management team does not have significant experience working together at Eloquent, because most members of our management team have been employed by Eloquent for a short period of time. This could prevent or limit our management team's ability to work together effectively. The failure of our new management team to work together effectively could delay efficient decision-making and execution of business objectives, which would negatively impact our business, financial condition and operating results. See "Management -- Executive Officers, Directors and Other Management Employees" beginning on page 41 for additional information about our management team.

WE MAY NOT BE ABLE TO ADEQUATELY MANAGE OUR ANTICIPATED GROWTH, WHICH COULD IMPAIR OUR EFFICIENCY AND NEGATIVELY IMPACT OUR OPERATIONS.

We may not be able to manage our growth effectively, which could impair our efficiency, reduce the quality of our solutions, impair further growth and harm our business, financial condition and operating results. If we do not effectively manage this growth, we will not be able to operate efficiently or maintain the quality of our products. Either outcome would harm our operating results. In the past, we have experienced rapid growth, and we plan to continue to expand our operations. This expansion is expensive and places a significant strain on our personnel and other resources. To manage our expanded operations effectively, we will need to further improve our operational, financial and management systems and successfully hire, train, motivate and manage our employees.

WE PLAN TO EXPAND OUR BUSINESS INTO INTERNATIONAL MARKETS, IN WHICH WE HAVE NO PRIOR EXPERIENCE. INTERNATIONAL EXPANSION WILL REQUIRE SIGNIFICANT RESOURCES AND WILL SUBJECT US TO NEW RISKS THAT MAY LIMIT OUR RETURN FROM OUR INTERNATIONAL SALES EFFORTS.

One of our strategies to increase our sales sufficiently to achieve profitability is to add an international sales force and operations. This expansion will involve a significant use of management and financial resources, particularly because we have no previous experience with international operations. We may not be successful in creating international operations or sales. In addition, international business activities are subject to a variety of risks, including the adoption of laws, currency fluctuations, actions by third parties and political and economic conditions, any of which could restrict or eliminate our ability to do business in foreign jurisdictions.

WE WILL DEPEND ON REVENUES FROM OUR CONTENT HOSTING BUSINESS, WHICH WILL SUFFER IF OUR HOSTING EQUIPMENT AND SOFTWARE EXPERIENCE SYSTEM FAILURES.

Our future success depends in part on our ability to successfully host our customers' content on our servers. Our ability to host content will depend on the efficient and uninterrupted operation of our computer and communications hardware and software systems. We do not have fully redundant content hosting systems, a formal disaster recovery plan or alternative providers of hosting services. We also may not have business interruption insurance sufficient to compensate us for losses that may occur. All of our content hosting servers are located at Concentric Network Corporation's facilities in Cupertino, California. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures or similar events. They are also subject to computer viruses, break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at the Concentric Network facility could result in interruptions in our content hosting service. In addition, the failure by Concentric Network to provide the data communications capacity that we require could result in interruptions in our content hosting service. Any damage to or failure of our content hosting systems could result in interruptions in our content hosting service. System interruptions will reduce our revenues and profits, and our future revenues and profits will be harmed if our customers believe that our content hosting system is unreliable.

POTENTIAL ERRORS IN OUR SOFTWARE COULD HARM OUR REPUTATION AND REDUCE OUR SALES AND PROFITABILITY.

Software defects discovered after we release our software could result in loss of revenues, delays in market acceptance and harm to our reputation. Any product liability claim against us, if successful and of sufficient magnitude, could harm our profitability and future sales. Our software has in the past contained, and may in the future contain, "bugs" or errors. Although we typically design our customer license agreements to contain provisions that limit our exposure to potential product liability claims, we cannot guarantee that contractual limitations of liability would be enforceable or would otherwise protect us from liability for damages to a customer resulting from a defect in our software. Even though we maintain insurance that covers damages arising from the implementation and use of our software, we cannot assure you that our insurance would cover or be sufficient to cover any product liability claims against us.

THE FAILURE OF OUR PRODUCTS AND COMPUTER SYSTEMS TO BE YEAR 2000 COMPLIANT WOULD HURT OUR BUSINESS.

Our business would suffer if our products and the computer systems we use, as well as the computer systems used by our customers, users and vendors, do not correctly process date-sensitive information in the year 2000 and beyond. We believe that our products and critical business systems accurately process year 2000 date information, but there may be parts of our products and business systems and aspects of the year 2000 issue, including the potential cost of addressing the year 2000 issue, that we have failed to consider or have not yet encountered.

WE HAVE IN THE PAST EXPERIENCED RETURNS OF OUR PRODUCTS, AND AS OUR BUSINESS GROWS WE MAY EXPERIENCE INCREASED RETURNS, WHICH COULD HARM OUR REPUTATION AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

In the past, some of our customers have returned our rich media events to us because they felt that modifications were required for the product to meet project specifications and the customer's requirements. It is likely that we will experience some level of returns in the future and, as our business grows, the amount of returns may increase despite our efforts to minimize returns. Also, returns may adversely affect our relationship with affected customers and may harm our reputation. This could cause us to lose potential customers and business in the future. We maintain a reserve for future returns that we believe is adequate given our historical level of returns. If returns increase, however, our reserve may not be sufficient and our operating results would be negatively affected.

THE FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY MAY IMPAIR OUR COMPETITIVE POSITION.

Our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property are critical to our success. If we are unable to adequately protect our rights from infringement by competitors or others, or from misuse by our licensees, the competitive advantage that our rights provide will be weakened.

We rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees and independent contractors to protect our proprietary rights. We strategically pursue the registration of trademarks and service marks in the United States and abroad. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available.

We have licensed in the past, and expect to license in the future, certain of our proprietary rights to third parties. The steps taken by us to protect our proprietary rights may not be adequate. Although we attempt to ensure that the quality of our brand is maintained by these licensees, licensees may take actions that may harm the value of our proprietary rights or reputation.

WE MAY BECOME SUBJECT TO INTELLECTUAL PROPERTY LITIGATION IN THE FUTURE THAT COULD CAUSE US TO INCUR SIGNIFICANT EXPENSE AND COULD REQUIRE US TO ALTER OUR PRODUCTS.

We may be subject to legal proceedings and claims associated with our intellectual property from time to time in the future. These claims, even if without merit, could cause us to expend significant financial and managerial resources. Further, if these claims are successful, we may be required to change our trademarks, alter our copyrighted material or pay financial damages, any of which could harm our business. Third parties may infringe or misappropriate our copyrights, trademarks or similar proprietary rights in the future. In such event, we may be forced to pursue infringement claims against such third parties. These claims also could cause us to expend significant financial and managerial resources.

RISKS RELATED TO THE INTERNET

OUR FUTURE SUCCESS DEPENDS ON CONTINUED GROWTH IN USE OF THE WORLD WIDE WEB FOR BUSINESS-TO-BUSINESS COMMUNICATIONS.

Our business could suffer if Web usage does not continue to grow. Web usage may be inhibited for a number of reasons, including:

     -  inadequate network infrastructure;

     -  security concerns;

     -  inconsistent quality of service;

     -  lack of availability of cost-effective and high-speed service; and

     -  changes in government regulation of the Web.

If Web usage grows, the Web infrastructure may not be able to support the demands placed on it by this growth or its performance and reliability may decline. In addition, future outages and other interruptions occurring throughout the Web could lead to decreased use of our products and would therefore harm our business.

IF WE ARE UNABLE TO KEEP UP WITH THE RAPID TECHNOLOGICAL CHANGES THAT CHARACTERIZE THE WEB, OUR BUSINESS WOULD SUFFER.

Our future success will depend on our ability to continually improve our solutions. To do so, we will need to continually enhance our solutions in response to the rapid technological developments, evolving industry standards and user demands, and frequent new product introductions and enhancements that characterize the market for Web products and services. In the event new multimedia-enabling technologies are developed and widely adopted, we may be required to make fundamental and costly changes in our technology. We may not be able to make these enhancements or changes in a cost-effective manner, fast enough to keep up with our competitors or at all. In this event, our business would suffer.

RISKS RELATED TO THIS OFFERING

OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO USE THE PROCEEDS OF THIS OFFERING AND THEIR USES MAY NOT YIELD A FAVORABLE RETURN.

Most of the net proceeds of this offering have not been allocated for specific uses. Our management will have broad discretion to spend the proceeds from this offering in ways with which stockholders may not agree. The failure of our management to use these funds effectively could result in unfavorable returns. This could have significant adverse effects on our financial condition and could cause the price of our common stock to decline.

THERE MAY BE NO ACTIVE TRADING MARKET IN OUR COMMON STOCK AFTER THIS OFFERING, WHICH MAY MAKE IT DIFFICULT FOR YOU TO RESELL YOUR SHARES.

There has been no public trading market for our common stock prior to this offering. If no public trading market for our common stock develops, or if this market is not active or sustained, it may be difficult for you to resell your shares at a price at or above the initial public offering price. We cannot be sure that an active trading market will develop upon completion of this offering or, if one does develop, that it will be sustained.

OUR STOCK PRICE IS LIKELY TO BE EXTREMELY VOLATILE, WHICH COULD CAUSE YOU TO LOSE ALL OR A PART OF YOUR INVESTMENT AND MAY RESULT IN COSTLY AND DISTRACTING SECURITIES LITIGATION.

The market price of our common stock is likely to be extremely volatile. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Securities litigation could result in substantial costs and a diversion of our management's attention and resources. The stocks of Web-related and technology companies like ours have experienced extreme price and volume fluctuations in recent months, many of which fluctuations appear unrelated to the companies' business, financial condition or operating results. Although the market price of our stock will in part be based on our business, financial condition and operating results, we expect that it will also be affected to a significant degree by these industry-wide price and volume fluctuations.

OUR DIRECTORS AND EXECUTIVE OFFICERS OWN A MAJORITY OF OUR COMMON STOCK, WHICH ENABLES THEM TO CONTROL MATTERS DECIDED BY THE STOCKHOLDERS.

After this offering, our directors and executive officers and their affiliates will beneficially own a majority of our outstanding common stock. As a result of their beneficial ownership, our directors and executive officers, acting alone or with others, will be able to control most matters requiring stockholder approval, including the election of directors and approval of significant transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of Eloquent. This could prevent our stockholders from realizing a premium over the market price for their shares or from bringing about a change in management.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND THE DELAWARE GENERAL CORPORATION LAW MAY INHIBIT A TAKEOVER OF ELOQUENT, EVEN IF THE TAKEOVER WOULD BE BENEFICIAL TO ELOQUENT STOCKHOLDERS.

Provisions in our certificate of incorporation and bylaws and the Delaware General Corporation Law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. These provisions include:

     - the requirement that a special meeting of stockholder not be called by stockholders, but instead may be called only by our board of directors, Chairman of the Board, Chief Executive Officer or President; and

     - the ability of our board of directors to issue preferred stock without stockholder approval.

Furthermore, Section 203 of the Delaware General Corporation Law prohibits a stockholder owning 15% or more of our outstanding shares from acquiring Eloquent unless it receives board approval of the transaction or unless 66 2/3% of our outstanding shares not owned by this stockholder approve the transaction. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions" beginning on page 63 for a more detailed description of the provisions in our charter documents and the Delaware General Corporation Law that may inhibit a takeover of Eloquent.

THE LARGE NUMBER OF SHARES THAT MAY BE RESOLD IN THE PUBLIC MARKET AFTER THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECLINE.

As our shares become eligible for public resale, the market price of our common stock may drop if the holders of these shares sell them or are perceived by the market as intending to sell them. Most of the shares we will have outstanding or issuable upon exercise of options or warrants after this offering will become eligible for public resale 180 days after the closing of this offering. See "Shares Eligible for Future Sale" beginning on page 66 for a more detailed description of the eligibility of the outstanding shares of our common stock for resale in the public market after this offering.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to our future plans, objectives and expectations and our current intentions. In some cases, you can identify these statements by the use of the words such as "anticipates," "believes," "may," "should," "will," "could," "plans," "expects," "future," "intends" and similar expressions. Each of these forward-looking statements involves risks and uncertainties. In addition to forward-looking statements made by us, this prospectus also contains forward-looking statements attributed to certain third parties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

                                USE OF PROCEEDS


We estimate that our net proceeds from the offering will be approximately $65.5 million, after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $75.5 million.


We plan to use approximately $3.0 million of the net proceeds of this offering to repay existing indebtedness owed under our existing secured credit facility and approximately $20.0 million of the proceeds to repay the subordinated notes we issued in October 1999. The secured credit facility bears interest at prime plus 3.5% per annum, compounded annually, and is due in January 2001. The subordinated notes bear interest at 12% per annum, compounded quarterly, and are due upon the closing of this offering. We plan to use $7.5 million to $9.0 million of the remaining net proceeds to increase the size of our sales and marketing organization, and $1.5 million to $2.0 million to expand research and development efforts in order to enhance the functionality of our solutions platform. We anticipate using the remaining net proceeds for working capital and for general corporate purposes, including international expansion. In addition, we may use a portion of the net proceeds from this offering to make strategic acquisitions of companies or technology. We are not currently a party to any discussions with respect to any acquisitions.

As of the date of this prospectus, other than with respect to the debt repayment described above, we have no specific plan detailing the expected amount of the proceeds to be used for each of the purposes described above and cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors including, but not limited to, the amount of cash used in or generated by our operations. Our management will have discretion over the use and investment of the net proceeds of this offering. Pending such uses, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment grade securities until they are used.

                                DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the expansion of our business and we do not expect to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results and capital requirements. Additionally, the terms of our existing secured credit facility prohibit us from paying cash dividends on our common stock.

                                 CAPITALIZATION

The following table sets forth our total capitalization as of December 31, 1999:

     -  on an actual basis; and


     - on a pro forma basis to reflect (1) an increase in the authorized number of shares of common and preferred stock, (2) the conversion of all of our outstanding preferred stock into common stock upon the closing of this offering, (3) the 4,500,000 shares of common stock offered hereby at an initial offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and (4) the application of $20.0 million of the net proceeds from the offering to repay our subordinated notes and the application of $3.0 million of the net proceeds from the offering to repay borrowings under our existing line of credit.



                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL     PRO FORMA
                                                              --------   -----------
                                                                         (UNAUDITED)
                                                                  (IN THOUSANDS)
Long-term obligations and subordinated notes................  $  9,254    $    777
                                                              --------    --------
Preferred stock, $0.001 par value: 9,938,844 shares
  authorized actual; 10,000,000 shares authorized pro forma;
  7,159,009 shares issued and outstanding actual; no shares
  issued and outstanding, pro forma.........................         7          --
Common stock, $0.001 par value: 30,000,000 shares authorized actual; 40,000,000 shares authorized pro forma; 3,572,871
  shares issued and outstanding actual; 15,231,880 shares
  issued and outstanding pro forma..........................         3          15
Additional paid-in capital..................................    52,089     112,545
Unearned stock-based compensation...........................    (9,564)     (9,564)
Accumulated deficit.........................................   (34,847)    (42,815)
                                                              --------    --------
          Total stockholders' equity........................     7,688      60,181
                                                              --------    --------
          Total capitalization..............................  $ 16,942    $ 60,958
                                                              ========    ========


The above information excludes:

     - 3,327,342 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1999 with a weighted average exercise price of $1.80 per share;

     - 2,162,849 shares of common stock reserved for issuance pursuant to future grants of stock options made under our equity incentive plans and our stock purchase plan; and

     - 1,685,387 shares of common stock issuable upon exercise of warrants outstanding with a weighted average exercise price of $0.36 per share, 14,450 of which will expire upon the closing of this offering if not exercised by that time.


Long-term obligations and subordinated notes presented above in the "Actual" column are net of $11.5 million of unamortized debt discount. Total stockholders' equity presented above in the "Pro Forma" column reflects a loss on extinguishment of debt of $8.0 million. For more detail on the accounting treatment of our subordinated notes and their repayment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21.

                                    DILUTION

Our pro forma net tangible book value at December 31, 1999 was approximately $5.7 million, or $0.53 per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth, which is our total tangible assets less total liabilities, by the number of shares of outstanding common stock, after giving effect to:

     - an increase in the authorized number of shares of common and preferred stock; and

     - the conversion of all of our outstanding preferred stock into common stock upon the closing of this offering.


Assuming the sale of the 4,500,000 shares of common stock offered hereby at an offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the application of $20.0 million of net proceeds from this offering to repay the subordinated notes, and the application of $3.0 million of net proceeds from this offering to repay borrowing under our existing line of credit, our pro forma, as adjusted net tangible book value as of December 31, 1999 would have been approximately $56.8 million, or $3.73 per share. This represents an immediate increase in the pro forma net tangible book value per share of $3.20 per share to existing stockholders and an immediate dilution of $12.27 per share to new investors purchasing shares at the initial public offering price. The following table illustrates that new investors will pay $16.00 per share in this offering to acquire shares of Eloquent that each have a net tangible book value of $3.73, based on the pro forma per share value of Eloquent's tangible assets after subtracting its liabilities:



Initial public offering price per share.....................           $16.00
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $0.53
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................  $3.20
                                                              -----
Pro forma, as adjusted net tangible book value per share
  after the offering........................................             3.73
                                                                       ------
Dilution per share to new investors.........................           $12.27
                                                                       ======



The following table summarizes, on a pro forma basis as of December 31, 1999, the number of shares of common stock purchased from us, the total consideration provided to us and the average price per share provided by existing stockholders and new investors after giving effect to the events described in the pro forma net tangible book value calculation noted above. The calculation is based on an initial public offering price of $16.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses. The table illustrates that, while investors purchasing shares in this offering will have contributed approximately 76% of the total amount of capital contributed by Eloquent stockholders, they will own only approximately 30% of the outstanding shares of common stock of Eloquent.



                                            SHARES PURCHASED        TOTAL CONSIDERATION
                                          ---------------------    ----------------------    AVERAGE PRICE
                                            NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                          ----------    -------    -----------    -------    -------------
Existing stockholders...................  10,731,880      70.5%    $22,897,820      24.1%       $ 2.13
New investors...........................   4,500,000      29.5      72,000,000      75.9        $16.00
                                          ----------     -----     -----------     -----
          Total.........................  15,231,880     100.0%    $94,897,820     100.0%
                                          ==========     =====     ===========     =====


The foregoing discussion and tables are based on the total number of shares outstanding on December 31, 1999 and exclude:

     - 3,327,342 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1999 with a weighted average exercise price of $1.80 per share;

     - 2,162,849 shares of common stock reserved for issuance pursuant to future grants of stock options made under our equity incentive plans and our stock purchase plan; and

     - 1,685,387 shares of common stock issuable upon exercise of warrants outstanding with a weighted average exercise price of $0.36 per share, 14,450 of which will expire upon the closing of this offering if not exercised by that time.

To the extent that any of these options or warrants are exercised, new investors will suffer additional dilution.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

The following selected Eloquent statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from the financial statements of Eloquent that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The Eloquent statement of operations data for the period from March 29, 1995, our date of inception, to December 31, 1995 and for the year ended December 31, 1996 and the balance sheet data at December 31, 1995, 1996 and 1997 are derived from the financial statements of Eloquent that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are not included in this prospectus. The results of operations for the year ended December 31, 1999, or any other period are not necessarily indicative of our future results. The selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                  INCEPTION
                                               (MARCH 29, 1995)
                                                   THROUGH                YEAR ENDED DECEMBER 31,
                                                 DECEMBER 31,     ---------------------------------------
                                                     1995          1996      1997       1998       1999
                                               ----------------   -------   -------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Content production services................       $   55        $   944   $ 3,519   $  6,750   $  8,412
  Software licenses and maintenance..........           --             --       406        993      2,959
  Professional services......................           --             --        --         --      1,121
                                                    ------        -------   -------   --------   --------
         Total revenues......................           55            944     3,925      7,743     12,492
                                                    ------        -------   -------   --------   --------
Cost of revenues:
  Content production services................           --            405     3,717      5,730      5,021
  Software licenses and maintenance..........           --             --        50        445        646
  Professional services......................           --             --        --         --      1,496
                                                    ------        -------   -------   --------   --------
         Total cost of revenues..............           --            405     3,767      6,175      7,163
                                                    ------        -------   -------   --------   --------
  Gross margin...............................           55            539       158      1,568      5,329
                                                    ------        -------   -------   --------   --------
Operating expenses:
  Sales and marketing........................           81            846     3,785      6,812      8,856
  Research and development...................           86            659       845      1,510      1,959
  General and administrative.................          208            597     1,876      2,211      3,499
  Stock-based compensation...................           --             --        --        992      5,756
                                                    ------        -------   -------   --------   --------
         Total operating expenses............          375          2,102     6,506     11,525     20,070
                                                    ------        -------   -------   --------   --------
           Loss from operations..............         (320)        (1,563)   (6,348)    (9,957)   (14,741)
Interest expense and other charges...........            1            (21)     (100)      (259)    (2,175)
Interest income and other income.............           --             49        79        208        301
                                                    ------        -------   -------   --------   --------
Net loss.....................................       $ (319)       $(1,535)  $(6,369)  $(10,008)  $(16,615)
                                                    ======        =======   =======   ========   ========
Net loss per share, basic and diluted........       $(1.33)       $ (1.97)  $ (4.59)  $  (4.74)  $  (5.47)
                                                    ======        =======   =======   ========   ========
Weighted average shares, basic and diluted...          240            781     1,388      2,111      3,036
                                                    ======        =======   =======   ========   ========

Pro forma net loss per share, basic and
  diluted....................................                                                    $  (1.63)
                                                                                                 ========
Pro forma weighted average shares, basic and
  diluted....................................                                                      10,195
                                                                                                 ========

                                                                          DECEMBER 31,
                                                           ------------------------------------------
                                                           1995    1996     1997     1998      1999
                                                           ----   ------   ------   -------   -------
BALANCE SHEET DATA:
Cash and cash equivalents................................  $216   $2,280   $4,016   $ 6,661   $17,174
Working capital..........................................   120    2,124    2,551     4,164    12,706
Total assets.............................................   390    3,124    8,073    11,461    25,265
Long-term obligations and subordinated notes.............    61      189    1,271     1,254     9,254
Total stockholders' equity...............................   184    2,455    3,589     5,356     7,688

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the accompanying notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, beliefs, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "believes," "intends," "plans" and similar expressions. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that may cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

We incorporated in Delaware in March 1995. In February 1996, we launched Version
1.0 of our solutions platform, which included the essential elements of content production and navigation, including synchronized video, audio, graphics and text as well as searchable transcripts, for delivery on CD-ROM only. In July 1996, we launched Version 2.0, which expanded delivery from CD-ROM to intranets, included searchable slides and added variable speed playback. In November 1997, we launched Version 3.0. It further expanded delivery options to include Web-based transmission at 28.8 Kbps and added tracking and reporting and software demonstrations. In April 1998, we introduced our content hosting service and software. In January 1999, we launched our professional services organization to provide integration services and professional media development services. In April 1999, we launched Version 4.0 of our solutions platform, which includes our publishing tools and added support for high-resolution video and the ability for application developers to customize certain aspects of our software. In December 1999, we launched Version 5.0, which offers advanced integration, search, navigation and analysis features.

We generate revenues through content production services, software licenses and maintenance and professional services. For each content production transaction, we charge our customers a fixed project set-up fee plus a fee for each hour of finished content. Our software licenses revenues consist of one-time fees charged for the use of our desktop player and applications server software and monthly fees for content hosting. Our maintenance revenues consist of prepaid contracts related to software, which are recognized over the contract term, usually one year. Our professional services revenues are from contracted services to customize the content and software for our customers. Most of our revenues to date have been from our content production services. We expect content production services to produce the largest portion of our revenues for the foreseeable future, but we intend to increase sales of our applications server software and content hosting so that software license revenues constitute an increasing percentage of our revenues. The gross margins attributable to software license revenues are significantly higher than those for our content production services. We cannot assure you that we will be able to increase the proportion of software license revenues and, therefore, we cannot assure you that we will be able to proportionally improve our gross margins.

We generally recognize content production revenues upon shipment of the final rich media event to the customer and software license revenues upon delivery of software to the customer. Included within content production services are revenues for CD-ROM duplication. We recognize these revenues upon shipment of the duplicated CD-ROMs. The revenues for software licenses are recognized upon shipment, or upon notification by the customer, dependent on the delivery medium. We recognize revenues for maintenance and content hosting ratably over the period of the maintenance or content hosting contract. We recognize professional services revenues on a percentage of completion basis as services are performed.

A limited number of large customers have accounted for a majority of our revenues, and will continue to do so for the foreseeable future. Although no customer accounted for more than 10% of our total revenues in the year ended December 31, 1999, Cisco Systems accounted for more than 10% of our total revenues in 1998. Cisco Systems, Inc. and Tandem Computers Incorporated, which is now a division of Compaq Computer Corporation, each accounted for more than 10% of our total revenues in 1997. To date, most of our customers have been in the telecommunications, software, high-technology manufacturing, financial services and pharmaceuticals industries.


Stock-based compensation charges consist primarily of charges related to the difference between employee option exercise prices and deemed fair market values on the date of grant amortized over the vesting period of the options. Through December 31, 1999, we have recorded a total of $16.3 million in stock-based compensation charges in connection with stock option grants to our employees and consultants, which is being amortized using an accelerated method of amortization as described in Financial Accounting Standards Board Interpretation No. 28, over the vesting periods of the options, generally four to five years. Through December 31, 1999 we have recognized total stock based-compensation expense of $6.7 million. During January and February of 2000, we granted stock options to our employees and consultants for a total of 901,213 shares of our common stock at an exercise price of $9.00 per share. In connection with these option grants, we will record an additional stock-based compensation charge in the amount of approximately $2.2 million, which will be amortized over the vesting period of the options.


In October 1999, we raised $20.0 million in gross proceeds from the sale of subordinated notes and warrants to purchase common stock. Applicable accounting rules require that we allocate the gross proceeds among the notes, the beneficial conversion feature of the notes and the warrants. As a result of that allocation, the subordinated notes were recorded on our balance sheet at a discounted value of approximately $7.5 million. The $7.5 million discount resulting from the issuance of warrants is being amortized over the five-year term of the notes and the $5.0 million discount resulting from the beneficial conversion feature is being amortized over the period from issuance to December 31, 2000, during which the note may not be converted. If the notes are repaid by us prior to the end of their term, the unamortized portion of the discount resulting from the issuance of the warrants and debt issuance costs will be recorded as an extraordinary loss on extinguishment of debt on the date the notes are repaid. We are required to repay the notes upon the completion of this offering. Accordingly, upon completion of this offering, we will have to recognize an extraordinary loss on extinguishment of debt of up to $8.0 million. Upon repayment of the notes, the unamortized beneficial conversion feature will be reversed by a charge to additional paid in capital.

No costs for our internal software development efforts have been capitalized as of December 31, 1999 because Eloquent's products generally have reached technological feasibility and been released for sale at substantially the same time. However, costs incurred for outside contractors to develop aspects of our internal production management system were capitalized as an asset on our balance sheet.

We have not achieved profitability on a quarterly or annual basis to date and we anticipate that we will continue to incur net losses for the foreseeable future. As of December 31, 1999, we had an accumulated deficit of $34.8 million. We expect to increase our operating expenses significantly, expand our sales and marketing operations and continue to develop and expand our solutions platform. If these increased expenses are not accompanied by increased revenues, our business, financial condition and operating results would suffer.

As of December 31, 1999, we had available federal net operating loss carryforwards of approximately $25.4 million and state net operating loss carryforwards of $16.2 million, which expire beginning in 2004. These carryforwards have not been recorded on our balance sheet as an asset because they have been fully reserved against due to uncertainty about our ability to utilize such carryforwards. In addition, the Tax Reform Act of 1986 imposes limitations on the use of net operating loss carryforwards if certain stock ownership changes occur in the future.

RESULTS OF OPERATIONS

The following table sets forth certain statement of operations data for the periods indicated as a percentage of total revenues.

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              1997    1998    1999
                                                              ----    ----    ----
Revenues:
  Content production services...............................    90%     87%     67%
  Software licenses and maintenance.........................    10      13      24
  Professional services.....................................    --      --       9
                                                              ----    ----    ----
          Total revenues....................................   100     100     100
                                                              ----    ----    ----
Cost of revenues:
  Content production services...............................    95      74      40
  Software licenses and maintenance.........................     1       6       5
  Professional services.....................................    --      --      12
                                                              ----    ----    ----
          Total cost of revenues............................    96      80      57
                                                              ----    ----    ----
  Gross margin..............................................     4      20      43
                                                              ----    ----    ----
Operating expenses:
  Sales and marketing.......................................    96      88      71
  Research and development..................................    22      20      16
  General and administrative................................    48      28      28
  Stock-based compensation..................................    --      13      46
                                                              ----    ----    ----
          Total operating expenses..........................   166     149     161
                                                              ----    ----    ----
            Loss from operations............................  (162)   (129)   (118)
Interest expenses and other charges.........................    (3)     (3)    (17)
Interest income and other income............................     2       3       2
                                                              ----    ----    ----
Net loss....................................................  (163)%  (129)%  (133)%
                                                              ====    ====    ====

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

REVENUES. Total revenues were $12.5 million, $7.7 million and $3.9 million in 1999, 1998 and 1997. The increase in revenues from 1998 to 1999 is attributable to an increase in the number and average size of sales of our products and services generated by a larger sales force in 1999 and, to a lesser extent, higher prices in 1999. The increase in revenues from 1997 to 1998 is attributable to an increase in the number of sales of our products and services. The primary reason for the increase in number of sales was a growing sales force and increased market acceptance of our solutions.

Content production services. Content production services revenues were $8.4 million, $6.8 million and $3.5 million in 1999, 1998 and 1997. Over 80% of the increase from 1998 to 1999 was attributable to an increase in the number of rich media events we produced, from 255 events in 1998 to 308 events in 1999. The remainder was primarily attributable to increased prices in 1999. Approximately 14% of the increase from 1997 to 1998 was attributable to an increase in CD-ROM duplication and approximately 23% was due to additional service charges. The remainder was primarily attributable to an increase in the number of rich media events we produced, from 149 events in 1997 to 255 events in 1998.

Software licenses and maintenance. Revenues from software licenses and maintenance were $3.0 million, $993,000 and $406,000 in 1999, 1998 and 1997. The increase from 1998 to 1999 was due primarily to the introduction of a new server product, the Enterprise Communications server, which added functionality and was offered at a substantially higher price than our previously available server products. The list price of the Enterprise Communications server is $125,000, compared to the list price of $30,000 for the previously available server products. The increase from 1997 to 1998 was due primarily to the increased number of CD-ROMs shipped to customers, for which we were generally paid a software license fee of approximately $2 per CD-ROM, to an increased number of server licenses sold and to the introduction of content hosting in 1998.

Professional services. We launched our professional services organization in the first quarter of 1999. Professional services revenues were $1.1 million for the year ended December 31, 1999.

COST OF REVENUES. Cost of revenues consists primarily of content production costs, software licenses and maintenance costs, and professional services costs. Cost of content production consists of event production costs and direct personnel expenses associated with event production, with some fixed overhead components for facilities and infrastructure support charges. Direct labor costs associated with content production are deferred until revenues are recognized, at which time they are expensed as cost of revenues. Cost of software licenses and maintenance consists of customer support and content hosting personnel and royalty payments due to the owners of licensed third-party software. Cost of professional services consists of direct labor costs associated with providing professional services, which are deferred until revenues are recognized, at which time they are expensed as cost of revenues.

Content production services. Cost of content production was $5.0 million, $5.7 million and $3.7 million in 1999, 1998 and 1997. The decrease from 1998 to 1999 was primarily due to a reduced fixed and variable cost structure in 1999, which we achieved in early 1999 through a restructuring of our production facility and processes. The restructuring included the termination of eight full-time content production employees, six of whom previously had been classified as production overhead. We also undertook to more closely manage the correlation of our direct labor force with content production volume, resulting in reduced utilization of approximately 36 temporary direct labor employees. Several efficiency measures were also introduced, including initiating content production on an event-only basis only after all customer materials are received, parallel processing paths for certain production activities, electronic exchange with customers for revisions of certain event elements, greater workflow and document integration with our automated event management system to minimize paper documents, and earlier production involvement in the post-sales process to clearly delineate customer requirements. These restructuring initiatives yielded higher production efficiency, including faster content production times and higher production capacity. The increase from 1997 to 1998 was primarily due to personnel costs expended for the production of additional rich media events.

Software licenses and maintenance. Cost of software licenses and maintenance was $646,000 in 1999, $445,000 in 1998 and $50,000 in 1997. Approximately 57% of the
increase from 1998 to 1999 reflects increases in customer service personnel and content hosting activities to support software licenses and maintenance, and the remainder reflects higher royalty payments due to increased revenues. Approximately 90% of the increase from 1997 to 1998 reflects increases in customer service personnel and content hosting activities to support software licenses and maintenance, and the remainder reflects higher royalty payments due to increased revenues.

Professional services. Cost of professional services was $1.5 million for the year ended December 31, 1999.

To the extent we are successful in increasing revenues, we expect the cost of revenues to increase in absolute dollars, but to decrease as a percentage of total revenues.

OPERATING EXPENSES. Operating expenses were $20.1 million, $11.5 million and $6.5 million in 1999, 1998 and 1997. Without the effect of stock-based compensation charges, operating expenses for 1999 and 1998 would have been $14.3 million and $10.5 million.

Sales and marketing. Sales and marketing expenses consist primarily of personnel expenses associated with the sale of our products and services, personnel and marketing materials and expenses associated with the marketing of our products and services. Sales and marketing expenses were $8.9 million, $6.8 million and $3.8 million in 1999, 1998 and 1997. The increases were due primarily to higher personnel expenses and recruiting costs associated with growth in our sales force and marketing staff. We expect sales and marketing expenses to increase in absolute dollars and as a percentage of total revenues in the near future as we seek to build our sales organization.

Research and development. Research and development expenses consist primarily of personnel expenses associated with software development. Research and development expenses were $2.0 million, $1.5 million and $845,000 in 1999, 1998 and 1997. The increases were due primarily to higher personnel expenses associated with growth in our engineering staff. We expect research and development expenses to increase in absolute dollars as we seek to increase the functionality of our solutions platform.

General and administrative. General and administrative expenses consist primarily of administrative personnel expenses, professional fees and facilities costs. General and administrative expenses were $3.5 million, $2.2 million and $1.9 million in 1999, 1998 and 1997. Approximately 60% of the increase in general and administrative expenses from 1998 to 1999 reflects higher personnel expenses. Approximately 10% of the increase relates to our allowance for identified doubtful accounts, and 10% of the increase reflects additional professional fees necessary to support our growth. Higher personnel expenses accounted for approximately 132% of the increase from 1997 to 1998, but this factor was partially offset by a decrease in professional fees, in an amount equal to approximately 24% of the increase in general and administrative expenses. Increased facilities costs also accounted for approximately 16% of the increase in general administrative expenses from 1997 to 1998. We expect general and administrative expenses to increase in absolute dollars but to decrease as a percentage of total revenues.

INTEREST EXPENSE AND OTHER CHARGES. In 1997 and 1998, interest expense and other charges consist primarily of interest payments on equipment leases and bank lines of credit. In 1999, interest expense also includes amortization of the debt issuance costs and the discount related to the $20.0 million subordinated notes and warrants. Interest expense and other charges were $2.2 million, $259,000 and $100,000 in 1999, 1998, 1997. Approximately 80% of the increase in expense from 1998 to 1999 reflects interest costs associated with the $20.0 million subordinated notes. The remaining increase reflects higher average borrowing balances. The increase from 1997 to 1998 reflects higher average borrowing balances.

INTEREST INCOME AND OTHER INCOME. Interest income and other income consists primarily of interest earnings on our cash and cash equivalents. Interest income and other income was $301,000, $208,000 and $79,000 in 1999, 1998 and 1997. The
increases were due to increasing average cash balances.

QUARTERLY RESULTS OF OPERATIONS

The following tables contain statement of operations data for each of the six quarters ended December 31, 1999, as well as the percentage of revenues represented by such items. All data is unaudited. The data has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and, in the opinion of management, include all adjustments, which consist only of normal recurring adjustments, considered necessary for a fair presentation of such information. Historical results are not necessarily indicative of the results to be expected in the future and the results of interim periods are not necessarily indicative of results for the entire year.

                                                                        THREE MONTHS ENDED
                                        ----------------------------------------------------------------------------------
                                        SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                            1998            1998         1999        1999         1999            1999
                                        -------------   ------------   ---------   --------   -------------   ------------
                                                              (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Content production services.........     $ 2,083        $ 1,616       $ 1,602    $ 2,042       $ 2,760        $ 2,008
  Software licenses and maintenance...         229            316           340        540           712          1,367
  Professional services...............          --             --             5        218           156            742
                                           -------        -------       -------    -------       -------        -------
          Total revenues..............       2,312          1,932         1,947      2,800         3,628          4,117
                                           -------        -------       -------    -------       -------        -------
Cost of revenues:
  Content production services.........       1,347          1,453         1,154      1,245         1,508          1,114
  Software licenses and maintenance...         125            126            96        135           176            239
  Professional services...............          --             --           109        355           319            713
                                           -------        -------       -------    -------       -------        -------
          Total cost of revenues......       1,472          1,579         1,359      1,735         2,003          2,066
                                           -------        -------       -------    -------       -------        -------
  Gross margin........................         840            353           588      1,065         1,625          2,051
                                           -------        -------       -------    -------       -------        -------
Operating expenses:
  Sales and marketing.................       1,710          1,980         1,806      1,862         2,016          3,172
  Research and development............         408            399           466        484           467            542
  General and administrative..........         665            665           855        816           915            913
  Stock-based compensation............         305            412         1,129        913         1,301          2,413
                                           -------        -------       -------    -------       -------        -------
          Total operating expenses....       3,088          3,456         4,256      4,075         4,699          7,040
                                           -------        -------       -------    -------       -------        -------
               Loss from operations...      (2,248)        (3,103)       (3,668)    (3,010)       (3,074)        (4,989)
Interest expense and other charges....         (53)           (52)          (94)      (103)         (221)        (1,757)
Interest income and other income......          71             88            50         38            35            178
                                           -------        -------       -------    -------       -------        -------
Net loss..............................     $(2,230)       $(3,067)      $(3,712)   $(3,075)      $(3,260)       $(6,568)
                                           =======        =======       =======    =======       =======        =======
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Content production services.........          90%            84%           83%        73%           76%            49%
  Software licenses and maintenance...          10             16            17         19            20             33
  Professional services...............          --             --            --          8             4             18
                                           -------        -------       -------    -------       -------        -------
          Total revenues..............         100            100           100        100           100            100
                                           -------        -------       -------    -------       -------        -------
Cost of revenues:
  Content production services.........          58             75            59         44            41             27
  Software licenses and maintenance...           5              7             5          5             5              6
  Professional services...............          --             --             6         13             9             17
                                           -------        -------       -------    -------       -------        -------
          Total cost of revenues......          63             82            70         62            55             50
                                           -------        -------       -------    -------       -------        -------
  Gross margin........................          37             18            30         38            45             50
                                           -------        -------       -------    -------       -------        -------
Operating expenses:
  Sales and marketing.................          74            102            92         67            56             77
  Research and development............          18             21            24         17            13             13
  General and administrative..........          29             35            44         29            25             22
  Stock-based compensation............          13             21            58         33            36             59
                                           -------        -------       -------    -------       -------        -------
          Total operating expenses....         134            179           218        146           130            171
                                           -------        -------       -------    -------       -------        -------
               Loss from operations...         (97)          (161)         (188)      (108)          (85)          (121)
Interest expense and other charges....          (2)            (3)           (5)        (3)           (6)           (43)
Interest income and other income......           3              5             3          1             1              4
                                           -------        -------       -------    -------       -------        -------
Net loss..............................         (96)%         (159)%        (191)%     (110)%         (90)%         (160)%
                                           =======        =======       =======    =======       =======        =======

We have experienced and expect to continue to experience seasonality in our business. Due to the marketing cycles of our customers, sales of our content production services generally tend to be lower in the fourth calendar quarter of each year. Because the market for rich media business-to-business communications using the Web is still new, additional seasonal and other patterns in the usage of our products and services may emerge as the market matures.

LIQUIDITY AND CAPITAL RESOURCES


Since our inception, we have financed our operations through private sales of preferred stock and, to a lesser extent, borrowings under lines of credit. Net proceeds from sales of preferred stock from inception to December 31, 1999 have totaled approximately $22.4 million. In addition, we raised $18.7 million in net proceeds through the sale of exchangeable subordinated notes and warrants in October 1999. At December 31, 1999, we had approximately $17.2 million of cash and cash equivalents. We have capital lease arrangements that provide for up to $1.5 million for equipment purchases, of which we have utilized approximately $160,000 as of December 31, 1999. Our capital expenditure budget for the 12 months ending December 31, 2000 is approximately $3.0 million. In addition, we have a revolving line of credit and debt facility that provides for borrowings up to $6.0 million for working capital requirements and equipment purchases.


As of December 31, 1999, we had no borrowings outstanding against the revolving line of credit and $3.0 million outstanding under the debt facility. The line of credit bears interest at prime plus 2% per annum, compounded annually, and the debt facility bears interest at prime plus 3.5% per annum, compounded annually. All borrowing under the line of credit and debt facility is due in January 2001. The revolving line of credit was repaid in its entirety using the proceeds from our sale of subordinated notes. The subordinated notes bear interest at 12.0% per annum, compounded quarterly, and are due upon the closing of this offering. We intend to repay the debt facility and the subordinated notes in their entirety using proceeds from this offering.

Net cash used in operating activities was $8.2 million, $8.8 million and $5.5 million in 1999, 1998 and 1997. Net cash used in operating activities in all such periods was primarily attributable to net losses.

Net cash used in investing activities was $976,000 in 1999 and $146,000 in 1998. Net cash provided by investing activities was $925,000 in 1997. Net cash used in investing activities in 1998 and 1999 was primarily related to purchases of property and equipment. Net cash provided by investing activities in 1997 was primarily related to the maturity of short-term investments, offset in part by purchases of property and equipment.

Net cash provided by financing activities was $19.7 million, $11.6 million and $7.5 million in 1999, 1998 and 1997. Net cash provided by financing activities resulted primarily from the sale of preferred stock and subordinated notes and warrants and borrowings under our lines of credit.

We believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We may need to raise additional funds thereafter through public or private financings, or other arrangements. There can be no assurance that such additional financings, if needed, will be available on terms attractive to us, if at all. Our failure to raise capital when needed could have a material adverse effect on our business, financial condition and operating results. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders would be reduced. Furthermore, such equity securities may have rights, preferences or privileges senior to those of our common stock.

YEAR 2000 READINESS

In preparation for the year 2000, we engaged in efforts to ensure that our products and critical business systems properly recognize date-sensitive information in the year 2000 and beyond. These efforts and their costs are described below. We have not experienced any significant "year 2000 problems" with our products and critical business systems and do not expect that we will do so in the future.

STATE OF READINESS. In 1999, we assessed the ability of our software and critical business systems to operate properly in the year 2000 and beyond. We investigated the year 2000 readiness of our software and hardware vendors and conducted internal tests of the operation of our products and critical business systems. The only problems we encountered were some date-related errors in our sales force automation software, which caused no significant disruptions to our sales operation and were remedied through a software upgrade completed in January 2000.

COST OF ASSESSMENT AND REMEDIATION. We have incurred direct costs of less than $100,000 in assessing and remediating year 2000 problems, and we do not expect to spend more than $100,000 in the aggregate to complete the process.

RISKS. We could be exposed to a loss of revenues and our operating expenses could increase if our products or critical business systems have year 2000 problems. Our potential areas of exposure include products purchased from third parties, information technology, including computers and software, and non-information technology, including telephone systems and other equipment used internally. The reasonably likely worst case scenario for year 2000 problems would be if a significant defect exists in key hardware or software and if a solution for such a problem were not immediately available.

CONTINGENCY PLAN. Although we have not experienced any year 2000-related problems affecting our internal systems, we have developed contingency plans to be implemented if our efforts to identify and correct year 2000 problems are not effective. Depending on the systems affected, these plans include:

     -  accelerated replacement of affected equipment or software;

     - short to medium-term use of back-up equipment and software or other redundant systems;

     - increased work hours for our personnel or the hiring of additional information technology staff; and

     - the use of contract personnel to correct, on an accelerated basis, any year 2000 problems that arise or to provide interim alternate solutions for information system deficiencies.

The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance, and the level of incremental costs associated with compliance, could be adversely affected by, among other things, the availability and cost of contract personnel and external resources, third party suppliers' ability to modify proprietary software, and unanticipated problems not identified in our ongoing review.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term debt securities issued by corporations. We place our investments with high-quality issuers and limit the amount of credit exposure to any one issuer. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

                                    BUSINESS

OVERVIEW

Eloquent provides rich media solutions for business-to-business communications. "Rich media" is the combination of video, audio, sophisticated graphics and text into a synchronized, interactive, navigable and searchable format. We have developed a unique, proprietary solutions platform consisting of software and services that we use to create and deliver rich media presentations, or "events," on behalf of our customers. Our customers, which are primarily large companies, use our solutions to communicate time-sensitive, business-critical information to target audiences, primarily customers, employees and business partners, in an effective, consistent and cost-efficient manner. Our rich media events can be delivered over Web-based channels, including the World Wide Web, intranets and extranets, and CD-ROMs to be viewed by end users on their personal computers. Since our inception in March 1995, we have produced over 700 rich media events consisting of over 3,500 hours of content for more than 150 customers.

INDUSTRY BACKGROUND

NEED FOR MORE EFFECTIVE BUSINESS-TO-BUSINESS COMMUNICATIONS. As companies face increasing pressure to operate more efficiently and to better serve customer needs, effective business-to-business communications represent a key competitive advantage. Business-to-business communications are the production and dissemination of corporate information to audiences both inside and outside an organization, including employees, customers and business partners. Examples of business-to-business communications include product launch briefings to sales teams, strategic and corporate alignment presentations to employees, sales pitches to potential customers, employee training seminars, business partner education programs and complex customer support activities. These communications are essential to a company's ability to unify its work force and strengthen its relationships with customers and partners.

In order to increase the effectiveness of business-to-business communications, companies need to deliver information in a timely, economical and attractive way -- a requirement that is even more critical given today's increasingly dispersed work force, accelerated product cycles and complex products and services. Companies disseminate information to their constituents through a variety of means and using a number of different technologies that, although useful, do not always provide the most efficient and robust means of delivering business-to-business communications. For example:

     - In-person presentations using audio/visual equipment provide rich presentations, but are often inconvenient and time-consuming for both the presenter and the audience, and often involve costly travel expenses.

     - Teleconferencing is a relatively inexpensive and fast means of communication, but provides for limited use of visual aids, does not easily accommodate large audiences and requires everyone to participate at the same time.

     - Web and satellite broadcasts, although convenient and useful for large audiences, do not provide personalization and interactivity with different constituencies in the audience.

GROWTH OF THE WEB. The Web has emerged as a global communications medium, enabling millions of people to gather information, communicate and conduct business electronically. The broad acceptance of the Internet Protocol standard has also led to the emergence of corporate intranets and extranets and the development of new ways to access the Web, intranets and extranets, such as through the television.

EMERGENCE OF STREAMING MEDIA TECHNOLOGY. The Web has recently evolved from a mass of static, text-oriented pages to a much richer environment, capable of delivering graphical, interactive and multimedia content. Prior to the development of streaming media technologies, accessing video and audio files over the Web was impractical because users could not experience the content until the time-consuming process of downloading the files was complete. Today, streaming media technologies and the proliferation of multimedia-capable computers allow almost immediate playback of continuous "streams" of video and audio content over the Web, intranets and extranets. The emergence of streaming media technology has enabled highly interactive, rich media applications to be effectively delivered over the Web and Web-based channels such as corporate intranets and extranets.

OPPORTUNITY FOR RICH MEDIA BUSINESS-TO-BUSINESS COMMUNICATIONS SOLUTIONS PROVIDERS. Companies now have the ability to deliver business-to-business communications over Web-based channels using streaming media technology. However, existing streaming media technology by itself does not give companies the ability to deliver compelling business-to-business communications that include multiple media, such as video, audio, sophisticated graphics and text, in a synchronized, easy-to-use format. Most streaming media applications have been focused on the delivery of films, videos or news to consumers. They do not provide for synchronization of multiple media or sophisticated search and navigation capabilities required by business users. While companies can obtain each of the component technologies required to produce and deliver their own rich media events, they face a variety of challenges in doing so, particularly in a timely manner. These challenges include:

     - Producing engaging rich media events is complicated and, for companies lacking particular expertise in producing such events, very difficult.

     - Enhancing existing streaming media technology to deliver high-quality rich media events is technologically complicated.

     - Producing rich media events for internal use generally cannot result in the economies of scale of producing dozens of rich media events per month, without which production is inefficient, expensive and time-consuming.

     - Integrating rich media products into existing enterprise applications, such as sales force automation systems, is expensive and difficult.

Despite the compelling benefits of streaming media technology, we believe these challenges have limited its adoption for business-to-business communications. We believe most companies recognize that it is easier and more cost-effective to outsource the production and delivery of rich media events to a company that has specialized rich media expertise, the ability to deliver a complete solution and the ability to achieve economies of scale in producing rich media events.

THE ELOQUENT RICH MEDIA SOLUTIONS PLATFORM

ELEMENTS OF THE PLATFORM. We use our unique, proprietary rich media solutions platform to create rich media events for our customers in a complete turnkey process. Our platform includes all of the software and services our customers need to deliver custom rich media business-to-business communications to their target audiences. The following diagram illustrates the components of our platform:

           [GRAPHICS: GRAPHICAL DEPICTION OF THE SOLUTIONS PLATFORM]

Production Solution. We provide all of the necessary software and services for producing rich media events from videotapes of speakers and their slides. Elements of our production solution include:

     - Content Production Services. We quickly produce and deliver rich media events in a complete turnkey process. We can produce events for delivery over the Web, intranets, extranets or CD-ROM, or a combination of them, enabling our customers to provide their business-to-business communications to their entire target audience.

     - Professional Media Services. Our professional services organization enables us to offer our customers advanced content development services. These services are used by our customers to add elements of visual interest and interactivity to their rich media events.

     - Content Production Software. We also license our suite of internally used publishing tools, excluding our proprietary workflow management software, to some of our larger customers. We offer these customers perpetual, nonexclusive licenses to use our publishing tools and, for an annual fee, we will provide periodic enhancements and other maintenance. The licenses allow these customers to use the publishing tools to assemble, for their internal use only, their own Eloquent events from digital video and electronic slides.

Delivery Solution. We provide all of the necessary software and services for delivering rich media events to end users and allowing those users to interact with the rich media events. To enable our customers to reach their entire target audience, we provide multiple methods of delivery: over the Web using the customer's own network connections, over the Web using our network connections and by CD-ROM. The CD-ROM option gives customers the ability to reach users who do not have ready access to the Web, such as constituents in less-developed countries or who are traveling. Elements of our delivery solution include:

     - Applications Server Software. Our applications server software enables customers to load Eloquent-produced events onto their own servers and deliver the events to their target audience over their network connections. It allows users with Eloquent desktop player software to navigate through the Eloquent content and access related content in other, non-Eloquent formats, such as HTML documents or Macromedia Authorware pieces.

        Our server software helps users find their way through large collections of content by personalizing the content for each user based on a profile of the user's interests. It keeps track of which users watched which Eloquent content and can produce reports detailing the exact usage of each event. Our software can also record the results of users answering quizzes and produce "report cards." Our customers can either license our application server software and run it on their internal hardware, or they can have us run the software for them as part of our content hosting service. The applications server software delivers the same content over the Web that the desktop player delivers to the user from CD-ROM. Eloquent content can be produced in Eloquent's standard Microsoft format, or reformatted into the RealNetworks SMIL format. We typically offer a perpetual, nonexclusive license to use our applications server software for the purposes identified above and, for an annual fee, we will provide periodic enhancements and other maintenance.

     - Desktop Player Software. Our user-friendly desktop player software enables users to view rich media events on their computers. The desktop player software is included with the event on the CD-ROM or stored on a customer's network and delivered using our applications server software. The player includes search and navigation capabilities that allow users to interact with the content at their own pace in their preferred sequence. Users may navigate through the content by speeding up or slowing down playback of the video and audio without distortion of the speaker's voice, scrolling through the transcript, stepping through the slides and searching for key words in the transcript and slides. We typically offer a perpetual, nonexclusive license to use our desktop player software for these purposes.

     - Content Hosting. Our optional content hosting service enables customers to deliver rich media events to their target audience over the Web on our servers utilizing our content hosting software, which relieves our customers of the need to manage the servers and solve integration issues.

     - Professional Integration Services. Our professional services organization enables us to offer our customers custom application development and integration services. For example, we will integrate our customers' rich media sales applications with their sales force automation systems.

BENEFITS OF THE ELOQUENT SOLUTIONS PLATFORM. We believe that we have developed the most effective, comprehensive and robust platform available for producing and delivering rich media events for business-to-business communications. We believe that our platform provides our customers with business-to-business communications that are:

     - Complete Outsource Solutions. We have the capability to produce rich media events for our clients from start to finish in a turnkey fashion. For event production, the customer's input is needed only for information content and guidance on the general tone, look and feel of the presentations. In addition, by delivering rich media events through the Web, intranets, extranets and CD-ROM, or a combination of them, we enable our customers to reach their entire target audience. The CD-ROM alternative is particularly important to customers with traveling or international target audiences, such as a global sales force, who may not have easy access to Web-based channels. Through our translation service, we ensure that our rich media events can be used by a customer's international audience. Furthermore, companies can use our solutions to build a central Web site, or "portal," for employees, customers and business partners around the world to obtain information on a multitude of topics, delivered on demand through Eloquent rich media events.

     - More Effective. Our rich media events provide users with business-critical information in an interactive, searchable, navigable format. We believe this format, combined with our delivery of multiple media -- video, audio, text and graphics -- makes our rich media events more engaging than other forms of business-to-business communication. We also believe that users comprehend and retain the information contained in a rich media event better than that contained in other methods of business-to-business communications. Our applications server and content hosting software automatically keeps track of the interactions each user has had with particular rich media events. Customers can view a set of reports that show how much of each rich media event is used, how often each rich media event is used and the persons using each rich media event. By adding optional testing capabilities, our customers can ensure that members of their target audience have understood the presentation. In addition, by delivering the same business-to-business communication to each member of the target audience, our customers can ensure that consistent information is delivered to the entire enterprise.

     - Faster. Getting critical information to employees, customers and business partners rapidly is a significant competitive advantage for our customers. We enable our customers to disseminate critical information contained in a rich media event rapidly due to our unique and efficient production process and Web and CD-ROM delivery. Using our proprietary scheduling software and production expertise, we quickly produce and deliver rich media events to our customers in a complete turnkey process. We can produce a typical four- to five-hour rich media event within nine business days after obtaining the raw video and audio material, compared to months for alternative solutions. By delivering our rich media events through the Web, intranets, extranets and CD-ROM, the critical information contained in the events can be disseminated quickly to each member of the target audience regardless of location. Our rapid production and delivery of rich media events can accelerate dissemination of information by weeks or even months by eliminating the need for the presenter to travel to multiple locations to deliver the presentation. This is particularly significant for customers with a geographically dispersed target audience, such as a worldwide employee base. In addition, users can get the information they need from our events quickly because they can search and navigate the event so that they only view exactly what they need.

     - Less Expensive. Our solutions eliminate many of the costs associated with traditional business presentations, including airline, hotel and other travel expenses for event participants, facilities costs and the opportunity costs associated with diverting employees from their work schedules. In addition, we believe our technology and expertise enable us to charge fees to create a rich media event that are lower than the cost our typical customer would incur producing the event in-house.

We believe that these benefits can result in a number of strategic and competitive advantages for our customers. For example:

     - Faster Time to Market. By using an Eloquent rich media event to educate its sales force about a new product introduction instead of having the product manager travel to each sales office to do so in person, our customers can commercially launch new products more quickly.

     - Increased Employee Productivity. Using our solutions means that a key business presentation only needs to be made once, thereby freeing the presenter to focus on his or her work instead of traveling to different offices to make the presentation. Work interruptions can be minimized because employees view the presentation at a time and place convenient to them instead of when the presenter is available. In addition, we believe our interactive, searchable, navigable format and engaging multimedia presentation enables employees to comprehend and retain information in a rich media event better than that contained in traditional forms of business presentation.

     - Stronger Relationships with Important Constituencies. By keeping their employees, customers and business partners well-informed on a timely basis about topics that are important to them, our customers can strengthen their relationships with these constituencies. For example, a company can bolster employee morale by having its chief executive officer speak to employees about recent business developments. This is often difficult to accomplish when the company has a large or geographically dispersed workforce. Our solutions enable our customers to keep their constituencies up-to-date by providing rapid delivery of consistent information to large and widely dispersed audiences. Using our example, a rich media event containing the chief executive officer's speech could be deployed on the company's Web site, allowing every employee to view the same speech at his or her desk on demand.

     - Enhanced Sales and Marketing Efforts. Some of our customers are using our solutions to make company presentations and product demonstrations on their Web sites. Potential consumers or business partners can visit the company's Web site and view a carefully produced sales pitch without using sales force resources. Our customers may also use this type of event to educate their third-party distribution channel partners and to provide customer support.

STRATEGY

Our objective is to enhance our leadership position in rich media solutions for business-to-business communications. The key elements of our strategy are:

FURTHER PENETRATE LARGE CORPORATE ACCOUNTS. We believe that our existing customer base of large corporations presents a significant opportunity for additional revenues. Historically, over 90% of our customers have purchased additional Eloquent products or services within 12 months after their initial orders. We believe we have an opportunity to deepen our relationships with these customers by selling additional products and services and by selling to different divisions of the same company. For example, as our customers increasingly adopt Web-based methods of communication with their constituencies, we believe there is a significant opportunity to sell our applications server software and content hosting to our existing customers.

EXPAND INTO ADDITIONAL INDUSTRIES. Because the format and delivery of a business presentation is virtually the same in every industry, our solutions do not require modification for use by any particular industry. As a result, we believe that there is a significant opportunity to increase revenues by identifying and selling our solutions into many new industries. We have found that our most effective sales and marketing efforts have been those that are industry-specific. We have generated most of our revenues by selling into industries that we believed would be "early adopters" of our solutions, including telecommunications, software, high-technology manufacturing, financial services and pharmaceuticals. New industries that we have targeted include manufacturing, automotive, consumer products, health care and energy. We intend to continue industry-specific sales and marketing efforts in order to maximize our penetration of new and existing industries.

IDENTIFY NEW APPLICATIONS FOR OUR SOLUTIONS. Our flexible rich media solutions platform allows us to develop specific applications designed to capture strategic revenue opportunities. Traditional applications of our solutions include sales channel communications and employee communications. Newer applications include sales and marketing presentations and customer support. We continually seek to identify new applications, within existing markets and within new industries, that can benefit from our solutions.

EXPAND AND ENHANCE CUSTOMER SOLUTIONS. Our goal is to provide our customers with the most comprehensive portfolio of rich media business-to-business communications products and services. We intend to increase revenues by continually broadening the functionality of our rich media solutions platform and adding value-added services to our offerings, through both in-house development efforts and strategic acquisitions. For example, through our applications server and content hosting software, we are now assisting customers in building Web "portals" using Eloquent rich media events. We intend to add live broadcast capabilities, which will allow instant, simultaneous and interactive delivery of business-to-business communications, to our platform. We plan for these broadcasts to be viewed by users live from their computers. These products will then be available on demand for later viewing in our synchronized, navigable, searchable format. In addition, we plan to explore business-to-customer communications applications.

EXPAND INTERNATIONALLY. We currently sell our solutions within the United States. Many of our customers have international operations and use our rich media events around the world. As a result, we believe there is a significant opportunity to increase revenues by selling our products and services internationally. To exploit this opportunity, we intend to increase our sales and marketing efforts abroad, beginning with Europe and Japan.

RICH MEDIA EVENT PRODUCTION AND DELIVERY

We have developed significant expertise and proprietary technology in order to produce rich media events for our customers in a fast, turnkey process and enable our customers to deliver those rich media events to their constituencies in an engaging, interactive manner.

PRODUCTION OF RICH MEDIA CONTENT. Our customers generally use Eloquent to produce the rich media content for use with our software. The production steps and the technologies used in the production process are summarized below:

     - Video and Audio. We videotape live speakers, using local video crews and simple lighting. We convert the video into digital format and divide long segments into short talks and remove outtakes. We then "compress" the digital video and audio tracks using our proprietary compression technology and other compression technologies. One of the features of our software is the ability to play back an event at different speeds without a change in the speaker's pitch. To enable this, we index the audio track for variable speed playback using our proprietary pitch compression technology.

     - Transcription. We transcribe the audio track to create a transcript, utilizing a proprietary transcription tool that automatically synchronizes the text to the audio track, and proofread it carefully in conjunction with the customer. If desired by the customer, we will have the transcript translated into different languages.

     - Graphics. We obtain electronic copies of the speaker's slides or we electronically capture the speaker's software demonstration. If the presentation contains slides, we transform the slides into a format suitable for delivery over a low-bandwidth network. If the event contains a software demonstration, we compress the demonstration using our proprietary video compression technology.

     - Assembly. We assemble the video, audio, graphics and text using our proprietary synchronization technology. To enable full navigation and search capabilities, we create a table of contents and electronic links and index the text and slides so that the user may search for a chosen portion of the event using an embedded search engine. At the request of a customer, we will incorporate user tests in our standard format and add other features developed by our professional services staff.

Our proprietary Event Management System, which we refer to as "EMS," enables our production staff to organize, track and simultaneously produce high volumes of projects. The EMS enables us to efficiently allocate staff to tasks that ensures on-time completion.

CONTENT DELIVERY. We provide our customers with three ways to deliver an Eloquent event:

     -  Web, Intranets and Extranets -- Using Applications Server
        Software. Customers can run our desktop player using our applications server software on their own Microsoft Windows NT servers. Our professional services organization can integrate the Eloquent applications servers with existing enterprise applications, such as sales force automation systems.

     - Web -- Using Content Hosting. In addition, we allow our customers to store their rich media events and the Eloquent desktop player on our server hardware running our content hosting software. Users can then download the Eloquent desktop player to their desktop PC and interact with the customer's rich media events. Our content-hosting servers are located at Concentric Network Corporation's facilities in Cupertino, California.

     - CD-ROM. We will duplicate and ship CD-ROMs containing the event to our customers. The CD-ROM contains the Eloquent desktop player software as well as the event. We have found that our customers need the CD-ROM alternative because many of their constituents do not have ready access to the Web. This is particularly true for customers with international target audiences or that seek to educate their traveling sales forces. Customers may order rich media events on CD-ROM alone or in conjunction with Web, intranet or extranet delivery.

CUSTOMERS

Our customers use our solutions for a number of applications, including:

SALES CHANNEL COMMUNICATIONS. Some of our customers use our solutions to educate their sales forces and resellers about newly-launched products. We can create rich media events out of traditional sales force presentations about new products and deliver these events to our customers' sales forces. Through our events, our customers are able to educate their sales forces faster and more economically than by flying speakers around the country or world to deliver the presentation. Our solutions also enable our customers to provide consistent, controlled information to their sales representatives in a format that is more appealing and interactive than a teleconference presentation or videotape.

EMPLOYEE COMMUNICATIONS. Some of our customers use our solutions to deliver senior management messages to a globally distributed workforce. We create a rich media event out of, for example, a chief executive officer's presentation to employees about the customer's strategic direction or a pending merger or acquisition, which is then delivered to employees. By doing so, our customer is able to economically deliver a consistent message to all of its employees, including those who joined the company after the presentation was made.

SALES AND MARKETING PRESENTATIONS. Some of our customers use our solutions on their Web sites to present company information or demonstrate their products to potential consumers or business partners. These events provide an engaging, low-cost mechanism for offering consistent company or product demonstrations to a large audience of potential buyers.

CUSTOMER SUPPORT. Some of our customers use our solutions to deliver technical product support information to their end users. The Eloquent event format gives end users the needed information in the "user-friendly" format of an in-person presentation instead of through a technical manual. Eloquent's search and navigation capabilities allow end users to quickly find the information they need.

The following table lists our ten largest customers for the year ended December 31, 1999, as well as the applications for which they have used our solutions. Each of these customers accounted for more than $200,000 of our revenues during the year ended December 31, 1999.

                      CUSTOMER                                          APPLICATIONS
-----------------------------------------------------------------------------------------------------
 Advisor Resource Alliance (ARA)                       E-commerce product information delivery
-----------------------------------------------------------------------------------------------------
 AT&T Corporation                                      Marketing strategy rollouts
                                                       Technical conferences
                                                       Software system rollouts
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 Citibank                                              Technical expertise dissemination
                                                       Employee certification
                                                       Sales force product cross-training
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 Compaq Computer Corporation                           Sales force and partner product rollouts
                                                       Sales force and partner technical education
                                                       Account management education
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 FileNET Corporation                                   New product rollouts
                                                       Product updates
-----------------------------------------------------------------------------------------------------
 IBM Corporation                                       Field employee updates
                                                       Partner program rollouts
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 Hill Associates                                       Industry expertise dissemination
-----------------------------------------------------------------------------------------------------
 Lucent Technologies                                   Sales force product education
                                                       Sales force technical updates
                                                       National marketing communications
                                                       Marketing program tool rollouts
                                                       Executive sales presentation tool education
-----------------------------------------------------------------------------------------------------
 Microsoft Corporation                                 OEM product education
                                                       Sales force product rollouts
                                                       Customer support product education
-----------------------------------------------------------------------------------------------------
 Unisys Corporation                                    New product rollouts
                                                       Sales force product education

SALES AND MARKETING

We sell our solutions in the United States through a direct sales force. Our sales organization consisted of 52 employees as of December 31, 1999, including six sales representatives located at our San Mateo, California headquarters. We also have sales representatives in the Los Angeles, Chicago, Dallas, Boston, New York City, New Jersey and Washington, D.C. metropolitan areas. Our sales strategy is to pursue opportunities with large accounts and industry leaders and to penetrate various targeted vertical market segments. To implement this strategy, each customer has a dedicated sales representative who is responsible for maintaining the customer relationship. To assist our customers in maximizing the benefits of our solutions, we have built an experienced professional services organization to facilitate the successful production and utilization of rich media events. We intend to expand our sales and professional services organizations and to establish additional sales offices domestically and internationally.

We market our solutions through an in-house marketing staff and an outside public relations firm. Our in-house marketing organization consisted of four employees as of December 31, 1999, all of whom were located in our San Mateo, California headquarters. We conduct a variety of marketing programs nationwide to educate our target market, create awareness and generate leads for our solutions. To achieve these goals, we have engaged in activities such as direct mail campaigns, seminars, print advertising and trade shows. These programs are targeted at key executives within identified vertical markets. In addition, we conduct comprehensive public relations efforts that include establishing and maintaining relationships with key trade press, business press and industry analysts as well as an active executive speakers' bureau. We intend to expand our marketing activities in conjunction with the planned expansion of our sales force.

COMPETITION

The market for rich media business-to-business communications solutions is new and rapidly evolving. We expect that competition will intensify. Increased competition could lead to decreasing prices and profitability. We compete with companies that offer components of a rich media business-to-business communications solution, including:

     -  providers of rich media software tools;

     -  multimedia content production and delivery companies;

     -  companies that provide content hosting services; and

     - traditional business-to-business communications and learning solution companies that offer live meeting and seminar services.

We believe that our competitors include, principally, Digital Lava Inc., a rich media production tools company that enables its customers to develop rich media content similar to ours; Pacific Media, a media production company that produces custom rich media content similar to ours; and DigitalThink, Inc., an educational curriculum development company that offers custom content production services similar to ours. In addition, our customers and potential customers represent a source of competition, to the extent they determine to develop in-house business-to-business communications solutions.

We believe the principal competitive factors in the rich media business-to-business communications solutions are:

     - quality, price and timeliness of content production services and associated professional services;

     - quality of the end-user experience provided by the desktop player software;

     -  ease of use of our applications and tools;

     -  amount and quality of customer support; and

     -  brand recognition.

We believe that we compete favorably with respect to each of these factors and that our competitors generally do not offer the broad range of software and services for rich media production and delivery that we offer our customers. Nevertheless, many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than we do. These competitors may also be able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive pricing policies and make more attractive offers to potential employees and partners. We may be unable to compete successfully against current or future competitors and competitive pressures may cause our business to suffer.

INTELLECTUAL PROPERTY

We regard our copyrights, service marks, trademarks, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees and independent contractors to protect our proprietary rights. We strategically pursue the registration of trademarks and service marks in the United States and abroad. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available.

We have licensed in the past, and expect to license in the future, certain of our proprietary rights to third parties. Specifically, we have licensed the right to reproduce our desktop player software to customers that desire to arrange for their own CD-ROM duplication services. While we attempt to ensure that the quality of our brand is maintained by these licensees, licensees may take actions that may harm the value of our proprietary rights or reputation. The steps taken by us to protect our proprietary rights may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks or similar proprietary rights. In addition, other parties may assert claims of infringement of intellectual property rights against us.

We may be subject to legal proceedings and claims associated with our intellectual property from time to time in the future. These claims, even if without merit, could cause us to expend significant financial and managerial resources. Further, if these claims are successful, we may be required to change our trademarks, alter our copyrighted material or pay financial damages, any of which could harm our business.

Our products and internally used authoring tools incorporate technology licensed to us as follows:

     - We have a license from Verity, Inc. that grants us the rights to use Verity's proprietary search software in developing our products and authoring tools, and also grants us the worldwide right to use, reproduce, market and distribute Verity's search software as an embedded component of our products. Verity is free to grant identical or similar licenses to others. Generally, we are not permitted to transfer our license rights to others, other than in connection with a sale of our products. In consideration for our license rights, we have paid Verity an initial license fee of $25,000, and we pay royalties to Verity equal to 2.5% of all sales of our products containing the licensed software. The Verity license expires in May 2000, but automatically renews for successive one-year terms if neither party gives 30 days' notice of nonrenewal prior to the end of each term.

     - We have a license from Voxware, Inc. that grants us the right to use Voxware's proprietary compression software in developing our products and to incorporate Voxware's compression software into our products. Voxware is free to grant identical or similar licenses to others. Generally, we are not permitted to transfer our license rights to others, other than in connection with a sale of our products. In consideration for our license rights, we have paid Voxware an initial license fee of $20,000 and we pay royalties to Voxware equal to 1.5% of all sales of our products containing the licensed software. The license from Voxware expires in April 2000, but automatically renews for successive one-year terms if neither party gives 90 days' notice of nonrenewal prior to the end of each term.

     - We have a license from WebXpress, Inc., a subsidiary of BEA Systems, Inc., that grants us the right to integrate various versions of its proprietary WebXpress server software into our Enterprise Communications server product. WebXpress is free to grant identical or similar licenses to others. Generally, we are not permitted to transfer our license rights to others, other than in connection with the distribution of our Enterprise Communications server product. In consideration for our license rights, we pay license fees to WebXpress for each sale of our Enterprise Communications server product containing the licensed software. Initially, the license fees range from $2,125 to $12,750 per central processing unit on which our customers use our Enterprise Communications server product, depending on the version of WebXpress software that is integrated into the Enterprise Communications server product distributed. Our fees will be lowered based on our cumulative license fee payments; if our cumulative fees reach certain levels, our license fee per unit could be reduced to approximately one-half of our initial fees. We also pay WebXpress certain maintenance fees and additional license fees when we make sales of an Enterprise Communications server product that incorporates the version of WebXpress software that itself incorporates security functions that WebXpress has licensed from another party. The WebXpress license expires in August 2002 and does not provide for any automatic renewals thereafter.

If we are unable to maintain or renew such licenses, we would be forced to remove such technologies from our software and develop or license comparable technology. This could require additional license fees or extensive engineering efforts, or significantly decrease our software's functionality, either of which could harm our business, financial condition and operating results.

In addition, we have developed our products to integrate well with the Microsoft Windows NT operating system, the operating system used by most of our customers to run our software. If the Windows NT operating system is changed by Microsoft so that it no longer integrates well with our products, or if Windows NT experiences technical problems, the operation of our software could be impaired. In such event, our business, financial condition and operating results could be harmed. Microsoft is not obligated to ensure that Windows NT integrates well with our products.

We may be required to obtain licenses from third parties to refine, develop, market and deliver new products. We may be unable to obtain any needed license on commercially reasonable terms or at all and rights granted under any licenses may not be valid and enforceable.

EMPLOYEES

As of December 31, 1999, we had a total of 138 full-time employees, all of whom were located in the United States. Of the total, 37 were in content production services, 56 were in sales and marketing, 8 were in research and development, 10 were in professional services, 24 were in general and administrative and 3 were in customer service and software support. None of our employees is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

FACILITIES

Our principal offices currently occupy approximately 28,000 square feet in San Mateo, California under three leases, which expire in April 2002, May 2002 and July 2002. In addition, we also lease sales and support offices in Washington, D.C., Boston, Chicago and Dallas. We anticipate that we will require additional space within the next 12 months and that suitable additional space will be available on commercially reasonable terms.

LEGAL PROCEEDINGS

We are not currently subject to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER MANAGEMENT EMPLOYEES

The following table sets forth certain information regarding our executive officers, directors and other management employees, including their ages as of December 31, 1999:

                    NAME                      AGE                       POSITION
                    ----                      ---                       --------
Abraham Kleinfeld...........................  42    Chief Executive Officer, President and Director
Clifford A. Reid, Ph.D......................  40    Chairman of the Board and Director
R. John Curson..............................  56    Chief Financial Officer, Secretary and Treasurer
David Glazer................................  38    Chief Technical Officer
Jane Beule..................................  48    Vice President, Marketing
Marc A. Schnabolk...........................  42    Vice President, Sales
Anthony P. Brenner..........................  42    Director
David F. Millet.............................  55    Director
Kathryn C. Gould............................  49    Director
Terry L. Opdendyk...........................  52    Director
Mark C. Thompson............................  42    Director
Michael E. Herman...........................  58    Director
Alan Atlas..................................  48    Vice President, Engineering
Deborah L. Miller...........................  46    Vice President, Production
Robert A. Kliger............................  46    Vice President, Professional Services

Abraham Kleinfeld has served as our Chief Executive Officer and President and as a director since January 1999. From October 1995 to October 1998, Mr. Kleinfeld worked at Open Text Corporation, a knowledge management software products company, where he was the Vice President of North American Sales from October 1995 to June 1997 and the Senior Vice President of Marketing from April 1997 to October 1998. From January 1991 to October 1995, Mr. Kleinfeld served as Vice President of Sales at Odesta Systems, a document management software products company that he co-founded and that was acquired by Open Text in 1995. From 1989 to 1991, Mr. Kleinfeld worked at Oracle Corporation, where he was the Business Development Manager for Office Automation Products. Mr. Kleinfeld holds a B.A. in computer science from the State University of New York-Oswego.

Clifford A. Reid, Ph.D. co-founded Eloquent in March 1995 and has served as our Chairman of the Board since Eloquent's inception. From March 1995 to January 1999, he also served as our Chief Executive Officer and President. In April 1988, Dr. Reid co-founded Verity, Inc., a search software products company, where he was Vice President of Engineering from 1988 to 1992 and Executive Vice President from 1992 to 1993. Dr. Reid holds an S.B. in physics from the Massachusetts Institute of Technology, an M.B.A. from Harvard University and a Ph.D. in engineering-economic systems from Stanford University.

R. John Curson has served as our Chief Financial Officer, Secretary and Treasurer since June 1999. From March 1999 to June 1999, Mr. Curson served as a consultant to Pinnacle Systems, Inc., assisting with the integration into Pinnacle of Truevision, Inc., formerly known as RasterOps, a digital imaging and video products company that Pinnacle acquired in March 1999. Prior to that, Mr. Curson served as Truevision's Chief Financial Officer from December 1993 to March 1999. From 1992 to 1993, Mr. Curson served as Chief Financial Officer of LH Research Inc., a power-supply developer and manufacturer. From 1989 to 1992, Mr. Curson served as Chief Financial Officer for Martec Controls, a high-tech surveillance and remote tracking products company. From 1987 to 1989, Mr. Curson served as Vice President of Finance for Xidex Inc./Dysan International, a memory media products company. From 1976 to 1987, Mr. Curson worked at Dataproducts Corporation, a computer printer company, where he held a variety of financial positions. Mr. Curson holds a B.S.C. in mechanical engineering from the University of Leeds, an M.B.A. from the University of Leeds and an M.B.A. from the University of California, Los Angeles.

David Glazer co-founded Eloquent in March 1995 and has served as our Chief Technical Officer since Eloquent's inception. From November 1994 to March 1995, he was an independent Web information delivery systems consultant to clients including Netscape Communications Corporation, Adobe Systems Incorporated and Tandem Computers Incorporated, which is now a division of Compaq Computer Corporation. In April 1988, Mr. Glazer co-founded Verity, Inc., a search software products company, where he served as Senior Software Architect from June 1988 to November 1994 . From 1984 to 1988, Mr. Glazer worked as an independent contractor for Lotus Development Corporation, a software products company. Mr. Glazer holds an S.B. in physics from the Massachusetts Institute of Technology.

Jane Beule has served as our Vice President, Marketing since March 1999. From September 1998 to March 1999, Ms. Beule was a freelance marketing consultant. From February 1998 to September 1998, Ms. Beule was Vice President of Marketing at MarketFirst Software, Inc., a marketing automation software products company. From November 1997 to February 1998, Ms. Beule was a marketing consultant to ProBusiness Services, Inc., a provider of employee services and software to large employers. Prior to that, she served as ProBusiness' Vice President of Marketing from October 1994 to November 1997. Ms. Beule holds a B.A. in linguistics from the University of Wisconsin-Madison and an M.B.A. from Harvard University.

Marc A. Schnabolk has served as our Vice President, Sales since July 1999. Prior to joining Eloquent, Mr. Schnabolk worked at Open Text Corporation, a knowledge management software products company, where he was Director of Eastern Regional Sales from September 1996 to June 1997 and Vice President of North American Sales from July 1997 to June 1999. From January 1995 to September 1996, Mr. Schnabolk served as Regional Sales Manager, New Media Sales, at Oracle Corporation, a database manufacturer. From November 1992 to December 1994, Mr. Schnabolk served as Regional Sales Manager of Interleaf, Inc., a content management and publishing software company. From 1985 to 1992, Mr. Schnabolk held various technical, sales and sales management positions at Oracle. Mr. Schnabolk holds a B.S. in mathematics from Bates College and an M.B.A. from Fairleigh Dickinson University.

Anthony P. Brenner has served as a director of Eloquent since July 1998. Mr. Brenner has been a managing director and partner at Crosslink Capital, Inc., a venture capital firm that was formerly the Omega Ventures arm of Robertson, Stephens & Company, since January 1998, prior to which he was a independent consultant to Omega Ventures from September 1997 to December 1997. Since January 1989, Mr. Brenner has served as President of Cedar Point Partners, L.P., a private equity investment partnership. From May 1994 to September 1996, Mr. Brenner was Senior Managing Director of Advanta Partners, a venture capital firm affiliated with Advanta Corporation, a financial services company. Mr. Brenner also served as a member of the board of directors of Advanta Corporation from May 1992 to August 1996. Mr. Brenner holds a B.A. in economics from Yale University and an M.B.A. from Stanford University.

Kathryn C. Gould has served as a director of Eloquent since July 1996. Ms. Gould has been a member of Foundation Capital Management, LLC, since December 1995. Foundation Capital Management is the general partner of the Foundation Capital venture capital funds that have invested in Eloquent. From September 1989 to December 1995, Ms. Gould was a partner of Merrill, Pickard, Anderson & Eyre, a venture capital firm. Ms. Gould also serves on the board of directors of Interwoven, Inc. Ms. Gould holds a B.S. in physics from the University of Toronto and an M.B.A. from the University of Chicago.

David F. Millet has served as a director of Eloquent since October 1999. Mr. Millet is a founding member of Gemini Investors LLC, a venture capital firm, and has served as its Managing Director since 1997. Gemini Investors manages GMN Investors II, L.P., which purchased subordinated sales and common stock warrants from Eloquent in October 1999. Prior to joining Gemini Investors, Mr. Millet spent the preceding ten years as Vice President and President of Chatham Venture Corp., a venture capital firm. From 1983 to 1988, Mr. Millet served as Chief Executive Officer of Continuing Care Associates, a provider of home healthcare products and services. Prior to 1983, Mr. Millet served in various management roles in NEC Electronics, USA, the U.S. subsidiary of NEC Corp. of Tokyo, Japan. From

1966 to 1975, Mr. Millet was a member of the Senior Staff of Arthur D. Little, Inc., an international consulting firm. Mr. Millet is on the Board of Directors of Wall Data Incorporated and View Tech, Inc. Mr. Millet holds a B.A. in physical sciences from Harvard University.

Terry L. Opdendyk has served as a director of Eloquent since October 1995. Mr. Opdendyk has been a partner of ONSET Ventures since 1984. He currently serves as Chairman of ONSET Venture Services Corporation; General Partner of OEA Management, L.P., the General Partner of ONSET Enterprise Associates, L.P.; General Partner of OEA II Management, L.P., the General Partner of ONSET Enterprise Associates II, L.P.; and Managing Director of OEA III Management, LLC, the General Partner of ONSET Enterprise Associates III, L.P. Mr. Opdendyk holds a B.S. in computer science from Michigan State University and an M.S. in computer science from Stanford University.

Mark C. Thompson has served as a director of Eloquent since October 1999. Since 1988, Mr. Thompson has served in a number of positions with Charles Schwab & Co., Inc., a financial services center, including most recently Executive Producer and Senior Vice President, Electronic Brokerage. Mr. Thompson serves on the board of directors of Interwoven, Inc. Mr. Thompson holds a B.A. in international relations and an M.A. in new media from Stanford University.

Michael E. Herman has served as a director of Eloquent since November 1999. Since 1993, Mr. Herman has served as President of the Kansas City Royals, a major league baseball team. Since 1990, Mr. Herman has also served as the Chairman of the Investment Committee of the Ewing Marion Kauffman Foundation, a private foundation, of which Mr. Herman was President and Chief Operating Officer from 1985 to 1990. From 1974 to 1990, Mr. Herman served as Executive Vice President and Chief Financial Officer of Marion Laboratories, a pharmaceutical company. Mr. Herman serves on the board of directors of Janus Capital Corporation and Cerner Corporation. Mr. Herman holds a B.S. in Metallurgical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from the University of Chicago.

Alan Atlas has served as our Vice President, Engineering since February 1999. From May 1996 to February 1999, Mr. Atlas was Director of Newsroom System Engineering at Avid Technology, Inc., a digital video editing tools company. From February 1994 to April 1996, Mr. Atlas was Vice President of Engineering at Sarrus Software, a NextStep groupware company. Mr. Atlas holds a B.A. in Psychology from Brown University, a B.S. in electrical engineering from the University of Massachusetts and an M.S. in electrical engineering from Georgia Institute of Technology.

Deborah L. Miller has served as our Vice President, Production since July 1998. From September 1996 to June 1998, Ms. Miller was Director, Materials at Electronic Arts, a multimedia games production company. From March 1994 to August 1996, Ms. Miller was Business Development Manager and Global Program Manager at Solectron, Inc., a contract manufacturer. From June 1982 to February 1994, Ms. Miller held various positions in finance and manufacturing at Amdahl Corporation, a manufacturer of mainframe computers. Ms. Miller holds a B.A. in business from San Francisco State University and an M.B.A. from the University of Washington.

Robert A. Kliger has served as our Vice President, Professional Services since March 1999. From January 1998 to June 1998, Mr. Kliger was Western Regional Manager at Documentum, Inc., a document management software products company. From 1990 to January 1998, Mr. Kliger was President and Chief Executive Officer of Workgroup Management, Inc., a professional services firm founded by Mr. Kliger that specialized in document management applications development and was acquired by Documentum in 1998. Mr. Kliger holds a B.A. in music from Mercy College and an M.B.A. from the University of Illinois.

BOARD COMPOSITION

Eloquent has authorized eight directors. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, the board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Upon the completion of this offering, the members of classes will be divided as follows:

     -  Class I:    David Millet and Abraham Kleinfeld

     -  Class II:   Clifford Reid, Kathryn Gould and Michael Herman

     -  Class III:  Anthony Brenner, Terry Opdendyk and Mark Thompson

The Class I directors will stand for re-election or election at the 2000 annual meeting of stockholders. The Class II directors will stand for re-election or election at the 2001 annual meeting of stockholders. The Class III directors will stand for re-election or election at the 2002 annual meeting of stockholders. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election or special meeting held in lieu thereof.

The amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in the control or management of Eloquent. However, if Eloquent is subject to Section 2115 of the California General Corporation Law, all directors will be designated of the same class, and such directors will be elected by cumulative voting if any stockholder requests cumulative voting. See "Description of Capital Stock -- Section 2115" beginning on page 63 for a more detailed description of the applicability of Section 2115 to Eloquent and its effect, if applicable, on election of our directors.

Our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock, and directors may be removed without cause by the affirmative vote of the holders of at least two-thirds of our voting stock. However, if we are subject to Section 2115 of the California General Corporation Law, unless the entire board is removed, no single director may be removed without cause when the votes cast against such director's removal would be sufficient to elect that director if voted cumulatively. See "Description of Capital Stock -- Section 2115" beginning on page 63 for a more detailed description of the applicability of Section 2115 to Eloquent.

BOARD COMMITTEES

The Audit Committee of our board of directors consists of Messrs. Brenner and Opdendyk. The Audit Committee reviews our financial statements and accounting practices, makes recommendations to the board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors. The Compensation Committee of our board of directors consists of Mr. Opdendyk, Ms. Gould and Mr. Millet. The Compensation Committee makes recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

DIRECTOR COMPENSATION

We have not provided cash compensation to non-employee directors for their services as directors or members of committees of the board of directors.

We granted options to acquire 25,000 shares of our common stock at an exercise price of $5.00 per share to Mr. Thompson in October 1999 and to Mr. Herman in November 1999. These options vest over three years. By virtue of their receipt of these options, Messrs. Thompson and Herman will be ineligible to receive the initial option to acquire 25,000 shares of our common stock that each of our other non-employee directors will receive upon the completion of this offering. See "-- Employee Benefit Plans" beginning on page 48 for a more detailed description of automatic stock option grants to non-employee directors.

Following the completion of this offering, all directors will be eligible to participate in our 1999 Equity Incentive Plan. Employee directors also will be eligible to participate in our 1999 Employee Stock Purchase Plan. See
"-- Employee Benefit Plans" beginning on page 48 for a more detailed description of each of these plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee was at any time since the formation of Eloquent one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE. The following table sets forth cash and certain other compensation earned during 1999 by the persons serving as our Chief Executive Officer during 1999 and our only other executive officers who earned more than $100,000 in 1999. These people are referred to as the named executive officers. The information in the table includes salaries, bonuses, stock options granted and other miscellaneous compensation. We have not granted stock appreciation rights or restricted stock awards and provide no long-term compensation benefits other than stock options.

In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and perquisites and other personal benefits received by the named executive officers that do not exceed $50,000 or 10% of any such officer's salary and bonus disclosed in this table, whichever is less.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                              ANNUAL COMPENSATION     COMPENSATION
                                                             ---------------------    ------------
                                                                                       SECURITIES
                                                                                       UNDERLYING
                NAME AND PRINCIPAL POSITION                  SALARY($)    BONUS($)     OPTIONS(#)
                ---------------------------                  ---------    --------    ------------
Abraham Kleinfeld(1).......................................   206,042      71,800      1,225,000
  Chief Executive Officer and President
Clifford A. Reid, Ph.D.(2).................................   140,000      45,720        125,000
  Chairman of the Board and Former Chief
  Executive Officer and President
David Glazer...............................................   145,000      22,860        100,000
  Chief Technical Officer
Jane Beule(3)..............................................   122,211      28,900        179,200
  Vice President, Marketing
R. John Curson(4)..........................................    98,622       7,814        210,000
  Chief Financial Officer, Secretary and Treasurer
Marc A. Schnabolk(5).......................................    73,365      26,250        175,000
  Vice President, Sales
Gloria M. Purdy(6).........................................   119,088          --             --
  Former Chief Financial Officer, Secretary
  and Treasurer

---------------------------------------------
(1) Mr. Kleinfeld joined Eloquent in January 1999.

(2) Mr. Reid served as our Chief Executive Officer and President from our inception until January 1999.

(3) Ms. Beule joined Eloquent in March 1999.

(4) Mr. Curson joined Eloquent in June 1999.

(5) Mr. Schnabolk joined Eloquent in July 1999.

(6) Ms. Purdy joined Eloquent as our Chief Financial Officer, Secretary and Treasurer in April 1998, resigned from these positions in January 1999 and ceased to be an employee of Eloquent in August 1999. She exercised the above-referenced option as to 60,000 shares, constituting the vested portion at the time she ceased to be an employee. The unvested remaining shares subject to the option were cancelled.

OPTION GRANTS DURING 1999. Options granted in 1999 to the named executive officers were granted under the 1997 Equity Incentive Plan. Generally, the exercise price per share of each option granted was equal to the fair market value of the common stock as determined by the board of directors on the date of the grant. However, the exercise price per share of the option granted to Mr. Reid was equal to 110% of the fair market value of the common stock on the grant date. In determining the fair market value of the stock granted on the grant date, the board of directors considered, among other things, our absolute and relative levels of revenues and other operating results. All options granted to the named executive officers were immediately exercisable and were intended to qualify as incentive stock options, to the extent permissible under applicable IRS regulations. Generally, options vest as to 25% of the shares subject to the option one year after the vesting commencement date and 1/36 of the remaining shares subject to the option vest on each of the 36 monthly anniversaries thereafter. Unvested shares are subject to Eloquent's right of repurchase upon termination of employment. Options expire ten years from the date of grant.

We granted options covering an aggregate of 2,941,000 shares to our employees during 1999, including named executive officers.

The following table sets forth each grant of stock options made during 1999 to each of the named executive officers.

                            1999 STOCK OPTION GRANTS


                                                   PERCENTAGE                                      POTENTIAL REALIZABLE VALUE AT
                                    NUMBER OF       OF TOTAL                                          ASSUMED ANNUAL RATES OF
                                    SECURITIES       OPTIONS                                        STOCK PRICE APPRECIATION FOR
                                    UNDERLYING     GRANTED TO                                              OPTION TERM(1)
                                     OPTIONS        EMPLOYEES      EXERCISE PRICE    EXPIRATION    ------------------------------
               NAME                  GRANTED         IN 1999         ($/SHARE)          DATE          5%($)             10%($)
               ----                 ----------    -------------    --------------    ----------    ------------      ------------
Abraham Kleinfeld.................  1,160,000         39.4%            $1.00           1/19/09      29,072,284        46,979,860
                                       65,000          2.2%            $2.00          10/18/09       1,564,050         2,567,492
Clifford A. Reid, Ph.D............    125,000          4.3%            $2.20           9/30/04       2,982,789         4,912,485
David Glazer......................    100,000          3.4%            $2.00           9/30/09       2,406,231         3,949,988
Jane Beule........................    179,200          6.1%            $1.00           3/16/08       4,491,167         7,257,578
R. John Curson....................    210,000          7.1%            $1.00           6/16/09       5,263,086         8,504,975
Marc A. Schnabolk.................    175,000          6.0%            $1.00           7/26/09       4,385,905         7,087,479
Gloria M. Purdy...................         --           --                --                --              --                --


---------------------------------------------

(1) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the initial public offering price of $16.00 per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.


AGGREGATE OPTION VALUES AT DECEMBER 31, 1999. Options granted to named executive officers may be exercised prior to vesting, pursuant to early exercise provisions contained in option agreements. Any unvested shares issued pursuant to any such early exercise are subject to a repurchase option in favor of Eloquent at the original exercise price paid per share upon the optionee's cessation of service as an employee, director or consultant prior to the vesting of such shares. Such repurchase option lapses at a rate reflecting the vesting schedule of the underlying option.

The following table sets forth the number of shares of common stock subject to stock options held as of December 31, 1999 by each of the named executive officers, all of which are exercisable. Value at fiscal year end is measured as the difference between the exercise price per share and the initial public offering price per share of $16.00. No options to acquire shares of our common stock were exercised by the named executive officers during 1999.


                  AGGREGATE OPTION VALUES AT DECEMBER 31, 1999


                                                                   NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                  NUMBER OF                       UNDERLYING UNEXERCISED        IN-THE-MONEY
                               SHARES ACQUIRED       VALUE              OPTIONS AT               OPTIONS AT
            NAME                 ON EXERCISE     REALIZED($)(1)     DECEMBER 31, 1999      DECEMBER 31, 1999($)(1)
            ----               ---------------   --------------   ----------------------   -----------------------
Abraham Kleinfeld............           --                --             1,225,000                18,310,000
Clifford A. Reid, Ph.D.......           --                --               125,000                 1,725,000
David Glazer.................           --                --               100,000                 1,400,000
Jane Beule...................      100,000         1,000,000                79,200                 1,188,000
R. John Curson...............           --                --               210,000                 3,150,000
Marc A. Schnabolk............           --                --               175,000                 2,625,000
Gloria M. Purdy..............       60,000           636,600                    --                        --


---------------------------------------------

(1) Based on the initial public offering price of $16.00 per share, minus the per share exercise price, multiplied by the number of shares issued or issuable upon exercise of the option.


EMPLOYEE BENEFIT PLANS

Since 1995, we have established three equity incentive plans under which we may offer incentive stock options, nonstatutory stock options, restricted stock and stock bonuses to employees, officers, non-employee directors and consultants. The plans are intended to help us retain the services of individuals who can operate and grow our business and align their interests with those of our stockholders.

EQUITY INCENTIVE PLAN. In December 1995, the board of directors adopted, and the stockholders approved, the Equity Incentive Plan. The incentive plan was most recently amended in November 1999. The incentive plan will terminate in December 2005 unless it is terminated earlier by the board of directors. The incentive plan provides for the grant of stock awards, which are:

     - incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, which may be granted solely to officer and non-officer employees; and

     - nonstatutory stock options, restricted stock purchase awards, and stock bonuses, which may be granted to officer and non-officer employees, non-employee directors and consultants.

Plan administration. The incentive plan is administered by the board of directors. The board of directors may delegate authority to administer the incentive plan to a committee. Subject to the terms of the plan, the board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards including the period of their exercisability and vesting. Subject to the plan limitations set forth below, the board of directors or its authorized committee also determines the exercise price of options granted and the right to purchase restricted stock.

Stock options. Stock options are granted pursuant to stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the incentive plan vest at the rate specified in the option agreement.

The term of stock options granted under the incentive plan may not exceed 10 years. Unless the terms of an optionee's stock option agreement provide for earlier termination, in the event an optionee's service relationship with us, or any affiliate or ours, ceases due to disability, the optionee may exercise any vested options up to 12 months after the date such service relationship ends. In the case of the optionee's death, absent a provision for earlier termination in the stock option agreement, a beneficiary of the optionee may exercise any vested options up to 18 months after the date the service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, absent a provision for earlier termination in the stock option agreements, the optionee may exercise any vested options up to three months from cessation of service. However, an option may not be exercised after the expiration of its term.

Acceptable consideration for the purchase of common stock issued under the equity incentive plan is determined by the board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by the board of directors.

An optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

Tax limitations on stock option grants. Under current tax laws, incentive stock options may be granted only to our employees. Only the first $100,000 worth of stock options exercisable for the first time in one calendar year can be treated as an incentive stock option. For this purpose, the value of the stock option grant is the fair market value of the underlying stock at the date of grant. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Eloquent or any affiliate unless the following conditions are satisfied:

     - the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

     - the term of any incentive stock option award must not exceed five years from the date of grant.

Restricted stock and stock bonus awards. The purchase price for each restricted stock award granted must be at least 85% of the fair market value of the stock on the date of the award or at the time the purchase is consummated. Rights to acquire shares under a stock bonus or restricted stock bonus agreement may not be transferred other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee.

Changes in control. In the event of certain changes in control, all outstanding stock awards under the incentive plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity refuses to assume, continue or substitute for outstanding stock awards, they will be terminated upon the change in control if not previously exercised.

Authorized shares. An aggregate of 1,070,000 shares of common stock currently are authorized for issuance under the incentive plan. As of December 31, 1999, options to purchase a total of 161,250 shares of our common stock were held by all participants under the incentive plan. After the date of the offering, no further stock awards will be made under the incentive plan. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full will again become available for the grant of awards under the incentive plan. Shares issued under the incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

1997 EQUITY INCENTIVE PLAN. In July 1997, the board of directors adopted, and the stockholders approved, the 1997 Equity Incentive Plan. The 1997 incentive plan was most recently amended in November 1999. The 1997 incentive plan will terminate in July 2007 unless it is terminated earlier by the board of directors. The 1997 incentive plan provides for the grant of stock awards, which are:

     - incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, which may be granted solely to officer and non-officer employees, including officers; and

     - nonstatutory stock options, restricted stock purchase awards, and stock bonuses which may be granted to officer and non-officer employees, non-employee directors and consultants.

Plan administration. The 1997 incentive plan is administered by the board of directors. The board of directors may delegate authority to administer the 1997 incentive plan to a committee. Subject to the terms of the plan, the board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards including the period of their exercisability and vesting. Subject to the plan limitations set forth below, the board of directors or its authorized committee also determines the exercise price of options granted and the right to purchase restricted stock.

Stock options. Stock options are granted pursuant to stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 1997 incentive plan vest at the rate specified in the option agreement.

The term of stock options granted under the 1997 incentive plan may not exceed 10 years. Unless the terms of an optionee's stock option agreement provide for earlier termination, in the event an optionee's service relationship with us, or any affiliate or ours, ceases due to disability, the optionee may exercise any vested options up to 12 months after the date such service relationship ends. In the case of the optionee's death, absent a provision for earlier termination in the stock option agreement, a beneficiary of the optionee may exercise any vested options up to 18 months after the date the service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, absent a provision for earlier termination in the stock option agreement, the optionee may exercise any vested options up to three months from cessation of service. However, an option may not be exercised after the expiration of its term.

Acceptable consideration for the purchase of common stock issued under the 1997 incentive plan is determined by the board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by the board of directors.

An optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

Tax limitations on stock option grants. Under current tax laws, incentive stock options may be granted only to our employees. Only the first $100,000 worth of stock options exercisable for the first time in one calendar year can be treated as an incentive stock option. For this purpose, the value of the stock option grant is the fair market value of the underlying stock at the date of grant. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Eloquent or any affiliate unless the following conditions are satisfied:

     - the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

     - the term of any incentive stock option award must not exceed five years from the date of grant.

Restricted stock and stock bonus awards. The purchase price for each restricted stock award granted must be at least 85% of the fair market value of the stock on the date of the award or at the time the purchase is consummated. Rights to acquire shares under a stock bonus or restricted stock bonus agreement may not be transferred other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee.

Changes in control. In the event of certain changes in control, all outstanding stock awards under the 1997 incentive plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity refuses to assume, continue or substitute for outstanding stock awards, they will be terminated upon the change in control if not previously exercised.

Authorized shares. An aggregate of 4,934,500 shares of common stock currently are authorized for issuance under the 1997 incentive plan. As of December 31, 1999, options to purchase a total of 3,166,092 shares of our common stock were held by all participants under the 1997 incentive plan. After the date of this offering, no further stock awards will be made under the 1997 incentive plan. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full will again become available for the grant of awards under the 1997 incentive plan. Shares issued under the 1997 incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

1999 EQUITY INCENTIVE PLAN. In October 1999, the board of directors adopted, and in November 1999, the stockholders approved, the 1999 Equity Incentive Plan. The 1999 incentive plan will terminate in October 2009 unless it is terminated earlier by the board of directors. The 1999 incentive plan provides for the grant of stock awards, which are:

     - incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, which may be granted solely to officer and non-officer employees including officers; and

     - nonstatutory stock options, restricted stock purchase awards, and stock bonuses which may be granted to officer and non-officer employees, non-employee directors and consultants.

Plan administration. The 1999 incentive plan is administered by the board of directors. The board of directors may delegate authority to administer the 1999 incentive plan to a committee. Subject to the terms of the plan, the board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards including the period of their exercisability and vesting. Subject to the plan limitations set forth below, the board of directors or its authorized committee also determines the exercise price of options granted and the right to purchase restricted stock.

Stock options. Stock options are granted pursuant to stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 1999 incentive plan vest at the rate specified in the option agreement.

The term of incentive stock options granted under the 1999 incentive plan may not exceed 10 years. Unless the terms of an optionee's stock option agreement provide for earlier termination, in the event an optionee's service relationship with us, or any affiliate or ours, ceases due to disability, the optionee may exercise any vested options up to 12 months after the date such service relationship ends. In the case of the optionee's death, absent a provision for earlier termination in the stock option agreement, a beneficiary of the optionee may exercise any vested options up to 18 months after the date the service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, absent a provision for earlier termination in the stock option agreement, the optionee may exercise any vested options up to three months from cessation of service. However, an option may not be exercised after the expiration of its term.

Acceptable consideration for the purchase of common stock issued under the 1999 incentive plan is determined by the board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by the board of directors.

An optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

Tax limitations on stock option grants. Under current tax laws, incentive stock options may be granted only to our employees. Only the first $100,000 worth of stock options exercisable for the first time in one calendar year can be treated as an incentive stock option. For this purpose, the value of the stock option grant is the fair market value of the underlying stock at the date of grant. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Eloquent or any affiliate unless the following conditions are satisfied:

     - the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

     - the term of any incentive stock option award must not exceed five years from the date of grant.

Section 162(m). Section 162(m) of the Internal Revenue Code of 1986 denies an income tax deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1 million, unless the compensation constitutes "performance-based compensation." In order to ensure that option grants under the 1999 incentive plan constitute "performance-based compensation," no person may be granted options under the 1999 incentive plan covering more than 2,500,000 shares of common stock in any calendar year. Under its general authority to grant options, the board of directors has the implicit authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Section 162(m) limitation.

Restricted stock and stock bonus awards. The purchase price for each restricted stock award granted must be at least 85% of the fair market value of the stock on the date of the award or at the time the purchase is consummated. Rights to acquire shares under a stock bonus or restricted stock bonus agreement may not be transferred other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. Certain restricted stock awards made following the completion of this offering may be otherwise transferable if the stock bonus agreement so provides.

Changes in control. In the event of certain changes in control, all outstanding stock awards under the 1999 incentive plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity refuses to assume, continue or substitute for such awards, the vesting provisions of outstanding stock awards held by persons whose service relationship with us has not terminated at the time of the change in control will be accelerated. These stock awards will be terminated upon the change in control if not previously exercised.

Authorized shares. Upon the effectiveness of the 1999 incentive plan, shares available for issuance under our two pre-existing incentive plans will become authorized for issuance under the 1999 incentive plan. Based on options outstanding at December 31, 1999, the initial reserve under the 1999 incentive plan will be approximately 1,462,849 shares. Beginning January 1, 2001, the number of shares of common stock authorized for issuance under the 1999 incentive plan will be increased on each January 1 by 4% of the number of shares of common stock outstanding on that date. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date. As of the date hereof, no stock awards have been granted under the 1999 incentive plan.

Shares subject to stock options granted under the incentive plan, the 1997 incentive plan and the 1999 incentive plan that have expired or otherwise terminated without having been exercised in full will again become available for the grant of awards under the 1999 incentive plan. Likewise, shares of restricted stock awarded under these three plans that have not become fully vested will again become available for the grant of awards under the 1999 incentive plan. Shares issued under the 1999 incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

STOCK OPTION GRANTS TO NON-EMPLOYEE DIRECTORS. The 1999 incentive plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

Administration and terms. The board of directors administers automatic option grants to non-employee directors, unless and until it delegates administration to a committee. Options granted to non-employee directors are generally subject to the following terms:

     - the exercise price of options granted will be equal to the fair market value of the common stock on the date of grant;

     - no option granted may be exercised after the expiration of 10 years from the date it was granted;

     - options granted are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee;

     - an optionee may designate a beneficiary who may exercise the option following the optionee's death; and

     - an optionee whose service relationship with Eloquent or any affiliate, whether as a non-employee director of Eloquent or subsequently as an employee, director or consultant of either Eloquent or an affiliate, ceases for any reason may exercise vested options for the term provided in the option agreement, which is generally 12 months, or 18 months in the event of the optionee's death. However, an option may not be exercised after the expiration of its term.

Automatic grants. Upon the completion of this offering, subject to certain exceptions, each non-employee director that has not previously received Eloquent stock options will automatically be granted an option to purchase 25,000 shares of common stock. Any individual who becomes a non-employee director after this offering will automatically receive this initial grant upon being elected to the board of directors. Each year, on the day after our annual stockholders' meeting, commencing in 2000, any person who is then a non-employee director will automatically be granted an option to purchase 5,000 shares of common stock, provided that if any non-employee director that had not served in that capacity for the entire period since the preceding annual stockholders' meeting, then the number of shares subject to the annual grant shall be reduced, pro rata, for each full quarter the person did not serve during the previous period. Initial grants vest over a three-year period, and annual grants vest one year from the date of grant. All automatic director grants become immediately exercisable upon grant.

1999 EMPLOYEE STOCK PURCHASE PLAN. In October 1999, the board of directors adopted, and in November 1999, the stockholders approved, the 1999 Employee Stock Purchase Plan, authorizing the issuance of shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our affiliates. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. As of the date hereof, no shares of common stock have been purchased under the purchase plan.

Administration. The purchase plan is administered by the board of directors. The board of directors may delegate authority to administer the purchase plan to a committee. Subject to the terms of the plan, the board of directors or its authorized committee determines when and how rights to purchase shares will be granted and the provisions of each offering of rights. Under the plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 26 months in duration, with purchases occurring every six months. Unless otherwise determined by the board of directors, common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of:

     - 85% of the fair market value of a share of our common stock on the date of commencement of participation in the offering; or

     - 85% of the fair market value of a share of our common stock on the date of purchase.

Eligibility. The purchase plan is implemented by offerings of rights to eligible employees. Generally, all regular employees, including executive officers, who work at least 20 hours per week and are customarily employed by Eloquent or by an affiliate of Eloquent for at least five months per calendar year may participate in the purchase plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of stock under the purchase plan. Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit such employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. No employee shall be eligible for the grant of any rights under the purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes in control. In the event of changes in control described in the plan, the surviving entity may assume or substitute for rights outstanding under the purchase plan. If the surviving entity does not assume or substitute for outstanding rights, then the board of directors has discretion to cause:

     -  the rights to continue in full force and effect; or

     - a participant's accumulated payroll deductions to be used to purchase shares, immediately prior to the change in control, and their outstanding rights thereafter to be terminated.

Authorized shares. The purchase plan authorizes the issuance of 700,000 shares of common stock under the purchase plan which amount is increased each January 1, beginning January 1, 2001, by the lesser of 250,000 shares or 1.0% of the number of shares of common stock outstanding on that date. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date.

EMPLOYMENT AGREEMENTS

In December 1998, we entered into an employment agreement with Mr. Kleinfeld, under which Mr. Kleinfeld is compensated at a rate of $215,000 per year and is eligible to receive a 1999 cash bonus of up to $100,000, subject to fulfillment of objectives established by the board of directors. In addition, pursuant to this agreement, Mr. Kleinfeld received options to purchase 1,160,000 shares of our common stock at an exercise price of $1.00 per share in January 1999 and options to purchase 65,000 shares of our common stock at an exercise price of $2.00 per share in October 1999. These options vest over four years. To the extent permissible under applicable IRS rules, these options will be incentive stock options. In the event Mr. Kleinfeld is terminated without "cause," he is entitled to receive from us continued payment of his base salary for a period of six months and continued vesting of outstanding stock options during such period. In addition, in the event of a change in control of Eloquent, one-half of the then-unvested shares subject to the options will immediately vest.

                              CERTAIN TRANSACTIONS

In March 1995, we issued and sold an aggregate of 3,300,000 shares of our common stock at $0.001 per share. In October 1995, we issued and sold an aggregate of 1,250,000 shares of our Series A preferred stock at $0.80 per share. From August to September 1996, we issued and sold an aggregate of 1,907,513 shares of our Series B preferred stock at $1.73 per share. From August to October 1997, we issued and sold an aggregate of 1,912,233 shares of Series C preferred stock at $3.90 per share. In June 1998, we issued and sold an aggregate of 2,089,263 shares of Series D preferred stock at $5.10 per share. Each outstanding share of Series A, Series B, Series C and Series D preferred stock is convertible at the election of the holder into one share of common stock and, upon the closing of this offering, each of these shares not previously converted to common stock will be automatically converted to common stock.

In October 1999, we issued and sold subordinated notes with an aggregate initial principal amount of $20.0 million and warrants to purchase 1,500,000 shares of common stock with an exercise price of $0.01 per share. The subordinated notes are convertible into Series E preferred stock at an initial conversion rate of $8.00 per share after December 31, 2000. However, because these subordinated notes must be repaid with proceeds from this offering, we do not expect any shares of Series E preferred stock to be issued.

The following table identifies the directors, executive officers and five percent stockholders who have purchased shares of our preferred stock or common stock, or purchased our subordinated notes and warrants. See "Principal Stockholders" beginning on page 58 for additional information relating to the beneficial ownership of these stockholders.

                                                                                               SHARES OF COMMON
                                                                                                STOCK SUBJECT
                                                                                                 TO WARRANTS
                                SHARES OF COMMON   SHARES OF PREFERRED   PRINCIPAL AMOUNT OF      ASSOCIATED
           INVESTOR             STOCK PURCHASED      STOCK PURCHASED       NOTES PURCHASED        WITH NOTES
           --------             ----------------   -------------------   -------------------   ----------------
Clifford A. Reid, Ph.D.(1)....     2,100,000                   --                    --                  --
Bruce A. Forgrieve(2).........       600,000                   --                    --                  --
David Glazer(3)...............       600,000                   --                    --                  --
Entities associated with ONSET
  Ventures(4).................            --            2,768,151            $2,000,000             150,000
Entities associated with
  Foundation Capital(5).......            --            1,604,096            $1,000,000              75,000
Entities associated with
  Crosslink Capital,
  Inc.(6).....................            --            1,372,548            $1,000,000              75,000
Entities associated with Menlo
  Ventures(7).................            --            1,305,129            $1,000,000              75,000
GMN Investors II, L.P.(8).....            --                   --            $5,000,000             375,000

---------------------------------------------
(1) Dr. Reid contributed 420,000 of such shares to Eloquent in October 1995 and sold 96,000 of such shares to Mr. Forgrieve in November 1995. Dr. Reid is a director, executive officer and beneficial owner of more than 5% of the common stock of Eloquent.

(2) Mr. Forgrieve purchased an additional 96,000 shares from Dr. Reid in November 1995. In June 1998, Eloquent repurchased 140,000 of the shares listed above at cost in connection with Mr. Forgrieve's termination of employment. Mr. Forgrieve is a former director, former executive officer and beneficial owner of more than 5% of the common stock of Eloquent.

(3) Mr. Glazer is an executive officer and beneficial owner of more than 5% of the common stock of Eloquent.

(4) Terry L. Opdendyk, a director of Eloquent, is a general partner of each of the referenced entities associated with ONSET Ventures (collectively, the "ONSET Funds"), and the ONSET Funds, collectively, are the beneficial owner of more than 5% of our common stock.

(5) Kathryn C. Gould, a director of Eloquent, is a general partner of each of the referenced entities associated with Foundation Capital (collectively, the "Foundation Funds"), and the Foundation Funds, collectively, are the beneficial owner of more than 5% of our common stock.

(6) Anthony P. Brenner, a director of Eloquent, is either a member or a member of the general partner of each of the referenced entities associated with Crosslink Capital, Inc. (collectively, the "Crosslink Funds"), and the Crosslink Funds, collectively, are the beneficial owner of more than 5% of our common stock.

(7) The referenced entities associated with Menlo Ventures, collectively, are the beneficial owner of more than 5% of our common stock.

(8) David F. Millet, a director of Eloquent, is an officer of the general partner of GMN Investors II, L.P.

In July 1996, we entered into a Note and Warrant Purchase Agreement with ONSET Enterprise Associates II, L.P., a holder of more than five percent of our outstanding capital stock and an entity affiliated with Mr. Opdendyk, a director of Eloquent. Pursuant to this agreement, we borrowed $250,000 from ONSET and issued and sold to ONSET a warrant to purchase 14,450 shares of our common stock at an exercise price of $0.173 per share that will expire upon the closing of this offering. The loan was evidenced by a promissory note in the amount of $250,000, bearing interest at an annual rate of six percent, with principal and accrued interest due and payable in October 1996. The note provided that ONSET had the option to convert outstanding principal and interest on the loan into shares of Eloquent stock upon a subsequent sale of stock to institutional venture investors with proceeds to Eloquent of at least $2,000,000. The principal and interest amount was paid to ONSET in August 1996.

Pursuant to an agreement dated October 20, 1999, between Eloquent and investors that have purchased our preferred stock or subordinated notes or that hold certain warrants to purchase our stock, the investors have certain registration rights for the shares of common stock held by them, or subject to acquisition upon exercise of certain warrants. See "Description of Capital
Stock -- Registration Rights" beginning on page 62 for a more detailed description of these registration rights.

In December 1998, we entered into our standard Player Package Agreement with eCicero Corporation pursuant to which we agreed to produce rich media events for eCicero from time to time and we granted eCicero a license to distribute our desktop player software together with the events. Bruce A. Forgrieve, a former executive officer and director of Eloquent, founded eCicero and serves as its President and Chief Executive Officer and a member of its board of directors. In addition, in March 1999, we entered into a Software and Services Agreement with eCicero. Pursuant to this agreement, we licensed to eCicero certain of our content production software and our applications server software, and eCicero agreed to use our content production services to produce at least forty hours of content over a two-year period. The agreement permits eCicero to produce standardized events presented by subject matter experts, using our platform, or to have us produce the events, and to resell the events to its own customers. eCicero is required to pay Eloquent a one-time software site license fee of $100,000, an annual software maintenance fee of $15,000 and content production fees of $2,000 per finished hour of content for an event.

In January 1999, we entered into a Confidential Agreement and General Release with Gloria M. Purdy, providing for her resignation, effective as of February 1, 1999, from the positions of Chief Financial Officer, Secretary and Treasurer. The agreement further provided for Ms. Purdy's continued service as a consultant to Eloquent through August 1, 1999. In exchange for her release of all claims against Eloquent and in consideration for her services as a consultant, Ms. Purdy continued to receive her base pay and certain other benefits through August 1, 1999. The aggregate value of such benefits provided to Ms. Purdy under the agreement was approximately $113,000. Additionally, Ms. Purdy's grant of options to purchase 225,000 shares of our common stock, originally granted in April 1998, continued to vest at a rate of 3,750 shares per month during the six-month period that she served as a consultant. For additional information relating to Ms. Purdy's compensation see "Management -- Executive Compensation" beginning on page 46.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of December 31, 1999 by:

     - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

     -  each of our directors;

     -  the named executive officers;

     -  all current executive officers and directors as a group.

Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 10,731,880 shares of common stock outstanding as of December 31, 1999 and 15,231,880 shares outstanding immediately following the completion of this offering, assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of December 31, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted, the address for the individuals listed below is: c/o Eloquent, Inc., 2000 Alameda de las Pulgas, Suite 100, San Mateo, California 94403.

                                                                            PERCENTAGE OF SHARES
                                                                             BENEFICIALLY OWNED
                                                                            --------------------
                                                              NUMBER OF      BEFORE      AFTER
                  NAME OF BENEFICIAL OWNER                      SHARES      OFFERING    OFFERING
                  ------------------------                    ----------    --------    --------
Entities associated with ONSET Ventures(1)..................   2,932,601      26.9%       19.0%
  2490 Sand Hill Road
  Menlo Park, CA 94025
Entities associated with Foundation Capital(2)..............   1,679,096      15.5%       11.0%
  70 Willow Road, Suite 200
  Menlo Park, CA 94025
Clifford A. Reid, Ph.D.(3)..................................   1,709,000      15.7%       11.1%
Entities associated with Crosslink Capital, Inc.(4).........   1,447,548      13.4%        9.5%
  555 California Street
  Suite 2350
  San Francisco, CA 94104
Entities associated with Menlo Ventures(5)..................   1,380,129      12.8%        9.0%
  3000 Sand Hill Road
  Building 4, Suite 100
  Menlo Park, CA 94025
Abraham Kleinfeld(6)........................................   1,225,000      10.2%        7.4%
David Glazer(7).............................................     700,000       6.5%        4.6%
Bruce A. Forgrieve(8).......................................     556,000       5.2%        3.7%
  2720 Wakefield Drive
  Belmont, CA 94002

                                                                            PERCENTAGE OF SHARES
                                                                             BENEFICIALLY OWNED
                                                                            --------------------
                                                              NUMBER OF      BEFORE      AFTER
                  NAME OF BENEFICIAL OWNER                      SHARES      OFFERING    OFFERING
                  ------------------------                    ----------    --------    --------
Anthony P. Brenner(4).......................................   1,447,548      13.4%        9.5%
  c/o Crosslink Capital, Inc.
  555 California Street
  Suite 2350
  San Francisco, CA 94104
Kathryn C. Gould(2).........................................   1,679,096      15.5%       11.0%
  c/o Foundation Capital
  70 Willow Road, Suite 200
  Menlo Park, CA 94025
Michael E. Herman(9)........................................      25,000         *           *
David F. Millet(10).........................................     375,000       3.4%        2.4%
Terry L. Opdendyk(1)........................................   2,932,601      26.9%       19.0%
  c/o ONSET Ventures
  2490 Sand Hill Road
  Menlo Park, CA 94025
Mark C. Thompson(11)........................................      25,000         *           *
R. John Curson(12)..........................................     210,000       1.9%        1.4%
Jane Beule(13)..............................................     179,200       1.7%        1.2%
Marc A. Schnabolk(14).......................................     175,000       1.6%        1.1%
Gloria M. Purdy.............................................      60,000         *           *
All directors and current executive officers
  As a group (12 persons)(15)...............................  10,682,445      79.8%       59.7%

---------------------------------------------
  *  Less than one percent.

 (1) Includes 2,413,700 shares, a warrant to purchase 14,450 shares and a warrant to purchase 75,000 shares held by ONSET Enterprise Associates II, L.P. and 354,451 shares and a warrant to purchase 75,000 shares, held by ONSET Enterprise Associates III, L.P. (collectively, the "ONSET Funds"). Mr. Opdendyk, a director of Eloquent, is a general partner of each of the ONSET Funds. Mr. Opdendyk disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (2) Includes 1,470,022 shares and a warrant to purchase 67,500 shares held by Foundation Capital, L.P. and 134,074 shares and a warrant to purchase 7,500 shares held by Foundation Capital Entrepreneurs Fund, LLC (collectively, the "Foundation Funds"). Ms. Gould, a director of Eloquent, is a general partner of each of the Foundation Funds. Ms. Gould disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (3) Includes 125,000 shares underlying currently exercisable stock options granted to Mr. Reid under our 1997 Equity Incentive Plan. If these options were exercised in full within 60 days of December 31, 1999, all of these shares would be subject to a repurchase right in favor of Eloquent. Darlene
     K. Mann, Mr. Reid's domestic partner, is a general partner of each of the ONSET Funds. Mr. Reid disclaims beneficial ownership of any of the shares held by the ONSET Funds.

 (4) Includes 63,747 shares and a warrant to purchase 3,487 shares held by Omega Bayview, L.L.C., 118,982 shares held by Crosslink Crossover Fund II, L.P., a warrant to purchase 6,502 shares held by Crosslink Crossover Fund III, L.P., 464,984 shares and a warrant to purchase 25,407 shares held by Crosslink Omega Ventures III, L.L.C., and 724,835 shares and a warrant to purchase 39,604 shares held by Crosslink Offshore Omega Ventures III, A Cayman Islands Trust (collectively, the "Crosslink Funds"). Mr. Brenner, a director of Eloquent, is a member of Omega Bayview, L.L.C. and is a member of the general partner of each of the other Crosslink Funds. Mr. Brenner disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

 (5) Includes 55,559 shares and a warrant to purchase 3,000 shares held by Menlo Entrepreneurs Fund VII, L.P. and 1,249,570 shares and a warrant to purchase 72,000 shares held by Menlo Ventures VII, L.P. (collectively, the "Menlo Funds").

 (6) Includes 1,225,000 shares underlying currently exercisable stock options granted to Mr. Kleinfeld under our 1997 Equity Incentive Plan. If these options were exercised in full within 60 days of December 31, 1999, 487,917 shares would be subject to a repurchase right in favor of Eloquent.

 (7) Includes 100,000 shares underlying currently exercisable stock options granted to Mr. Glazer under our 1997 Equity Incentive Plan. If these options were exercised in full within 60 days of December 31, 1999, all of these shares would be subject to a repurchase right in favor of Eloquent.

 (8) Includes 556,000 shares held in the Bruce A. Forgrieve Living Trust, for which Mr. Forgrieve, a former executive officer of Eloquent, serves as a trustee.

 (9) Includes 25,000 shares underlying currently exercisable stock options granted to Mr. Herman under our 1997 Equity Incentive Plan and transferred by Mr. Herman to Herman Family Trading Company, L.P. Mr. Herman serves as the sole trustee of the sole general partner of Herman Family Trading Company. If these options were exercised in full within 60 days of December 31, 1999, all of these shares would be subject to a repurchase right in favor of Eloquent.

(10) Includes a warrant to purchase 375,000 shares held by GMN Investors II, L.P. Mr. Millet is an officer of the general partner of such fund. Mr. Millet disclaims beneficial ownership of those shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

(11) Includes 25,000 shares underlying currently exercisable stock options granted to Mr. Thompson under our 1997 Equity Incentive Plan. If these options were exercised in full within 60 days of December 31, 1999, all of these shares would be subject to a repurchase right in favor of Eloquent.

(12) Includes 210,000 shares underlying currently exercisable stock options granted to Mr. Curson under our 1997 Equity Incentive Plan. If these options were exercised in full within 60 days of December 31, 1999, all of these shares would be subject to a repurchase right in favor of Eloquent.

(13) Includes 100,000 shares purchased upon exercise of stock options granted to Ms. Beule under our 1997 Equity Incentive Plan, 55,200 of which will be subject to a repurchase right in favor of Eloquent on the date that is 60 days after December 31, 1999. Also includes 79,200 shares underlying remaining options that are currently exercisable. If the remaining options were exercised in full within 60 days of December 31, 1999, all of the shares would be subject to a repurchase right in favor of Eloquent.

(14) Includes 175,000 shares underlying currently exercisable stock options granted to Mr. Schnabolk under our 1997 Equity Incentive Plan. If these options were exercised in full within 60 days of December 31, 1999, all of these shares would be subject to a repurchase right in favor of Eloquent.

(15) Includes 1,839,200 shares underlying currently exercisable stock options granted to seven of our executive officers and directors under our 1997 Equity Incentive Plan. If these options were exercised in full within 60 days of December 31, 1999, 1,282,317 shares would be subject to a repurchase right in favor of Eloquent.

                          DESCRIPTION OF CAPITAL STOCK

The following section describes the capital stock of Eloquent and certain provisions of our certificate of incorporation and bylaws that will govern the rights of and restrictions on our capital stock after the completion of this offering. To learn more about the terms of our capital stock, you are encouraged to review the complete provisions of our certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement, of which this prospectus is a part.

Upon the closing of this offering, the authorized capital stock of Eloquent will consist of 40,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

COMMON STOCK

As of December 31, 1999, there were 3,572,871 shares of our common stock outstanding, held of record by 76 stockholders. Subject to preferences that apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Unless Section 2115 of the California General Corporation Law is applicable to us, holders of common stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. The common stock is not entitled to preemptive rights and is not subject to redemption. Upon a liquidation, dissolution or winding-up of Eloquent, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

As of December 31, 1999, there were 7,159,009 shares of our Series A, Series B, Series C and Series D preferred stock outstanding, held of record by 16 stockholders. Upon the closing of this offering, all outstanding shares of Series A, Series B, Series C and Series D preferred stock will be converted into 7,159,009 shares of common stock. Following the conversion, the shares converted will be retired from the number of authorized shares of preferred stock. In connection with our subordinated note and warrant financing in October 1999, we authorized the issuance of 2,500,000 shares of Series E preferred stock. The subordinated notes are convertible into Series E preferred stock after December 31, 2000, but must be repaid with proceeds from this offering, so we do not expect any shares of Series E preferred stock to be issued.

Upon the closing of this offering, the board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, although the board cannot reduce the number of shares of a series below the number of shares of such series then outstanding. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Eloquent and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

WARRANTS

Between November 1995 and March 1998, we issued warrants to purchase an aggregate of 108,986 shares of our common stock at a weighted average exercise price of $2.15 per share to Lighthouse Capital Partners, L.P. and Lighthouse Capital Partners II, L.P. In July 1996, we issued and sold a warrant to purchase up to 14,450 shares of our common stock at an exercise price of $0.173 per share to ONSET Enterprise Associates II, L.P.

In May 1997, we issued a warrant to purchase up to 14,451 shares of our Series B preferred stock at an exercise price of $1.73 per share to Imperial Bank. In July 1999, we issued a warrant to purchase up to 70,000 shares of our common stock at an exercise price of $5.10 per share to an affiliate of Transamerica Business Credit Corporation, TBCC Funding Trust II.

In October 1999, we issued warrants to purchase an aggregate of 1,500,000 shares of our common stock with an exercise price of $0.01 per share to purchasers of our subordinated notes.

All warrants are subject to the provisions of an investors' rights agreement. See "-- Registration Rights" beginning on this page for additional information relating to this agreement.

REGISTRATION RIGHTS

Pursuant to an investors' rights agreement dated October 20, 1999, between Eloquent and some of our investors and warrantholders, the investors and warrantholders have registration rights for the 8,659,009 shares of common stock held by them, or issuable upon conversion of their preferred stock and exercise of their warrants. Under the rights agreement, investors holding more than 50% of the then outstanding registrable securities may demand that we file a registration statement under the Securities Act covering all or a portion of the investors' registrable securities. A registration demand must cover at least 20% of the investors' then outstanding registrable securities or any lesser percentage of such securities if the registration has an aggregate offering price to the public of at least $2 million. These registration rights are subject to our right to delay the filing of a registration statement for a period not to exceed 180 days after receiving the registration demand, although we cannot delay more than once in a 12-month period. The managing underwriter, if any, of any such offering has the right to limit the number of the registrable securities proposed to be included in such registration.

If we are eligible to effect a registration on Form S-3, the investors holding more than 25% of the then outstanding registrable securities may demand, that we file a registration statement on Form S-3 covering all or a portion of the investors' registrable securities, provided that the registration has an aggregate offering price to the public of more than $500,000. These registration rights are subject to our right to delay the filing of a registration statement for a period not to exceed 90 days after receiving the registration demand, although we cannot delay more than twice in a 12-month period.

In addition, the investors have "piggyback" registration rights. If we propose to register any of our securities under the Securities Act other than pursuant to the investors' demand registration rights noted above, the investors may require us to include all or a portion of their registrable securities in the registration. The managing underwriter, if any, of any such offering will have the right to limit the number of the registrable securities to no less than one-third of the total number of securities proposed to be included in such registration.

All registration expenses incurred in connection with the first three registrations requested pursuant to each of the three foregoing paragraphs, will be borne by us. Thereafter, all registration expenses will be paid by the selling investors pro rata in proportion to the number of securities sold. In any registration, including the first three, each selling investor will pay all underwriting discounts and selling commissions applicable to the sale of his or its registrable securities.

All registration rights described above will terminate seven years after this offering. Following the closing of this offering, the rights of each investor holding less than 1% of our outstanding common stock under the rights agreement will terminate when that investor may sell all of its shares during any 90-day period under Rule 144 of the Securities Act.

SECTION 2115

Eloquent is a corporation formed under Delaware law, and therefore is governed by the Delaware General Corporation Law. However, we are also currently subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's state of incorporation, certain provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California. For example, while we are subject to Section 2115, stockholders may cumulate votes in electing directors. This means that each stockholder may vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate. This potentially allows minority stockholders to elect some members of the board of directors. When we are no longer subject to Section 2115, cumulative voting will not be allowed and a holder of 50% or more of our voting stock will be able to control the election of all directors. In addition to this difference,
Section 2115 has the following additional effects:

     - enables removal of directors with or without cause with majority stockholder approval;

     -  places limitations on the distribution of dividends;

     - extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares; and

     - provides for information rights and required filings in the event we effect a sale of assets or complete a merger.


We anticipate that we will have at least 800 stockholders of record by the record date for our 2001 annual meeting of stockholders. If this occurs and our stock is then quoted on the Nasdaq National Market, we will no longer be subject to Section 2115 as of the record date for our 2001 annual meeting of stockholders. See "-- Common Stock" beginning on page 61 and "Management -- Board Composition" beginning on page 44 for additional information relating to the effects of Section 2115 on Eloquent.


DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

DELAWARE LAW. We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation involving the interested stockholder;

     - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction that has the effect of increasing the proportionate share of the stock of any class or series beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 defines an "interested stockholder" as:

     - any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation; and

     - any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of Section 203. The statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to Eloquent and, accordingly, may discourage attempts to acquire Eloquent.

CHARTER PROVISIONS. Our bylaws, which will become effective upon the closing of this offering, divide the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Eloquent. In addition, the bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting of the stockholders may be taken only if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Bylaws also provide that special meetings of the stockholders may be called only by the board of directors, the chairman of the board or the chief executive officer. See "Management -- Board Composition" beginning on page 44 for additional information relating to the classification of the board of directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

     -  any breach of the director's duty of loyalty;

     - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

     - payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

     - any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

Our bylaws, which will become effective upon the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may modify the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

We have entered into indemnity agreements with each of our current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.


We have obtained directors' and officers' liability insurance.


TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 15,231,880 shares of common stock, based on common stock outstanding as of December 31, 1999, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options and warrants. In addition, as of December 31, 1999, we had outstanding options to purchase 3,327,342 shares of common stock and outstanding warrants to purchase 1,685,387 shares of common stock.

The 4,500,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by "affiliates" of Eloquent as that term is defined in Rule 144 under the Securities Act. All of the remaining shares, options and warrants are subject to lock-up agreements generally providing that the holder will not:

     - offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common stock or any securities convertible into, or exercisable or exchangeable for, common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into, or exercisable or exchangeable for, common stock, whether any such transaction above is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of U.S. Bancorp Piper Jaffray Inc. on behalf of the underwriters, for a period of 180 days after the date of this prospectus.

The table below indicates approximately when the restricted stock and stock issuable upon exercise of options and warrants outstanding as of December 31, 1999 will be eligible for sale in the public market as a result of the lock-up agreements described above, the operation of Rules 144, 144(k) and 701 and vesting restrictions. Some of the shares that will be eligible for sale in the public market will be subject to volume and other resale restrictions as a result of Rule 144 because the holders are affiliates of Eloquent.

         ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET

                                                              OUTSTANDING   OUTSTANDING   OUTSTANDING
                                                                SHARES        OPTIONS      WARRANTS
                                                              -----------   -----------   -----------
On the effective date of the offering.......................           0             0             0
90 days after the effective date............................           0             0             0
181 days after the effective date...........................  10,716,880     1,706,149       207,887
After 181 days after the effective date.....................      15,000     1,621,193     1,477,500

In general, a person, or group of persons whose shares are aggregated must have beneficially owned restricted shares for at least one year to be eligible to sell shares under Rule 144. The holding period of a prior owner that is not an affiliate may be included for purposes of satisfying the one-year holding period requirement. A person or group of persons eligible to sell shares under Rule 144 would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 152,319 shares immediately after this offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Eloquent. Under Rule 144(k), a person who is not deemed to have been an affiliate of Eloquent at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The holding period of a prior owner that is not an affiliate may be included for purposes of satisfying the two-year holding period requirement.

Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on Rule 701's resale provisions 90 days after the effective date of this offering. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

Certain holders of shares of common stock are also entitled to certain rights with respect to registration of such shares of common stock for offer and sale to the public. See "Description of Capital Stock -- Registration Rights" beginning on page 62 for a more detailed description of these registration rights.

We intend to file, within 180 days after the effective date of the offering, a Form S-8 registration statement under the Securities Act to register shares issued in connection with option exercises and shares reserved for issuance under our equity incentive plans. Common stock issued upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and to lock-up agreements.

                                  UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc., Banc of America Securities LLC and Thomas Weisel Partners LLC are acting as representatives, have agreed to buy, subject to the terms and conditions of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.


                                                        NUMBER
                    UNDERWRITERS                       OF SHARES
                    ------------                       ---------
U.S. Bancorp Piper Jaffray Inc.......................  1,200,000
Banc of America Securities LLC.......................    900,000
Thomas Weisel Partners LLC...........................    900,000
Chase Securities Inc. ...............................    125,000
CIBC World Markets Corp..............................    125,000
Deutsche Bank Securities Inc. .......................    125,000
Donaldson, Lufkin & Jenrette Securities
  Corporation........................................    125,000
E*OFFERING Corp......................................    125,000
FleetBoston Robertson Stephens Inc. .................    125,000
Lehman Brothers Inc. ................................    125,000
Morgan Stanley & Co. Incorporated....................    125,000
Prudential Securities Incorporated...................    125,000
Salomon Smith Barney Inc.............................    125,000
SG Cowen Securities Corporation......................    125,000
Nessuah Zannex Ltd. .................................    125,000
                                                       ---------
         Total.......................................  4,500,000
                                                       =========



The underwriters have advised us that they propose to offer the shares to the public at $16.00 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.66 per share. The underwriters may allow and the dealers may reallow a concession of not more than $0.10 per share on sales to certain other brokers and dealers. After this offering, these amounts may be changed by the underwriters.


We have granted to the underwriters an option to purchase up to an additional 675,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the prior paragraph. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the per share and total underwriting discount to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.


                                         NO EXERCISE    FULL EXERCISE
                                         -----------    -------------
Per share..............................  $     1.12      $     1.12
Total..................................  $5,040,000      $5,796,000



The underwriting discount is an amount equal to the offering price per share to the public of the common stock, less the amount paid by the underwriters to Eloquent per share of common stock. The underwriting discount is 7%.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The expenses of the offering, exclusive of the underwriting discount, include the Securities and Exchange Commission registration fee, the National Association of Securities Dealers filing fee, the Nasdaq National Market listing fee, printing expenses, legal fees and expenses, accounting fees and expenses, road show expenses, Blue Sky fees and expenses, transfer agent and registrar fees and other miscellaneous fees. We estimate that these fees and expenses will be an aggregate of approximately $1,500,000. These fees and expenses are payable entirely by us.

We and each of our directors, executive officers and certain stockholders have agreed to restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray. The agreements provide exceptions for:

     -  sales to underwriters pursuant to the purchase agreement;

     - our sales in connection with the exercise of options granted and the granting of options to purchase shares under our existing stock option plans; and

     - certain other exceptions specified in the purchase agreement and lock-up agreements.

Of the 4,500,000 shares of common stock offered by us, 225,000 shares will be reserved for sale to persons designated by us. Total shares reserved for sale to persons designated by us will not exceed 5% of the total shares offered. Shares not sold to these persons will be reoffered immediately by the underwriters to the public at the initial public offering price.

Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager of 120 filed public offerings of equity securities, of which 88 have been completed, and has acted as a syndicate member in an additional 57 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with Eloquent or any of our officers, directors or other controlling persons, except for its contractual relationship with Eloquent under the terms of the underwriting agreement entered into in connection with this offering.


Prior to the offering, there has been no established trading market for our common stock. The initial public offering price was determined by negotiation between us and the underwriters. The factors considered in determining the initial public offering price included:


     -  the history of and the prospects for the industry in which we compete;

     -  our past and present operations;

     -  our historical results of operations;

     -  our prospects for future earnings;

     - the recent market prices of securities of generally comparable companies;

     - the general condition of the securities markets at the time of the offering; and

     -  other relevant factors.

We cannot assure you that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

U.S. Bancorp Piper Jaffray acted as placement agent in connection with our sale of exchangeable subordinated notes and warrants to purchase common stock in October 1999. As compensation for those services, we paid U.S. Bancorp Piper Jaffray a cash fee of $1,000,100 and issued to U.S. Bancorp Piper Jaffray 15,000 shares of our common stock. In addition, three individuals affiliated with U.S. Bancorp Piper Jaffray and one individual affiliated with Banc of America Securities LLC participated in our subordinated notes and warrant financing in October 1999. These individuals purchased notes with an aggregate principal amount of $300,000 and acquired warrants to purchase a total of 22,500 shares of common stock. These warrants were exercised in full immediately after they were issued. Finally, a limited partnership, one of the limited partners of which is an entity affiliated with Banc of America Securities LLC, participated in the October 1999 subordinated notes and warrant financing. The portion of the limited partnership's investment beneficially attributable to the limited partner affiliated with Banc of America Securities LLC consists of notes with an aggregate principal amount of $38,400 and warrants to purchase 2,880 shares of common stock, which have been exercised. Rule 2710(c)(7) of the National Association of Securities Dealers' conduct rules prohibits the sale or transfer of the shares acquired as described in this paragraph for one year from the effective date of this offering.

                                 LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for Eloquent by Cooley Godward LLP, San Francisco, California. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

The financial statements of Eloquent, Inc., as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

                                 ELOQUENT, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1997, DECEMBER 31, 1998 AND DECEMBER 31,
  1999:
Report of Independent Accountants...........................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Stockholders' Equity..........................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Eloquent, Inc:

In our opinion, the accompanying balance sheets and the related statements of operations and of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Eloquent, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
January 18, 2000

                                 ELOQUENT, INC.

                                 BALANCE SHEETS

                                                                                     PRO FORMA
                                                                                   STOCKHOLDERS'
                                                           DECEMBER 31,               EQUITY
                                                   ----------------------------    DECEMBER 31,
                                                       1998            1999            1999
                                                   ------------    ------------    -------------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents......................  $  6,660,939    $ 17,174,027
  Accounts receivable, net of allowances for
     doubtful accounts of $104,950 and $334,005
     in 1998 and 1999, respectively..............     1,981,827       3,438,923
  Deferred production costs......................       263,573          37,199
  Prepaid expenses...............................       109,210         377,393
                                                   ------------    ------------
          Total current assets...................     9,015,549      21,027,542
  Property and equipment, net....................     2,187,815       1,914,694
  Deferred charges...............................            --       1,782,755
  Other assets...................................       258,011         539,523
                                                   ------------    ------------
          Total assets...........................  $ 11,461,375    $ 25,264,514
                                                   ============    ============
LIABILITIES
Current liabilities:
  Bank line of credit............................  $  1,500,000    $  3,000,000
  Accounts payable and other liabilities.........     1,955,375       3,916,913
  Capital lease obligation -- current portion....       689,891         617,927
  Deferred revenue...............................       706,422         787,166
                                                   ------------    ------------
          Total current liabilities..............     4,851,688       8,322,006
Capital lease obligation, net of current
  portion........................................     1,253,883         776,932
Long-term notes payable..........................            --       8,477,104
                                                   ------------    ------------
          Total liabilities......................     6,105,571      17,576,042
                                                   ------------    ------------
Commitments and contingencies (Note 6)
STOCKHOLDERS' EQUITY
Convertible preferred stock, $0.001 par value:
  Authorized shares; 7,438,844 shares in 1998 and
     9,938,844 shares in 1999, actual, 10,000,000
     in 1999, pro forma (unaudited)..............
  Issued and outstanding; 7,159,009 shares in
     1998 and 1999, actual, no shares in 1999,
     pro forma (unaudited) (Liquidation value of
     $22,412,948)................................         7,159           7,159              --
Common stock, $0.001 par value:
  Authorized shares; 17,000,000 shares in 1998
     and 30,000,000 shares in 1999, actual,
     40,000,000 in 1999, pro forma (unaudited)...
  Issued and outstanding; 3,471,316 shares in
     1998 and 3,572,871 shares in 1999, actual,
     10,731,880 in 1999, pro forma (unaudited)...         3,472           3,573          10,732
Unearned stock-based compensation................    (2,344,042)     (9,564,384)     (9,564,384)
Additional paid-in capital.......................    25,921,704      52,089,430      52,089,430
Accumulated deficit..............................   (18,232,489)    (34,847,306)    (34,847,306)
                                                   ------------    ------------    ------------
          Total stockholders' equity.............     5,355,804       7,688,472       7,688,472
                                                   ------------    ------------    ------------
          Total liabilities and stockholders'
            equity...............................  $ 11,461,375    $ 25,264,514    $ 25,264,514
                                                   ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                                 ELOQUENT, INC.

                            STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------
                                                       1997            1998            1999
                                                    -----------    ------------    ------------
Revenues:
  Content production services.....................  $ 3,518,600    $  6,750,200    $  8,412,518
  Software licenses and maintenance...............      405,595         993,293       2,958,564
  Professional services...........................           --              --       1,121,257
                                                    -----------    ------------    ------------
          Total revenues..........................    3,924,195       7,743,493      12,492,339
                                                    -----------    ------------    ------------
Cost of revenues:
  Content production services.....................    3,716,426       5,729,765       5,021,022
  Software licenses and maintenance...............       49,924         445,267         645,881
  Professional services...........................           --              --       1,495,843
                                                    -----------    ------------    ------------
          Total cost of revenues..................    3,766,350       6,175,032       7,162,746
                                                    -----------    ------------    ------------
  Gross margin....................................      157,845       1,568,461       5,329,593
                                                    -----------    ------------    ------------
Costs and expenses:
  Sales and marketing.............................    3,784,703       6,812,416       8,856,340
  Research and development........................      845,104       1,509,846       1,958,775
  General and administrative......................    1,876,228       2,210,907       3,499,028
  Stock-based compensation........................           --         991,533       5,756,395
                                                    -----------    ------------    ------------
          Total operating expenses................    6,506,035      11,524,702      20,070,538
                                                    -----------    ------------    ------------
               Loss from operations...............   (6,348,190)     (9,956,241)    (14,740,945)
Interest expense and other charges................     (100,211)       (259,343)     (2,174,808)
Interest income and other income..................       79,103         207,544         300,936
                                                    -----------    ------------    ------------
          Net loss................................  $(6,369,298)   $(10,008,040)   $(16,614,817)
                                                    -----------    ------------    ------------
Net loss per share:
  Basic and diluted...............................  $     (4.59)   $      (4.74)   $      (5.47)
                                                    ===========    ============    ============
Weighted average shares -- basic and diluted......    1,388,023       2,110,982       3,036,477
                                                    ===========    ============    ============
Pro forma net loss per share:
  Basic and diluted...............................                                 $      (1.63)
                                                                                   ============
  Pro forma weighted average shares -- basic and
     diluted......................................                                   10,195,486
                                                                                   ============

   The accompanying notes are an integral part of these financial statements.

                                 ELOQUENT, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                 CONVERTIBLE
                                  PREFERRED
                                    STOCK             COMMON STOCK      ADDITIONAL      UNEARNED
                             -------------------   ------------------     PAID-IN     STOCK-BASED    ACCUMULATED
                               SHARES     AMOUNT    SHARES     AMOUNT     CAPITAL     COMPENSATION     DEFICIT         TOTAL
                             ----------   ------   ---------   ------   -----------   ------------   ------------   ------------
BALANCES, DECEMBER 31,
  1996.....................   3,157,513   $3,158   2,955,000   $2,955   $ 4,305,560   $        --    $ (1,855,151)  $  2,456,522
  Issuance of Series C
    convertible preferred
    stock..................   1,912,233   1,912           --      --      7,455,796            --              --      7,457,708
  Exercise of stock
    options................          --      --      232,900     233         37,750            --              --         37,983
  Issuance of common and
    preferred stock
    warrants in exchange
    for services...........          --      --           --      --          6,215            --              --          6,215
  Net loss.................          --      --           --      --             --            --      (6,369,298)    (6,369,298)
                             ----------   ------   ---------   ------   -----------   -----------    ------------   ------------
BALANCES, DECEMBER 31,
  1997.....................   5,069,746   5,070    3,187,900   3,188     11,805,321            --      (8,224,449)     3,589,130
  Issuance of Series D
    convertible preferred
    stock..................   2,089,263   2,089           --      --     10,653,147            --              --     10,655,236
  Exercise of stock
    options................          --      --      483,766     484        100,962            --              --        101,446
  Repurchase of unvested
    common stock...........          --      --     (200,350)   (200)       (13,301)           --              --        (13,501)
  Unearned stock-based
    compensation...........          --      --           --      --      3,335,575    (3,335,575)             --             --
  Amortization of
    stock-based
    compensation...........          --      --           --      --             --       991,533              --        991,533
  Issuance of common stock
    warrants in exchange
    for services...........          --      --           --      --         40,000            --              --         40,000
  Net loss.................          --      --           --      --             --            --     (10,008,040)   (10,008,040)
                             ----------   ------   ---------   ------   -----------   -----------    ------------   ------------
BALANCES, DECEMBER 31,
  1998.....................   7,159,009   $7,159   3,471,316   $3,472   $25,921,704   $(2,344,042)   $(18,232,489)  $  5,355,804

  Exercise of stock
    options................                          422,643     423        260,093            --              --        260,516
  Exercise of common stock
    warrants...............                           22,500      22            203            --              --            225
  Repurchase of unvested
    common stock...........                         (358,588)   (359)      (121,862)           --              --       (122,221)
  Unearned stock-based
    compensation...........          --      --           --      --     12,976,737   (12,976,737)             --             --
  Amortization of unearned
    stock-based
    compensation...........          --      --           --      --             --     5,756,395              --      5,756,395
  Issuance of common stock
    in exchange for
    services...............          --      --       15,000      15        149,985            --              --        150,000
  Issuance of common stock
    warrants in exchange
    for services...........          --      --           --      --        402,570            --              --        402,570
  Issuance of common stock
    warrants in connection
    with long-term notes
    payable................          --      --           --      --      7,500,000            --              --      7,500,000
  Beneficial conversion
    charge related to
    long-term notes
    payable................          --      --           --      --      5,000,000            --              --      5,000,000
  Net loss.................          --      --           --      --             --            --     (16,614,817)   (16,614,817)
                             ----------   ------   ---------   ------   -----------   -----------    ------------   ------------
BALANCES, DECEMBER 31,
  1999.....................   7,159,009   $7,159   3,572,871   $3,573   $52,089,430   $(9,564,384)   $(34,847,306)  $  7,688,472
                             ==========   ======   =========   ======   ===========   ===========    ============   ============

   The accompanying notes are an integral part of these financial statements.

                                 ELOQUENT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                           1997           1998           1999
                                                        -----------   ------------   ------------
Cash flows from operating activities:
  Net loss............................................  $(6,369,298)  $(10,008,040)  $(16,614,817)
  Adjustment to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization....................      222,532        707,402      1,248,687
     Amortization of long-term notes payable
       discount.......................................           --             --        975,104
     Issuance of warrants in exchange for services....        6,215         40,000             --
     Amortization of deferred charges.................           --             --        194,735
     Amortization of stock-based compensation.........           --        991,533      5,756,395
     Changes in operating assets and liabilities:
       Accounts receivable............................   (1,180,820)      (527,271)    (1,457,096)
       Deferred production costs......................     (176,607)       (63,810)       226,374
       Prepaid expenses...............................      (66,605)       (15,363)      (268,183)
       Other assets...................................      (59,663)       (19,736)      (281,512)
       Accounts payable and other liabilities.........    1,871,232       (156,003)     1,961,538
       Deferred revenue...............................      267,548        290,644         80,744
                                                        -----------   ------------   ------------
          Net cash used in operating activities.......   (5,485,466)    (8,760,644)    (8,178,031)
                                                        -----------   ------------   ------------
Cash flows from investing activities:
  Acquisition of property and equipment...............     (253,026)      (146,315)      (975,566)
  Acquisition and maturity of short-term
     investments......................................    1,178,176             --             --
                                                        -----------   ------------   ------------
          Net cash provided by (used in) investing
            activities................................      925,150       (146,315)      (975,566)
                                                        -----------   ------------   ------------
Cash flows from financing activities:
  Proceeds from borrowings under line of credit.......    1,400,000      3,300,000      4,000,000
  Repayments of borrowings under line of credit.......   (1,200,000)    (2,000,000)    (2,500,000)
  Fees incurred in connection with the line of
     credit...........................................           --             --        (75,000)
  Proceeds from issuance of convertible preferred
     stock............................................    7,457,708     10,655,236             --
  Proceeds from issuance of subordinated notes, net...           --             --     18,652,080
  Proceeds from issuance of common stock..............       37,983        101,446        260,741
  Repurchases of unvested common stock................           --        (13,501)      (122,221)
  Proceeds from capital lease financing...............           --             --        158,375
  Payment of principal of capital lease obligations...     (221,283)      (491,386)      (707,290)
                                                        -----------   ------------   ------------
          Net cash provided by financing activities...    7,474,408     11,551,795     19,666,685
                                                        -----------   ------------   ------------
Net increase in cash and cash equivalents.............    2,914,092      2,644,836     10,513,088
Cash and cash equivalents, beginning of period........    1,102,011      4,016,103      6,660,939
                                                        -----------   ------------   ------------
Cash and cash equivalents, end of period..............  $ 4,016,103   $  6,660,939   $ 17,174,027
                                                        ===========   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                 ELOQUENT, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. FORMATION AND BUSINESS

Eloquent, Inc. was incorporated in Delaware in March 1995. Eloquent produces rich media solutions for business communications. These rich media solutions are used to communicate to target audiences through the combination of video, audio, graphics and text in a synchronized, searchable and navigable format. These rich media presentations can be delivered via the Web, intranets, extranets and CD-ROMs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Eloquent considers all highly liquid investments, purchased with an original or remaining maturity of three months or less, as of the date of purchase, to be cash equivalents and those with an original or remaining maturity, as of the date of purchase, of greater than three months to be short-term investments. At December 31, 1998 and 1999, Eloquent did not hold any securities with an original or remaining maturity, as of the date of purchase, of three months or more.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts of Eloquent's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to Eloquent for loans with similar terms, the carrying value of the bank line of credit and capital lease obligations approximate fair value.

CERTAIN RISKS AND CONCENTRATIONS

Financial instruments which potentially subject Eloquent to concentrations of credit risk consist principally of trade accounts receivable and cash and cash equivalents.

Substantially all of Eloquent's cash and cash equivalents as of December 31, 1999 are on deposit with one major U.S. financial institution. Deposits at any point in time may exceed the federally insured limits.

Eloquent supplies a variety of customers and generally does not require collateral against orders. Although Eloquent maintains an allowance for potential credit losses it believes to be adequate, a payment default on a significant sale could materially and adversely affect its operating results and financial condition. At December 31, 1998 and 1999, no customer accounted for greater than 10% of accounts receivable. For fiscal year 1998, one customer accounted for approximately 13% of revenues. For fiscal year 1999, no customer accounted for greater than 10% of revenues.

Eloquent operates in a single business segment that is characterized by rapid technological advances, changes in customer requirements and evolving industry standards. Any failure by Eloquent to anticipate or respond to changes in demand could have a material adverse effect on its business and operating results.

Eloquent relies on a number of third-party suppliers for various services. While management believes Eloquent could obtain these services from other qualified suppliers on similar terms and conditions, a

                                 ELOQUENT, INC.

disruption in the supply of these services by the current suppliers could have an adverse impact on the business and operating results.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Furniture and equipment.....................................  5 years
Computers and software......................................  3 years

Leasehold improvements are amortized on a straight-line basis over their estimated useful life or their lease term, whichever is less. Assets acquired under capital lease are amortized over the shorter of the estimated useful economic life or the length of the lease. Repairs and maintenance costs are expensed as incurred.

Eloquent periodically evaluates the carrying value of equipment and leasehold improvements held when events and circumstances warrant such a review. When the carrying value of equipment and leasehold improvements is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset.

DEFERRED PRODUCTION COSTS

Costs that relate to uncompleted event production are included in the financial statements as deferred production costs. The deferred production costs at December 31, 1999 are expected to be entirely billed and collected in 2000.

REVENUE RECOGNITION

Eloquent adopted the provisions of Statement of Position 97-2, or SOP 97-2, Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of Effective Date of Certain Provisions of SOP 97-2, effective January 1, 1998. SOP 97-2 supersedes Statement of Position 91-1, Software Revenue Recognition, and delineates the accounting for software products, products including software that is not incidental to the product and maintenance revenues. Under SOP 97-2, Eloquent recognizes content production revenues upon shipment of the master copy if evidence of an arrangement exists, the fee is fixed and determinable and collection of resulting receivables is probable.

For contracts with multiple obligations, (e.g., undelivered content production events, compact disc duplication, maintenance, desktop player and applications server software licenses, content hosting and other services) revenues from content production events are recognized when delivery has occurred, collection of the receivable is probable, the fee is fixed or determinable and vendor-specific objective evidence exists to allocate the total fee to all delivered and undelivered elements of the arrangement. Eloquent recognizes revenue allocated to undelivered content production events when the criteria for content production revenue set forth above are met. Eloquent recognizes revenue for compact disc duplication upon shipment of the duplicated compact discs.

Software licenses and maintenance include revenues in relation to desktop player and applications server software licenses, software maintenance and content hosting. The revenues for desktop player and applications server software licenses are recognized upon shipment, or notification of shipment to the customer, dependent on the delivery medium. Eloquent recognizes revenues for maintenance and content hosting ratably over the period of the maintenance or content hosting contract.

                                 ELOQUENT, INC.

Prior to the adoption of SOP 97-2, effective January 1, 1998, Eloquent recognized revenues from the sale of content production upon delivery of the master copy if remaining obligations were insignificant and collection of the resulting accounts receivable was probable. Revenues from the duplication of compact disc was recognized upon shipment to the customer. Eloquent recognized revenues from end user usage fees upon shipment, or notification of shipment, to the customer. Revenues from content hosting and maintenance were deferred and recognized ratably over the period of the contract.

Eloquent recognizes revenues for professional services, for which alterations to the features and functionality of the software are made, in accordance with Statement of Position 81-1, Contract Accounting. Professional services revenue is recognized as the services are performed when collectibility is probable.

Amounts collected prior to satisfying the above revenue recognition criteria are classified as deferred revenue.

ADVERTISING EXPENSE

Eloquent expenses advertising costs as they are incurred. Advertising expenses for fiscal years 1997, 1998 and 1999 were not significant.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. To date, products have generally reached technological feasibility and have been released for sale at substantially the same time. Accordingly, no software development costs have been capitalized as of December 31, 1999.

STOCK-BASED COMPENSATION

Eloquent accounts for stock-based compensation issued to employees in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, expense is based on the difference, if any, on the date of grant, between the fair value of common stock and the exercise price. Stock issued to non-employees has been accounted for in accordance with SFAS No. 123 and valued using the Black-Scholes option pricing model.

INCOME TAXES

Eloquent accounts for income taxes using the liability method under which, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

NET LOSS PER SHARE

Eloquent computes net loss per share in accordance with SFAS No. 128 Earnings Per Share. Under the provisions of SFAS No. 128 basic net loss per share is computed by dividing the net loss for the period by the weighted average number of vested common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares are composed of common shares issuable upon conversion of convertible preferred stock (using the if-converted method)

                                 ELOQUENT, INC.

and shares issuable upon the exercise of stock options and warrants and are included in the diluted net loss per share to the extent that they are dilutive.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------
                                                       1997            1998            1999
                                                    -----------    ------------    ------------
NUMERATOR:
  Net loss........................................  $(6,369,298)   $(10,008,040)   $(16,614,817)
                                                    -----------    ------------    ------------
DENOMINATOR:
  Weighted average common stock outstanding.......    3,052,759       3,431,042       3,494,708
  Weighted average unvested common stock subject
     to repurchase................................   (1,664,736)     (1,320,060)       (458,231)
                                                    -----------    ------------    ------------
Denominator for basic and diluted calculation.....    1,388,023       2,110,982       3,036,477
                                                    -----------    ------------    ------------
Basic and diluted net loss per share..............  $     (4.59)   $      (4.74)   $      (5.47)
                                                    -----------    ------------    ------------
ANTIDILUTIVE SECURITIES:
  Options to purchase common stock................    1,010,061       1,318,712       3,327,342
  Warrants........................................      115,771         137,886       1,685,387
  Convertible preferred stock.....................    5,069,746       7,159,009       7,159,009
                                                    -----------    ------------    ------------
                                                      6,195,578       8,615,607      12,171,738
                                                    ===========    ============    ============

Pro forma net loss per share for the year ended December 31, 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the conversion of 7,159,009 shares of preferred stock into common stock effective upon the closing of Eloquent's initial public offering on an as-if converted basis. Pro forma diluted net loss per share is computed using the pro forma weighted average number of common and common equivalent shares outstanding. Common equivalent shares, composed of common shares issuable upon the exercise of stock options and warrants, are not included in diluted net loss per share as such shares are antidulutive.

Pro forma basic and diluted net loss per share is as follows:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1999
                                                              -----------------
                                                                 (UNAUDITED)
Net loss....................................................    $(16,614,817)
                                                                ============
Shares used in computing basic and diluted net loss per
  share.....................................................       3,036,477
Adjusted to reflect the effect of the assumed conversion of
  all convertible preferred stock from the date of
  issuance..................................................       7,159,009
                                                                ------------
Weighted average shares used in computing pro forma basic
  and diluted net loss per share............................      10,195,486
                                                                ============
Pro forma basic and diluted net loss per share..............    $      (1.63)
                                                                ============

COMPREHENSIVE INCOME (LOSS)

Effective January 1, 1998 Eloquent adopted the provisions of SFAS No. 130, Reporting of Comprehensive Income. This statement requires companies to classify items of other comprehensive income by their components in the financial statements and display the accumulated balance of other comprehensive

                                 ELOQUENT, INC.

income separately in the equity section of a statement of financial position. To date, Eloquent has not had any transactions that are required to be reported as other comprehensive income (loss).

RECENT ACCOUNTING PRONOUNCEMENTS

In April 1998, AcSEC issued SOP 98-5, Reporting on the Costs of Start-Up Activities. This SOP provides guidance on the financial reporting of start-up costs. It requires the costs of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 did not have a material impact on the financial statements of Eloquent.

In June 1998, the FASB Issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133 an amendment of FASB Statement No. 133. SFAS No. 137 defers the application of SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000; however, early application is encouraged. Eloquent will adopt SFAS No. 133 for the 2001 fiscal year but does not expect such adoption to materially affect the financial statement presentation.

In December 1998, AcSEC released Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is no vendor-specific objective evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 and SOP 98-9 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. Eloquent is currently evaluating the impact of the requirements of SOP 98-9 and the effects, if any, on its current revenue recognition policies.

3. PROPERTY AND EQUIPMENT

                                                        1998          1999
                                                     ----------    -----------
Computer equipment and software....................  $  286,683    $   287,438
Furniture and fixtures.............................      66,065        122,970
Computer equipment acquired under capital lease
  obligations......................................   2,330,354      3,085,578
Leasehold improvements under capital lease
  obligations......................................     496,000        546,157
                                                     ----------    -----------
                                                      3,179,102      4,042,143
Less accumulated depreciation and amortization.....    (991,287)    (2,127,449)
                                                     ----------    -----------
                                                     $2,187,815    $ 1,914,694
                                                     ==========    ===========

Accumulated amortization on equipment acquired under capital lease obligations was $777,622 and $1,572,412 as of December 31, 1998 and 1999, respectively.

                                 ELOQUENT, INC.

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

                                                            DECEMBER 31,
                                                      ------------------------
                                                         1998          1999
                                                      ----------    ----------
Accounts payable....................................  $  783,720    $1,817,552
Accrued compensation and related expenses...........     539,008     1,051,098
Accrued sales and property taxes....................     414,768       244,204
Accrued liabilities.................................     217,879       804,059
                                                      ----------    ----------
                                                      $1,955,375    $3,916,913
                                                      ==========    ==========

5. DEFERRED CHARGES

In conjunction with the revolving line of credit (see Note 6, Line of Credit and Capital Lease Obligations), Eloquent issued to the lender warrants to purchase 70,000 shares of common stock at $5.10 per share. The warrants expire July 2006. Eloquent valued the warrants using the Black-Scholes option pricing model at $402,570, and has recorded the value of the warrants as debt issue costs. The debt issue costs are being amortized over the life of the revolving credit facility, which is 18 months. The assumptions used in the Black-Scholes model were: dividend yield of 0%; volatility of 55%; risk-free interest rate of 5.94%; and the expected life of 7 years.

In connection with the issuance of $20.0 million of convertible notes (see Note 8, Convertible Notes and Warrants) Eloquent has incurred costs of $1,500,000. These costs have been recorded as debt issue costs and are being amortized over the life of the notes.

6. LINE OF CREDIT AND CAPITAL LEASE OBLIGATIONS

LINE OF CREDIT

On July 14, 1999, Eloquent entered into a revolving line of credit agreement with a financial institution. The line of credit allows for borrowings up to the lesser of $6,000,000 or 85% of the company's eligible receivables, as defined, plus 75% of the unbilled receivables, as defined, plus $3,000,000 at any time outstanding. This line of credit replaces a $2.5 million credit agreement that expired as of July 19, 1999. The interest rate is the highest prime rate, as defined, plus 2% per annum for formula loans and 3.5% per annum for non-formula loans. The interest rate shall not exceed 9% per annum. At December 31, 1998 and 1999, the outstanding borrowings under the respective lines of credit totaled $1,500,000 and $3,000,000, respectively.

CAPITAL LEASE OBLIGATIONS


On August 5, 1999, Eloquent entered into a lease line of credit agreement with a financial intermediary. The line of credit allows for principal borrowings of up to $1,500,000 of which approximately $160,000 had been utilized as of December 31, 1999. The ability to finance principal expires on the earlier of reaching the $1,500,000 limit or July 31, 2000. The agreement replaces Eloquent's previous lease line of credit agreement that expired in the third quarter of 1999. Leases bear interest at rates ranging from 9.95% to 10.54%, are collateralized by the underlying equipment, and are payable over the equipment lease term.

                                 ELOQUENT, INC.

Future annual minimum lease payments due under the capital lease agreements at December 31, 1999 are as follows:

2000...................................................    $  835,686
2001...................................................       589,655
2002...................................................       117,622
                                                           ----------
          Total minimum lease payments.................     1,542,963
Less interest..........................................      (148,104)
                                                           ----------
Principal minimum lease payments.......................     1,394,859
Less current portion...................................      (617,927)
                                                           ----------
Long-term obligations under capital leases.............    $  776,932
                                                           ==========

7. COMMITMENTS AND CONTINGENCIES

OPERATING LEASE OBLIGATIONS

Eloquent leases certain office facilities under noncancelable operating lease arrangements expiring between 2001 and 2002. As of December 31, 1999, future minimum lease commitments under noncancelable operating leases are as follows:

2000...................................................    $1,110,183
2001...................................................     1,107,254
2002...................................................       467,471
                                                           ----------
                                                           $2,684,908
                                                           ==========

Rental expense for the years ended December 31, 1997, 1998 and 1999 was $427,742, $1,127,125 and $1,187,792, respectively.

ROYALTIES

Eloquent has entered into various technology licensing agreements which allow it to incorporate the licensed technology into its software products. Certain of the agreements require royalty payments ranging from 1.5% to 2.5% of revenues generated from products incorporating the licensed technology. The remaining agreement requires payment of fees ranging from $2,125 to $12,750, depending on the version of the technology that is incorporated in our product, per central processing unit.

LITIGATION

From time to time Eloquent is subject to legal proceedings and claims in the ordinary course of business. Eloquent is not currently aware of any legal proceedings or claims which it believes will have, individually or in the aggregate, a material adverse effect on its financial position or results of operations.

8. CONVERTIBLE NOTES AND WARRANTS

On October 20, 1999, Eloquent sold convertible notes and detachable warrants to purchase 1,500,000 shares of common stock for aggregate gross consideration of $20,000,000. In conjunction with the sale of the notes Eloquent incurred $1,500,000 in debt issue costs.

The notes mature on October 20, 2004 and bear interest at 12% per annum. The notes are required to be automatically repaid when certain conditions are met, including (i) a 50% change in ownership, (ii) sale

                                 ELOQUENT, INC.

of all, or substantially all, of Eloquent's assets, (iii) merger or consolidation of Eloquent with a third party, or (iv) the completion of an initial public offering of common stock.

After December 31, 2000, the investors, at their option, may convert the notes to Series E preferred stock, at an initial conversion rate of $8.00 per share, subject to certain anti-dilutive provisions. This gives rise to a beneficial conversion feature of $5,000,000 based on the fair value of common stock at the date of the sale of the notes and detachable warrants.

In conjunction with the sale of the notes, Eloquent issued to the investors detachable warrants to purchase 1,500,000 shares of common stock with an exercise price of $0.01 per share. The warrants expire the earlier of 5 years after the repayment of the notes or October 20, 2006.

The gross consideration received from the notes was allocated between the notes and the warrants in accordance with Accounting Principles Board Opinion No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants," as follows:

Long term notes payable.....................................  $12,500,000
Warrants....................................................    7,500,000
                                                              -----------
Gross consideration.........................................  $20,000,000
                                                              ===========

The beneficial conversion feature valued at $5,000,000 was recorded as a further discount on the sale of the notes.

The debt issuance costs and the discount resulting from the issuance of the warrants are being amortized to interest expense over the life of the notes. The beneficial conversion feature is being amortized over the one year period up to the earliest conversion date.

9. STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

The convertible preferred stock as of December 31, 1999 comprises:

                                                             NUMBER OF        COMMON
                                              NUMBER OF       SHARES          SHARES
                                               SHARES       ISSUED AND     RESERVED FOR    LIQUIDATION
                                             AUTHORIZED     OUTSTANDING     CONVERSION        VALUE
                                             -----------    -----------    ------------    -----------
Series A...................................   1,250,000      1,250,000      1,250,000      $ 1,000,000
Series B...................................   1,921,964      1,907,513      1,907,513        3,299,998
Series C...................................   1,912,233      1,912,233      1,912,233        7,457,709
Series D...................................   2,354,647      2,089,263      2,089,263       10,655,241
Series E...................................   2,500,000             --      2,500,000               --
                                              ---------      ---------      ---------      -----------
                                              9,938,844      7,159,009      9,659,009      $22,412,948
                                              =========      =========      =========      ===========

The preferred stock authorized by Eloquent's Articles of Incorporation may be issued in one or more series.

                                 ELOQUENT, INC.

The rights, preferences and privileges of the Series A, Series B, Series C, Series D and Series E preferred stockholders are as follows:

     Conversion

     Each share of the Series A, Series B, Series C, Series D and Series E preferred stock shall be convertible at the option of the holder, at any time after the date of issuance, into one fully paid and nonassessable share of common stock.

     Conversion of each share of the Series A, Series B, Series C and Series D preferred stock is automatic upon the closing of a public offering of Eloquent's common stock at a purchase price of not less than $5.10 per share and total proceeds of at least $15,000,000 and conversion of each share of the Series E preferred stock is automatic upon the closing of a public offering of Eloquent's common stock at a purchase price of not less than $12.00 per share and total proceeds of at least $30,000,000. Further, conversion of the Series A, Series B, Series C, Series D and Series E preferred stock is automatic at the election of two-thirds of the preferred stockholders.

     Dividends

     Series A, Series B, Series C, Series D and Series E preferred stockholders are entitled to noncumulative dividends at a rate of ten percent of the original issue price per share per annum when and if declared by the Board of Directors. The Series A, Series B, Series C, Series D and Series E preferred stockholders are entitled to participate in all dividends paid to common stockholders in equal amount per share, on an as-if-converted basis, to the amount paid for each common share. As of December 31, 1999, no dividends have been declared.

     Voting Rights and Liquidation Preference

     Series A, B, C D and E preferred stock have voting rights equal to the number of shares of common stock into which the preferred stock will convert.

     The Series A, Series B, Series C, Series D and Series E preferred stock have a liquidation preference of $0.80, $1.73, $3.90, $5.10 and $8.00, respectively, subject to adjustment for splits and other recapitalizations, plus all declared but unpaid dividends. If funds are insufficient for full payment of these amounts, all assets and funds of Eloquent legally available will be distributed ratably among the holders of preferred stock. If funds are sufficient for full payment of these amounts, the remaining funds will be distributed ratably to the holders of common stock and preferred stock on an as if converted basis until the holders of each share of Series A, B and C preferred stock have received, from legally available funds, additional payment up to a maximum of $4.75 per share, including liquidation proceeds already received, and the holders of each share of Series E preferred stock have received, from legally available funds, additional payment up to a maximum of $8.00 per share, not including liquidation proceeds already received. Thereafter, should any funds be available for distribution, these shall be distributed ratably amongst the common stockholders.

CONVERTIBLE PREFERRED STOCK WARRANTS

In May 1997, in conjunction with a short-term financing arrangement, Eloquent issued fully exercisable warrants to purchase 14,451 shares of Series B convertible preferred stock at a price of $1.73 per share which expire May 12, 2002. The fair value of these warrants was estimated using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%; volatility of 55%, risk-free interest rate

                                 ELOQUENT, INC.

of 6.57% and a term of 5 years. The fair value of these warrants was recorded as an expense in the year ended December 31, 1997.

COMMON STOCK

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of the holders of all classes of stock outstanding having priority rights as to dividends.

At December 31, 1999, Eloquent had reserved shares of common stock for future issuance as follows:

Convertible preferred stock..............................   9,659,009
Warrants.................................................   1,685,387
Stock option plan and stock purchase plan................   5,490,191
                                                           ----------
                                                           16,834,587
                                                           ==========

FOUNDERS COMMON STOCK

Certain common stock was issued to the founders and is subject to repurchase at the original issue price, at Eloquent's option, should the founders cease to be employed for any reason. Shares vest ratably over a five year period. At December 31, 1998 and 1999, approximately 509,600 and 72,800 shares, respectively, were subject to repurchase at the original purchase price of $0.01.

COMMON STOCK WARRANTS

In 1996, Eloquent issued fully exercisable warrants to purchase 14,450 shares of common stock for $0.173 per share in connection with working capital obtained from a related party. The warrants expire July 10, 2001 or upon an initial public offering. The fair value of these warrants was estimated using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%; volatility of 55%, risk-free interest rate of 6.18% and a term of 5 years. The fair value of these warrants was recorded as an expense in the year ended December 31, 1996.

In 1997, Eloquent issued fully exercisable warrants to purchase 34,683 and 15,000 shares of common stock for $1.73 and $3.60 per share, respectively, in connection with capital lease arrangements. The warrants expire March 31, 2004. The fair value of these warrants was estimated using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%; volatility of 55%, risk-free interest rate of 6.66% and a term of 7 years. The fair value of these warrants was recorded as an expense in the year ended December 31, 1997.

In 1998, Eloquent issued fully exercisable warrants to purchase 22,115 shares of common stock for $3.90 per share in connection with a capital lease arrangement. The warrants expire March 2005. The fair market value of these warrants was estimated using the Black-Scholes option pricing model and the following assumptions; dividend yield of 0%; volatility of 55%, risk-free interest rate of 5.61% and a term of 7 years. The fair value was recorded as an expense in the year ended December 31, 1998.

In 1999, in conjunction with the revolving line of credit (see Note 6), Eloquent provided the lender with warrants to purchase 70,000 shares of common stock at $5.10 per share. The warrants expire July 2006. The fair value of these warrants of $402,570 was estimated using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%; volatility of 55%; risk free interest rate of 5.94%; and a term of 7 years. The value will be amortized over the term of the facility.

                                 ELOQUENT, INC.

In 1999, warrants to purchase 1,500,000 shares were issued in conjunction with the convertible notes at an exercise price of $0.01 per share. See note 8 for further details.

Warrant activity is as follows:

                                                                 WARRANTS OUTSTANDING
                                                              ---------------------------
                                                                               PRICE
                        DESCRIPTION                            SHARES        PER SHARE
                        -----------                           ---------    --------------
Balance, December 31, 1996..................................     51,638    $0.173 - $0.80
Warrants granted............................................     49,683    $1.73  - $3.90
                                                              ---------    --------------
Balance, December 31, 1997..................................    101,321    $0.173 - $3.90
Warrants granted............................................     22,115    $         3.90
                                                              ---------    --------------
Balance, December 31, 1998..................................    123,436    $0.173 - $3.90
Warrants granted............................................  1,570,000    $0.01  - $5.10
Warrants exercised..........................................    (22,500)   $         0.01
                                                              ---------    --------------
Balance, December 31, 1999..................................  1,670,936    $0.01  - $5.10
                                                              =========    ==============

COMMON STOCK OPTION PLAN

Eloquent has two stock option plans (collectively, "the Plans") under which 6,004,500 shares of common stock have been authorized for issuance of stock options to employees, directors, or consultants. Both Plans are constituted and operated under similar terms and conditions. Under the terms of the Plans, incentive options may be granted to employees, and nonstatutory options may be granted to employees, directors and consultants, at prices no less than 100% and 85%, respectively, of the fair market value of Eloquent's common stock at the date of grant, as determined by the Board of Directors. For 10% stockholders, options may be granted at prices not less than 110% of the fair market value of the common stock on the date of grant.

Options granted under the Plans prior to November 1998 generally become exercisable immediately and vest at 20% upon completion of one year from the vesting commencement date and ratably 1/60 each month thereafter. The options expire ten years from the date of grant, and Eloquent holds the right to repurchase unvested shares issued pursuant to their exercise at the original exercise price. In November 1998, Eloquent adjusted the terms of prospective option grants under the Plans. Grants after November 1998 generally vest at 25% upon completion of one year from the vesting commencement date and ratably 1/48 each month thereafter and become exercisable immediately.

                                 ELOQUENT, INC.

Stock option activity under the Plans is summarized as follows:

                                                             OPTIONS OUTSTANDING
                                              --------------------------------------------------
                                              SHARES AVAILABLE      SHARES      WEIGHTED AVERAGE
                                                 FOR GRANT       UNDER OPTION    EXERCISE PRICE
                                              ----------------   ------------   ----------------
Balance, December 31, 1996..................        513,000          482,000         $0.14
Additional shares reserved..................        619,500
Options granted.............................       (884,561)         884,561         $0.25
Options exercised...........................             --         (232,900)        $0.16
Options canceled............................        123,600         (123,600)        $0.13
                                                 ----------       ----------
Balance, December 31, 1997..................        371,539        1,010,061         $0.23
Additional shares reserved..................      1,155,000
Options granted.............................     (1,061,934)       1,061,934         $0.59
Options exercised...........................             --         (483,766)        $0.21
Options canceled............................        269,517         (269,517)        $0.23
                                                 ----------       ----------
Balance, December 31, 1998..................        734,122        1,318,712         $0.49
Additional shares reserved..................      3,160,000
Options granted.............................     (3,082,050)       3,082,050         $1.96
Options exercised...........................             --         (422,643)        $0.61
Options canceled............................        650,777         (650,777)        $0.68
                                                 ----------       ----------
Balance, December 31, 1999..................      1,462,849        3,327,342         $1.80
                                                 ==========       ==========

The options outstanding and currently vested by exercise price at December 31, 1999 were as follows:

                        OPTIONS OUTSTANDING
-------------------------------------------------------------------
                                WEIGHTED AVERAGE                                  VESTED OPTIONS
                                   REMAINING                          --------------------------------------
   RANGE OF         SHARES        CONTRACTUAL      WEIGHTED AVERAGE     EXERCISABLE AT      WEIGHTED AVERAGE
EXERCISE PRICE    OUTSTANDING         LIFE          EXERCISE PRICE     DECEMBER 31, 1999     EXERCISE PRICE
--------------    -----------   ----------------   ----------------   -------------------   ----------------
 $0.08 - 0.39        333,296          7.44              $0.26               172,328              $0.25
  1.00 - 2.00      2,560,296          9.19               1.16               466,710               1.05
    5.00             103,300          9.73               5.00                 5,222               5.00
  7.50 - 8.00        330,450          9.83               7.54                 7,242               7.50
                   ---------                                                -------
                   3,327,342                                                651,502
                   =========                                                =======

FAIR VALUE DISCLOSURES

Eloquent calculated the minimum fair value of each option grant on the date of grant using the minimum value option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                         1997     1998     1999
                                                         -----    -----    -----
Risk-free interest rate................................  6.21%    5.21%    5.68%
Expected life..........................................     5        5        5
Dividend yield.........................................    --       --       --

                                 ELOQUENT, INC.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. Eloquent's pro forma information follows:

                                              YEAR ENDED DECEMBER 31,
                                    -------------------------------------------
                                       1997            1998            1999
                                    -----------    ------------    ------------
Net loss..........................  $(6,369,298)   $(10,008,040)   $(16,614,817)
                                    ===========    ============    ============
Net loss -- FAS 123 adjusted......  $(6,389,860)   $(10,066,083)   $(17,043,114)
                                    ===========    ============    ============
Net loss per share as reported
Basic and diluted.................  $     (4.59)   $      (4.74)   $      (5.47)
                                    ===========    ============    ============
Net loss per share -- FAS 123
  adjusted
Basic and diluted.................  $     (4.60)   $      (4.76)   $      (5.61)
                                    ===========    ============    ============

The effects of applying SFAS 123 in this pro forma disclosure may not be indicative of future amounts. Additional rewards in future years are anticipated.

STOCK-BASED COMPENSATION

In connection with certain stock option grants during the years ended December 31, 1998 and 1999, Eloquent recorded unearned stock-based compensation totaling $16,312,312, which is being amortized utilizing the accelerated method prescribed in Financial Accounting Standards Board Interpretation No. 28 over the vesting periods of the related options which is generally four to five years. Amortization of this stock-based compensation recognized during the years ended December 31, 1998 and 1999 totaled $991,533 and $5,756,395, respectively. No stock-based compensation was recorded in the fiscal year 1997.

If the stock-based compensation for year ended December 31, 1998 and 1999 had been allocated across the relevant functional expense categories within operating expenses, it would be allocated as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                         1998          1999
                                                       ---------    -----------
Cost of revenues.....................................  $149,555     $  218,760
Sales and marketing..................................   242,134      1,227,048
Research and development.............................   239,161        142,686
General and administrative...........................   360,683      4,167,901
                                                       --------     ----------
                                                       $991,533     $5,756,395
                                                       ========     ==========

EQUITY INCENTIVE PLAN

In October 1999, the Board approved Eloquent's 1999 Equity Incentive Plan. The 1999 Equity Incentive Plan will become effective on the effective date of the initial public offering and will terminate in October 2009, unless terminated earlier by the Board of Directors. The plan provides for the grant of incentive stock options, nonstatutory stock options and other equity instruments. Upon the effectiveness of the plan, shares available under existing incentive plans will become authorized for issuance under the plan.

EMPLOYEE STOCK PURCHASE PLAN

In October 1999, the Board approved the Employee Stock Purchase Plan covering an aggregate of 700,000 shares of common stock. The Employee Stock Purchase Plan will become effective on the

                                 ELOQUENT, INC.

effective date of the initial public offering and is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended.

10. SUPPLEMENTAL CASH FLOW INFORMATION

                                                          1997           1998          1999
                                                       -----------    ----------    -----------
Supplemental Cash Flow Information:
  Cash paid for interest.............................  $   (99,809)   $ (259,720)   $(1,004,969)
                                                       ===========    ==========    ===========
Noncash investing and financing activities:
  Assets acquired under capital leases...............  $(1,698,954)   $ (678,443)   $        --
                                                       ===========    ==========    ===========
  Stock-based compensation...........................  $        --    $3,335,575    $12,976,737
                                                       ===========    ==========    ===========
  Common stock and common stock warrants issued in
     connection with long-term note payable and line
     of credit.......................................  $        --    $       --    $   552,570
                                                       ===========    ==========    ===========
  Issuance of common stock warrants in connection
     with long-term notes payable....................  $        --    $       --    $ 7,500,000
                                                       ===========    ==========    ===========
  Beneficial conversion charge related to long-term
     notes payable...................................  $        --    $       --    $ 5,000,000
                                                       ===========    ==========    ===========

11. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of deferred tax assets for federal and state income taxes are as follows:

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                 1998            1999
                                                              -----------    ------------
State taxes.................................................  $     1,663    $      2,341
Depreciation and amortization...............................      (44,244)        (57,815)
Other.......................................................      529,739       1,241,751
Research and development credits............................      102,663         302,629
Net operating losses........................................    6,192,132       9,859,682
                                                              -----------    ------------
Net deferred tax asset......................................    6,781,953      11,348,588
Less valuation allowance....................................   (6,781,953)    (11,348,588)
                                                              -----------    ------------
                                                              $        --    $         --
                                                              ===========    ============

Eloquent has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates on an annual basis the recoverability of the deferred tax assets and the level of the valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

                                 ELOQUENT, INC.

Eloquent's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:

                                                               DECEMBER 31,
                                                              --------------
                                                              1998      1999
                                                              ----      ----
Statutory federal income tax rate...........................  (34)%     (34)%
Valuation allowance on deferred tax assets..................   34        34
                                                              ---       ---
          Effective tax rate................................   --%       --%
                                                              ===       ===

At December 31, 1999, Eloquent had federal and state net operating loss carryforwards of approximately $25,400,973 and $16,155,687, respectively, and a total of federal and state research and development tax credit carryforwards of $302,629. Eloquent's net operating loss carryforwards, as well as credit carryforwards, expire between the years 2004 and 2019, if not utilized.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If Eloquent should have an ownership change, as defined, utilization of the carryforwards would be restricted.

12. 401(k) SAVINGS PLAN

Eloquent has a savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code, under which, participating employees may defer a percentage (not to exceed 15%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees of Eloquent are eligible to participate in the Savings Plan. Eloquent is not required to contribute to the Savings Plan and has made no contributions since the inception of the Savings Plan.

                                4,500,000 SHARES

                                 ELOQUENT, INC.

                                  COMMON STOCK

                             [ELOQUENT, INC. LOGO]

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------


Until March 13, 2000, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                           U.S. BANCORP PIPER JAFFRAY

                         BANC OF AMERICA SECURITIES LLC

                           THOMAS WEISEL PARTNERS LLC


                               FEBRUARY 16, 2000